SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Portugal Telecom

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company” refer to Portugal Telecom and its subsidiaries or any of them as the context.

Portugal Telecom

Portugal

Wireline	> Retail, large corporates’ voice and data, broadband and pay TV services
Euro 917 million (revenues)	> SMEs’ voice and data
Mobile	> TMN 100%
Euro 610 million (revenues)

Brazil

Oi 25.3%	> Integrated operator, offering fixed, mobile, data and pay TV services
Euro 6,124 million (revenues)
Contax 14.1%	> Contact centre
Euro 584 million (revenues)

Other main international assets

			Revenues (Euro million)
Unitel 25% (*) (**)	> Angola	> Mobile	590
CTM 28% (**)	> Macao	> Wireline, mobile	174
MTC 34% (*)	> Namibia	> Mobile	75
CVT 40% (*)	> Cape Verde	> Wireline, mobile	38
Timor Telecom 41.12%	> East Timor	> Wireline, mobile	22
CST 51% (*)	> São Tomé e Príncipe	> Wireline, mobile	6

(*) These stakes are held by Africatel, which is controlled 75% by PT. (**) These associated companies were consolidated by the equity method of accounting.

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [PT Contact 100%]; Pension funds management [Previsão 82.05%]

01

Financial review

On 28 March 2011, Portugal Telecom concluded the acquisition process of its investments in Oi, including Telemar Participações, TNL, Telemar and indirectly in Brasil Telecom, and in Contax, including CTX, and the agreements entered into with the controlling shareholders of these companies for a total consideration of R$ 8,437 million. Under the terms of these agreements PT shares the power to govern the financial and operational policies of Oi and Contax Group, resulting in the proportional consolidation of Oi and Contax Group, based on PT’s interest in their controlling shareholders Telemar Participações (25.6%) and CTX (42.0%), respectively. Consequently, PT’s results in 1H11, include the impact of the proportional consolidation of the earnings of Oi and Contax Group, as from 1 April 2011.

Following the disposal of the investment in Brasilcel in September 2010 and in accordance with IFRS 5, VIVO business line was presented as a discontinued operation in 2010 income and cash flows statements.

Consolidated income statement

Consolidated income statement (1)	Euro million

	2Q11	2Q10	y.o.y	1H11	1H10	y.o.y
Operating revenues	1,797.7	933.5	92.6%	2,668.8	1,840.4	45.0%
Wireline (2)	461.2	482.8	(4.5)%	917.4	971.0	(5.5)%
Mobile • TMN (2)	306.7	343.6	(10.7)%	609.7	689.5	(11.6)%
Brazil • Oi	832.3	0.0	n.m.	832.3	0.0	n.m.
Other and eliminations	197.5	107.1	84.4%	309.4	179.9	72.0%
Operating costs (3)	1,155.3	563.3	105.1%	1,669.0	1,093.0	52.7%
Wages and salaries	302.6	157.2	92.5%	459.4	306.8	49.7%
Direct costs	292.0	141.7	106.1%	416.9	275.4	51.4%
Commercial costs	138.0	89.7	53.9%	210.8	174.2	21.0%
Other operating costs	422.7	174.7	142.0%	582.0	336.6	72.9%
EBITDA (4)	642.4	370.3	73.5%	999.8	747.3	33.8%
Post retirement benefits	14.3	17.8	(19.6)%	26.4	35.6	(26.0)%
Depreciation and amortisation	368.1	177.3	107.6%	564.4	349.7	61.4%
Income from operations (5)	260.0	175.1	48.4%	409.0	362.0	13.0%
Other expenses (income)	5.4	11.6	(53.4)%	12.5	20.6	(39.3)%
Curtailment costs, net	1.2	4.1	(71.2)%	5.6	9.2	(39.7)%
Net losses (gains) on disposal of fixed assets	(0.0)	1.4	n.m.	(0.1)	0.8	n.m.
Net other costs (gains)	4.3	6.1	(29.6)%	7.1	10.6	(32.9)%
Income before financ. & inc. taxes	254.6	163.6	55.6%	396.5	341.4	16.1%
Financial expenses (income)	83.8	21.7	286.9%	28.2	46.9	(39.8)%
Net interest expenses (income)	98.6	59.5	65.6%	81.3	118.6	(31.5)%
Equity in earnings of affiliates, net	(42.3)	(45.2)	(6.3)%	(122.5)	(83.9)	46.0%
Net other financial losses (gains)	27.6	7.3	277.5%	69.5	12.2	n.m.
Income before income taxes	170.7	141.9	20.3%	368.2	294.5	25.0%
Provision for income taxes	(53.8)	12.2	n.m.	(101.8)	(26.5)	283.7%
Income from continued operations	116.9	154.1	(24.1)%	266.5	268.0	(0.6)%
Income from discontinued operations	0.0	61.4	n.m.	0.0	76.7	n.m.
Income before non-controlling interests	116.9	215.5	(45.7)%	266.5	344.7	(22.7)%
Losses (income) attributable to non-controlling interests	(18.8)	(51.4)	(63.4)%	(38.6)	(80.2)	(51.9)%
Consolidated net income	98.1	164.2	(40.2)%	227.9	264.5	(13.8)%

(1)2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation. Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the assets and liabilities of these investments in its statement of financial position and net income as from 1 April 2011. (2) Wireline and TMN operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN, this impact amounted to Euro 8 million in 2Q11. (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Consolidated operating revenues

In 1H11, consolidated operating revenues increased by 45.0% y.o.y to Euro 2,669 million, as compared to Euro 1,840 million in 1H10, reflecting the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 925 million). Excluding this effect, consolidated operating revenues would have decreased by 5.3% y.o.y to Euro 1,744 million in 1H11, as a result of revenue decline in Portuguese operations, partially offset by revenue growth in international operations, namely MTC in Namibia and Timor Telecom and by the consolidation of GPTI as from 1 March 2010.

In 1H11, revenues from Portuguese operations decreased by 7.6% y.o.y (Euro 122 million), negatively impacted by: (1) lower equipment sales (Euro 19 million); (2) lower MTRs (Euro 18 million); (3) lower revenues from the directories business (Euro 11 million); (4) lower wholesale and data and corporate revenues (Euro 33 million), and (5) lower customer revenues at TMN (Euro 50 million). The performance of customer revenues at TMN reflected challenging economic conditions, including a VAT increase (+3pp y.o.y), coupled with increasing popularity of tribal plans.

Wireline operating revenues decreased by 5.5% y.o.y in 1H11, from Euro 971 million to Euro 917 million, while adjusting for a contract with public administration related to the provision of broadband in schools (Euro 15 million) and for the decline in the directories business (Euro 11 million), wireline revenues declined by 2.8% y.o.y in the half impacted primarily by lower wholesale revenues (Euro 17 million), affected by a reduction in ULL and DSL wholesale revenues. In 1H11, retail revenues grew by 0.9% y.o.y, from Euro 484 million to Euro 488 million, on the back of the continued strong performance of the Meo triple-play offer (voice, data and pay-TV), which is underpinning solid trends in fixed telephone lines and in pay-TV and retail broadband revenues. In 1H11, non-voice revenues in Portugal represented 46.0% of service revenues, having grown 4.0pp y.o.y. This positive evolution of PT’s revenue mix is making performance more resilient and predictable and was achieved on the back of increased penetration of data and video services accross all segments, following the significant investments in the fibre rollout and leading-edge technology.

In 1H11, the wireline business continued to benefit from a relentless effort to transform PT’s residential service offering from a legacy fixed telephone to a triple play offering, which is more competitive and more resilient to adverse economic conditions. Total wireline retail accesses or retail revenue generating units (RGUs) increased by 6.6% y.o.y reaching 4,632 thousand, with pay-TV and broadband accesses already accounting for 42% of total retail accesses. Retail net additions reached 105 thousand in 1H11, driven by the success of PT’s pay-TV and triple-play offers, which are contributing to a solid performance of broadband (1,040 customers in 1H11, up by 11.5% y.o.y) and record reduction in fixed telephone line net disconnections (23 thousand, down by 36.7% y.o.y). This solid performance was also underpinned by the investment in the coverage of one million households with FTTH, carried throughout 2009 and 2010, which continues to show steady commercial traction as more households become available for commercial sales. As a result, fibre customers reached 173 thousand as at the end of 1H11, representing a 22.3% penetration over the average number of households available for commercial sales. In February 2011, PT received an Innovation Award by the FTTH Council for the planning and deployment of its fibre network, which recognises PT’s execution and engineering excellence and the company’s ability to work successfully with its technological partners. In 2011, PT plans to extend the FTTH coverage to an additional up to 600 thousand households, thus enhancing its coverage and value proposition further to residential and also corporate and SME customers.

In 1H11, PT had 23 thousand net disconnections of fixed telephone lines, including 16 thousand net disconnections of carrier pre-selection lines (-31.5% y.oy). Traffic generating lines therefore only declined by 7  thousand (+45.6% y.o.y). Fixed broadband retail customers increased by 11.5% y.o.y in 1H11, with 39 thousand net additions in the half. The solid performance of Meo double-play and triple-play offers contributed decisively to mitigate fixed telephone line net disconnections to 23 thousand in 1H11, thus comparing favourably to 36 thousand in 1H10 and 65 thousand in 1H09. As in previous quarters, this strong operational performance was particularly noteworthy in the residential segment, which saw positive fixed telephone line net additions and 40 thousand and 80 thousand broadband and pay-TV net additions in 1H11, respectively. Notwithstanding significant scale back in promotions, total pay-TV net additions reached 89 thousand in 1H11 and pay-TV customers reached 919 thousand, equivalent to 88.4% penetration of the fixed broadband retail customer base, up by 13.1pp y.o.y. As such, PT’s Meo offer continues to benefit from strong demand having reached an estimated pay-TV market share of 32%. Retail RGU per access increased by 8.1% y.o.y in 1H11 to 1.73.

In 1H11, TMN’s operating revenues decreased by Euro 80 million (-11.6% y.o.y) to Euro 610 million, mainly due to: (1) lower customer revenues (Euro 50 million), as a result of the economic conditions, including the 3pp y.o.y increase in VAT and increased popularity of tribal plans, namely those without a monthly fee and only with mandatory top-up obligations; (2) lower interconnection revenues (Euro 22 million), mostly as a result of the negative impact of lower MTRs (Euro 15 million), and (3) lower equipment sales (Euro 8 million). It is worth highlighting that 2Q11 registered a marked improvement: -10.7% y.o.y in 2Q11, which compares to -12.4% in 1Q11. Notwithstanding the significant growth in fixed broadband, in 1H11 data revenues at TMN increased by 4.6% y.o.y and accounted for 27.3% of service revenues (+3.2pp y.o.y), as a result of the solid performance of data packages “internotelemovel”, which continued to show strong growth, explained by the commercial success of “e nunca mais acaba” and increased penetration of smartphones.

In 1H11 and 2Q11, Oi’s revenues stood at Euro 832 million, equivalent to R$ 1,904 million. Oi’s results are proportionally consolidated as from 1 April 2011, reflecting the 25.6% direct and indirect stake that PT owns in Tmar Part, the controlling shareholder of Oi, which fully consolidates Oi companies, including Tele Norte Leste, Telemar Norte Leste and Brasil Telecom.

Other revenues, including intra-group eliminations, increased by 72.0% y.o.y in 1H11 to Euro 309 million. This performance was mainly due to: (1) the impact of the consolidation of Contax as from 1 April 2011 (Euro 94 million) and the consolidation of GPTI as from 1 March 2010 (Euro 13 million), and (2) an increase of 13.0% and 7.7% y.o.y at Timor Telecom and MTC, respectively.

The contribution from fully and proportionally consolidated international assets to operating revenues, including the proportional consolidation of Oi and Contax as from 1 April 2011, stood at 59.2% in 2Q11, while Brazil accounted for 55.0% of operating revenues.

In 1H11, total PT customers stood at 88,251 thousand, up by 5.6% from 83,545 thousand. Customers in international operations, including Brazil and Africa, represented 86% of total PT customers.

Consolidated operating costs (excluding PRBs and depreciation and amortisation)

Consolidated operating costs excluding depreciation and amortization costs and post retirement benefits amounted to Euro 1,669 million in 1H11 and Euro 1,093 million in 1H10, an increase of Euro 576 million primarily explained by the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 633 million). Adjusting for this effect, consolidated operating costs would have decreased by 5.3% y.o.y (Euro 57 million) in 1H11 to Euro 1,036 million, reflecting basically a reduction in Portuguese operations (Euro 86 million), primarily as a result of strict cost control, strong focus on the profitability of operations and lower direct costs resulting from the decrease in revenues. The reduction in Portuguese operations was partially offset by increases at Dedic, Portugal Telecom’s call centre operation in Brazil, and GPTI, which was consolidated as from 1 March 2010.

Wages and salaries increased by 49.7% y.o.y (Euro 153 million) in 1H11 to Euro 459 million, as compared to Euro 307 million in the same period last year, mainly due to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 150 million). Adjusting for this effect, wages and salaries would have increased by 0.7% y.o.y (Euro 2 million) in 1H11 to Euro 309 million, reflecting higher contributions from: (1) Dedic, mainly due to the impact of the appreciation of the Real against the Euro, and (2) GPTI, which was consolidated as from 1 March 2010. These effects more than offset the reduction in wages and salaries from Portuguese operations, reflecting primarily a 9.3% y.o.y decrease at the wireline business as a result of strong focus on cost reduction and also benefiting from curtailment in 4Q10. Wages and salaries accounted for 17.2% of consolidated operating revenues in 1H11.

Direct costs increased by 51.4% y.o.y (Euro 141 million) in 1H11 to Euro 417 million and accounted for 15.6% of consolidated operating revenues. This increase reflected primarily the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 173 million). Adjusting for this effect, direct costs would have decreased by 11.4% y.o.y (Euro 31 million) in 1H11 to Euro 244 million, primarily due to lower contributions from: (1) the wireline business (Euro 22 million), as a result of decreases in interconnection, mainly related to lower MTRs, and directories, following the decline in this business line, which more than offset an increase in programming costs due to the continued growth in pay-TV customers, notwithstanding a decline in programming costs per customer as pay-TV is reaching critical mass; and (2) TMN (Euro 19 million), reflecting lower MTRs and a higher proportion of on-net traffic.

Commercial costs, which include costs of products sold, commissions and marketing and publicity, increased by 21.0% y.o.y (Euro 37 million) in 1H11 to Euro 211 million and accounted for 7.9% of consolidated operating revenues. This increase reflected primarily the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 52 million). Excluding this effect, commercial costs would have decreased by 8.6% y.o.y (Euro 15 million) in 1H11 to Euro 159 million, mainly due to a reduction at Portuguese operations (Euro 16 million), reflecting the impact of the decrease in operating revenues and also strict cost discipline in commissions and lower marketing expenses at the wireline business, which more than offset an increase in marketing expenses at TMN primarily related to the investment in marketing the new tariff plans.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, increased by 72.9% y.o.y in 1H11 (Euro 245 million) to Euro 582 million, as compared to Euro 337 million in 1H10. This increase reflected primarily the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 amounting to Euro 259 million. Adjusting for this effect, other operating costs would have decreased by 3.9% y.o.y (Euro 13 million) in 1H11 to Euro 323 million, basically due to a lower contribution from Portuguese operations (Euro 17 million) related mainly to a reduction in external supplies, reflecting the strict operational and cost discipline. This effect more than offset the higher contribution from GPTI, which was consolidated as from 1 March 1H10.

EBITDA

EBITDA increased by 33.8% y.o.y to Euro 1,000 million in 1H11, as compared to Euro 747 million in the same period last year, due to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 292 million). Excluding this effect, EBITDA would have decreased by 5.3% y.o.y in 1H11 to Euro 708 million, equivalent to a margin of 40.6%. EBITDA performance in the period was impacted by TMN, as a result of the revenue decline and notwithstanding a 11.7% y.o.y reduction in operating costs excluding D&A and PRBs. In 1H11, wireline EBITDA increased by 0.4% y.o.y to Euro 378 million, as a result of achieving scale in the pay-TV business, higher penetration of fibre customers and a relentless and renewed focus on cost cutting.

EBITDA by business segment (1)(2)	Euro million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Wireline	189.8	187.7	1.1%		377.9	376.3	0.4%
Mobile • TMN	143.9	161.1	(10.7)%		287.9	325.2	(11.5)%
Brazil • Oi	284.6	0.0	n.m.		284.6	0.0	n.m.
Other and eliminations	24.1	21.4	12.5%		49.4	45.9	7.7%
EBITDA	642.4	370.3	73.5%		999.8	747.3	33.8%
EBITDA margin (%)	35.7	39.7	(3.9	)pp	37.5	40.6	(3.1	)pp

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

Wireline EBITDA amounted to Euro 378 million in 1H11 (+0.4% y.o.y), equivalent to a 41.2% margin, a 2.4pp y.o.y improvement. This performance marked a robust and steady improvement (+1.1% in 2Q11, -0.2% in 1Q11, -5.3% in 4Q10, -5.9% y.o.y in 3Q10, -6.4% y.o.y in 2Q10 and -9.4% in 1Q10) and represents the best performance in the last nineteen quarters, notwithstanding the continued commercial investment in the roll-out of triple-play offers. The improvement in EBITDA trend was achieved on the back of: (1) pay-TV reaching critical mass, which leads to lower programming costs per customer; (2) fibre rollout, which has a superior quality of service leading to lower customer support and network maintenance costs; (3) the implementation of transformation initiatives, namely in customer care and field force, benefiting from fixed-mobile integration, and (4) additional measures undertaken in anticipation of weaker macro fundamentals, reflecting PT’s strong cost focus. This solid EBITDA performance in the wireline segment was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which contracted Euro 11 million and Euro 3 million, respectively. PT has a financial investment of 25% in the yellow pages company, which is managed by Truvo.

TMN’s EBITDA decreased by 11.5% y.o.y to Euro 288 million in 1H11, as a result of the decline in service revenues (Euro 73 million), which have a high operating leverage. Indeed, service revenues less direct costs declined Euro 54 million, while EBITDA only declined by Euro 37 million as a result of lower support costs (Euro 11 million), which is benefiting from initiatives promoting the usage of self-care, increased simplicity of commercial offers and processes and lower maintenance and repairs. As a result of the cost cutting efforts, EBITDA margin stood at 47.2%, remaining flat y.o.y (+0.1pp).

In 1H11 and 2Q11, Oi’s EBITDA reached Euro 285 million, equivalent to R$ 651 million. EBITDA margin in the period stood at 34.2%.

Other EBITDA increased by 7.7% y.o.y to Euro 49 million in 1H11 mainly due to: (1) the impact of the consolidation of Contax as from 1 April 2011 (Euro 9 million), and (2) the 10.3% and 6.6% y.o.y growth in Timor Telecom and MTC, respectively. After several quarters of EBITDA contraction at CVT in Cape Verde, primarily due to weaker economic conditions and adverse regulation, in 1H11 CVT’s EBITDA increased by 5.2% y.o.y (+8.0% in 2Q11 and +2.7% in 1Q11). These effects were partially offset by a decrease in Dedic of Euro 5 million mainly due to a non recurrent adjustment.

Fully and proportionally consolidated international assets, including the proportional consolidation of Oi and Contax as from 1 April 2011, represented 51.2% of PT’s EBITDA in 2Q11. Brazilian businesses accounted for 45.0% of EBITDA in the period and fully consolidated African businesses accounted for 6.5% of EBITDA.

Net income

Post retirement benefits costs decreased to Euro 26 million in 1H11 from Euro 36 million in the 1H10, reflecting primarily the impact of the transfer of regulatory unfunded pension obligations to the Portuguese State, which was completed in December 2010. This effect was partially offset by the impact of the proportional consolidation of Oi as from 1 April 2011 (Euro 2 million).

Depreciation and amortisation costs increased by 61.4% y.o.y to Euro 564 million in 1H11, reflecting primarily the proportional consolidation of Oi and Contax (Euro 171 million), including the holding companies, and a higher contribution from the wireline business (Euro 34 million), as a result of the FTTH rollout and pay-TV growth.

Net interest expenses decreased to Euro 81 million in 1H11 as compared to Euro 119 million in 1H10, mainly as a result of: (1) an Euro 51 million interest gain in 1Q11 on cash deposits in Brazilian Reais which were used to pay the strategic investment in Oi on 31 March 2011; (2) the decrease in the average net debt from Portuguese operations, following the first and second instalments received from Telefónica in 2010 (Euro 5,500 million), related to the Vivo transaction, which more than offset dividends paid in December 2010 (Euro 876 million related to the first instalment of the special dividend amounting to Euro 1.00 per share) and June 2011 (Euro 1,118 million related to the second instalment of the special dividend amounting to Euro 0.65 per share and the ordinary dividend amounting to Euro 0.65 per share) and the debt related to the transfer of unfunded pension obligations completed in December 2010 (Euro 1,022 million), and (3) the reduction in the average cost of debt from Portuguese operations, excluding the impact of the interest income on cash deposits in Brazilian Reais as referred to above, which stood at 3.5% in 1H11 compared to 4.7% in 1H10. These effects more than offset the impact of the proportional consolidation of Oi and Contax, including the holding companies, as from 1 April 2011 (Euro 49 million).

Equity in earnings of affiliates in 1H11 amounted to Euro 122 million, as compared to Euro 84 million in 1H10. In 1H11, this caption includes a gain of Euro 38 million related to the completion of the disposal of the investment in UOL for a total amount of Euro 156 million. Adjusting for this effect and PT’s share in UOL’s earnings in 1H10 (Euro 10 million), equity accounting in earnings of affiliated companies would have amounted to Euro 85 million in 1H11 and Euro 74 million in 1H10, reflecting primarily the improvement in earnings of Unitel notwithstanding the devaluation of local currency, and CTM.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, increased from Euro 12 million in 1H10 to Euro 69 million in 1H11, reflecting primarily: (1) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 17 million); (2) certain financial taxes incurred in Brazil in connection with the transfer of funds for the investment in Oi (Euro 14 million), and (3) higher net foreign currency losses (Euro 28 million), that were primarily related to the impact on US denominated assets of the depreciation of the US Dollar against the Euro during 1H11.

Income taxes increased to Euro 102 million in 1H11, from Euro 27 million in 1H10, corresponding to an effective tax rate of 27.6% and 9.0%, respectively. The increase in income taxes is primarily explained by: (1) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 28 million); (2) a tax gain, amounting to Euro 48 million, recorded in 2Q10 related to a corporate restructuring of Africatel businesses that resulted in lower taxable profits, and (3) a gain of Euro 4 million corresponding to the impact on deferred taxes, as at 1 January 2010, of the change in the statutory tax rate applicable in Portugal from 26.5% to 29.0% for companies with taxable profits higher than Euro 2 million.

Income from discontinued operations amounted Euro 77 million in 1H10 and included: (1) Vivo’s earnings before minority interests (Euro 45 million), and (2) a gain of Euro 32 million resulting from the transfer of part of accumulated foreign currency translation adjustments related to the former investment in Brasilcel, following a repayment of part of this investment through share capital reductions occurred at this company.

Income attributable to non-controlling interests decreased by Euro 42 million to Euro 39 million in 1H11, reflecting the reductions in non-controlling interests in Vivo (Euro 29 million), following the disposal of this investment in September 2010, and from the African businesses (Euro 11 million). The decrease in non-controlling interests from African businesses is primarily explained by the share of non-controlling interests in the tax gain recognised in 2Q10 as a result of a corporate restructuring of these businesses.

Net income decreased to Euro 228 million in 1H11 from Euro 264 million in 1H10, primarily as a result of: (1) the tax gain, amounting to Euro 48 million, recorded in 2Q10 related to a corporate restructuring of the African businesses; (2) higher depreciation and amortisation costs at the wireline business; (3) certain financial taxes recorded in 1Q11 in connection with the investment in Oi, and (4) foreign exchange losses resulting from the impact of the depreciation of the US Dollar against the Euro. These effects were partially offset by the decrease in net interest expenses, as a result of Vivo transaction, and higher gains related to affiliated companies, mainly due to the disposal of UOL.

Capex

Capex increased by 33.9% y.o.y to Euro 418 million in 1H11, as compared to Euro 312 million in the same period last year, mainly due to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 124 million). Excluding this effect, capex would have decreased by 5.8% y.o.y in 1H11 to Euro 294 million, equivalent to 16.9% of revenues, and was directed towards investments in future proof technologies, namely FTTH, and also 3G and 3.5G.

Capex by business segment (1)	Euro million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Wireline	111.6	99.7	12.0%		194.0	212.1	(8.5)%
Mobile • TMN	37.9	29.1	30.3%		56.8	52.6	8.1%
Brazil	116.6	0.0	n.m.		116.6	0.0	n.m.
Other	29.6	20.4	45.2%		50.5	47.5	6.2%
Total capex	295.8	149.1	98.3%		418.0	312.1	33.9%
Capex as % of revenues (%)	16.5	16.0	0.5	pp	15.7	17.0	(1.3	)pp

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation.

Wireline capex decreased by 8.5% y.o.y, from Euro 212 million in 1H10 to Euro 194 million in 1H11, reflecting a decline in customer-related capex as a result of: (1) a lower number of set-top boxes per fibre TV customer as compared to ADSL; (2) lower unitary cost of set-top boxes, optical network terminators and home gateways, and (3) improved refurbishment rates of set-top boxes. Wireline capex continued to be explained by efforts in the rollout of future proof technologies, namely FTTH and also by the continued investments in the modernisation of IT platforms and servers and in storage capacity and backup. The higher efficiency of wireline capex also reflected synergies from fixed-mobile integration. Capex to sales ratio in wireline stood at 21.2% of revenues, down by 0.7pp when compared to 1H10. PT aims at strengthening further the value proposition to its corporate, SME/SOHO and residential customers by extending FTTH coverage to an additional up to 600 thousand households and investing in the construction of a state of the art 45 thousand sqm data centre.

TMN’s capex increased by 8.1% y.o.y to Euro 57 million in 1H11, equivalent to 9.3% of revenues. The increase in TMN’s capex is primarily explained by investments in the swap of TMN’s 2G equipments to LTE (4G) enabled equipment and investments in capacity of existing 3G and 3.5G networks, namely in urban areas. Additionally, TMN has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. As a result, the most recent study issued by Anacom, the Portuguese telecom regulator, recognised TMN as the Portuguese mobile operator with the best 2G and 3G coverage, both in the urban areas and in the main motorways and roads, for mobile broadband services.

In 1H11, other capex increased to Euro 50 million, compared to Euro 48 million in 1H10, primarily as a result of the proportional consolidation of Contax as from 1 April 2011 (Euro 7 million) and higher capex from Timor Telecom, MTC, in Namibia, and CST, in São Tomé e Principe. These effects were partially offset by a decrease in Dedic’s capex due to investments undertaken in 1Q10 related to the the expansion of Dedic, namely the construction of new sites.

Cash Flow

Operating cash flow increased to Euro 525 million in 1H11, compared to Euro 183 million in 1H10, including the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 74 million). Adjusting for this effect, operating cash flow would have increased by Euro 268 million to Euro 451 million in 1H11, mainly due to lower capex and an improvement in working capital management (Euro 300 million), primarily explained by: (1) the one-off reduction in the payment cycle to certain suppliers undertaken in 4Q10, following the cash inflow from the Vivo transaction, leading to lower payments to suppliers in 1H11, and (2) a lower investment related to trade receivables in the Portuguese businesses.

Free cash flow (1)	Euro million

	2Q11	2Q10	y.o.y	1H11	1H10	y.o.y
EBITDA minus Capex	346.6	221.1	56.8%	581.8	435.2	33.7%
Non-cash items	48.9	8.8	n.m.	54.2	19.5	177.2%
Change in working capital	(186.0)	(71.0)	161.8%	(111.2)	(271.9)	(59.1)%
Operating cash flow	209.4	158.9	31.8%	524.8	182.9	187.0%
Interests	(155.9)	(69.7)	123.6%	(151.7)	(165.4)	(8.3)%
Net reimbursements (contributions) to pension funds	(14.2)	(31.1)	(54.5)%	(9.2)	37.4	n.m.
Paym. to pre-retired, suspended employees and other	(40.3)	(35.3)	14.4%	(81.4)	(70.8)	15.0%
Income taxes	(36.8)	(25.1)	46.6%	(78.6)	(40.3)	95.2%
Dividends received	28.8	0.3	n.m.	146.8	8.7	n.m.
Disposal of stake in UOL	0.0	1.3	n.m.	155.5	1.3	n.m.
Share capital reductions at Brasilcel	0.0	53.8	n.m.	0.0	89.9	n.m.
Other cash movements (2)	(127.8)	(25.1)	n.m.	(189.4)	(21.7)	n.m.
Free cash flow	(136.7)	27.8	n.m.	316.8	21.9	n.m.

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation and excludes the cash out-flow related to the acquisition of PT’s strategic investment in Oi and Contax. (2) In 1H11, this caption included payments of expenses incurred with the strategic investment in Oi, bank commissions and certain payments of contractual penalties and legal actions, mainly at Oi and Contax.

Excluding the cash out-flow related to the acquisition of PT’s investment in Oi and Contax, in 1H11 free cash flow amounted to Euro 317 million, compared to Euro 22 million in 1H10. This performance is primarily explained by: (1)

a higher operating cash flow (Euro 342 million) as referred to above; (2) proceeds received from the disposal of the investment in UOL amounting to Euro 156 million; (3) dividends received from Unitel (Euro 126 million) in 1H11 relating to 2009 earnings, while the 2008 dividends had been fully received in 4Q09, and (4) a reduction in interest paid amounting to Euro 14 million, due to the decrease in the average net debt from Portuguese operations and the interest on cash deposits in Brazilian Reais used to pay the strategic investment in Oi and Contax, which more than offset the proportional consolidation of Oi and Contax, including the holding companies, as from 1 April 2011 (Euro 99 million). These effects were partially offset by: (1) an amount of Euro 90 million received from Brasilcel related to share capital reductions in 1H10; (2) an increase in payments regarding legal actions (Euro 73 million), primarily related to the proportional consolidation of Oi (Euro 80 million); (3) an increase in net payments related to post retirement benefits (Euro 57 million), due to the Euro 75 million reimbursement in 1Q10 related to the excessive funding of the healthcare plan; (4) an amount paid by Contax in April 2011 for the acquisition of the investment in Allus (Euro 44 million), and (5) higher payments of income taxes (Euro 38 million) mainly related to withholding taxes on bank deposits.

Consolidated Net Debt

Consolidated net debt, adjusted for the receivable from Telefónica, excluding the proportional consolidation of the net debt from Oi and Contax, including the holding companies, and the tax effect on the debt due to the Portuguese State in connection with the pensions transaction, amounted to Euro 4,269 million as at 30 June 2011. Consolidated net debt increased from Euro 2,100 million at the end of December 2010 to Euro 8,875 million as at 30 June 2011, an increase of Euro 6,775 million reflecting: (1) the acquisition of the strategic investments in Oi and Contax for a total consideration of Euro 3,728 million and the proportional consolidation of its net debt position amounting to Euro 2,053 million as at 31 March 2011; (2) dividends paid by PT to its shareholders (Euro 1,118 million) and by its subsidiaries to non-controlling interests (Euro 53 million); (3) the acquisition by Oi of PT’s own shares in 2Q11 (Euro 87 million), and (4) the impact of the appreciation of the Brazilian Real against the Euro, leading to an increase in net debt of Euro 58 million. These effects were partially offset by the free cash flow generated in the period, amounting to Euro 317 million.

The amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 5,372 million at the end of June 2011, of which Euro 940 million was undrawn committed commercial paper and standby facilities. In January 2011, PT issued a 5-year Eurobond amounting to Euro 600 million, with a spread of 295bp over the mid swaps of similar maturity, equivalent to an annual coupon of 5.625%, thus increasing its liquidity position and the average maturity of its debt. In March and April 2011, PT signed a credit facility amounting to Euro 1,200 million, which will mature in March 2014, with eight leading international banks. These transactions are part of PT’s financing strategy, which aims at having diversified maturities and sources of financing. Therefore, PT now has its debt maturities fully financed until the end of 2013 and financial flexibility to continue to invest in its businesses whilst honouring its commitments to its shareholders.

Change in net debt	Euro million

	2Q11	2Q10	1H11	1H10
Net debt (initial balance as reported)	7,428.5	5,659.8	2,099.8	5,528.0
Less: Vivo’s net debt	0.0	780.1	0.0	699.0
Net debt (initial balance adjusted)	7,428.5	4,879.7	2,099.8	4,829.0
Less: free cash flow	(136.7)	27.8	316.8	21.9
Acquisition of strategic investment in Oi and Contax	0.0	0.0	3,727.6	0.0
Translation effect on foreign currency debt	58.1	0.0	58.1	0.0
Dividends paid by PT	1,117.7	503.6	1,117.7	503.6
Acquisition of own shares	86.8	0.0	86.8	0.0
Changes in consolidation perimeter (Oi and Contax)	0.0	0.0	2,052.5	0.0
Changes in consolidation perimeter (Dedic / GPTI)	(17.9)	0.0	(17.9)	30.8
Other (1)	64.8	17.8	66.9	31.8
Net debt (final balance)	8,874.9	5,373.3	8,874.9	5,373.3
Less: TEF receivable	2,000.0	0.0	2,000.0	0.0
Less: Tax effect on unfunded post retirement benefits	226.1	0.0	226.1	0.0
Adjusted net debt (final balance)	6,648.8	5,373.3	6,648.8	5,373.3
Less: Net debt from Oi and Contax, inc. holding companies	2,379.8	0.0	2,379.8	0.0
Adjusted net debt exc. Oi and Contax (final balance)	4,269.0	5,373.3	4,269.0	5,373.3
Change in net debt	1,446.3	493.6	6,775.1	544.3
Change in net debt (%)	19.5%	8.7%	322.7%	9.8%

(1) In 1H11 and 1H10, this caption included mainly Euro 53 million and Euro 32 million, respectively, related to dividends paid by PT’s fully consolidated subsidiaries to non-controlling interests.

In 1H11, excluding the Euro 51 million interest gain on cash deposits related to the strategic investment in Oi, PT’s average cost of debt stood at 3.5%, down from 4.7% in 1H10. As at 30 June 2011, PT’s consolidated net debt had a maturity of 5.8 years. Excluding the consolidation of Oi and Contax, the maturity of PT’s net debt was 6.0 years. As at the end of June 2011, the net debt to EBITDA ratio was 2.9x compared to 3.6x in 1H10.

Post Retirement Benefits Obligations

As at 30 June 2011, the projected post retirement benefits obligations (PBO) from Portuguese operations related to pensions supplements and healthcare amounted to Euro 436 million and market value of assets under management amounted to Euro 409 million, compared to Euro 472 million and Euro 448 million as at 31 December 2010, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 863 million as at 30 June 2011, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 889 million and after-tax unfunded obligations amounted to Euro 667 million. PT’s post retirement benefits plans for pensions supplements and healthcare in Portugal are closed to new participants.

In addition, following the strategic investment in Oi, PT proportionally consolidated its net post retirement benefit obligations, amounting to Euro 52 million as at 31 March 2011 and Euro 55 million as at 30 June 2011, which relate to several plans with different characteristics, including defined contribution plans and defined benefit plans. Most of these plans are already closed to new participants. Oi has several plans that present a surplus position and the surplus position is not recorded as an asset as it is not possible to obtain reimbursements.

Post retirement benefits obligations	Euro million

	30 June 2011	31 December 2010
Pensions obligations	125.8	129.9
Healthcare obligations	309.7	342.5
PBO of pension and healthcare obligations	435.5	472.4
Market value of funds (1)	(409.1)	(448.1)
Unfunded pensions and healthcare obligations	26.5	24.2
Salaries to suspended and pre-retired employees	862.9	924.3
Gross unfunded obligations from Portuguese businesses	889.4	948.6
After-tax unfunded obligations from Portuguese businesses	667.1	711.4
Gross unfunded obligations at Oi	55.0	0.0
Unrecognised prior years service gains	17.5	18.3
Accrued post retirement benefits	961.9	966.9

(1) The reduction in the market value of funds resulted mainly from: (i) payments of pensions and supplements of Euro 4.2 million; (ii)  the negative performance of assets under management amounting to Euro 24.0 million (equivalent to negative 5.5% in 1H11), and (iii) the refund of healthcare expenses paid previously by PT amounting to Euro 10.9 million.

Total gross unfunded obligations from Portuguese businesses decreased by Euro 59 million to Euro 889 million as at 30 June 2011, primarily as a result of salary payments to suspended and pre-retired employees made during the period amounting to Euro 81 million, which were partially offset by total post retirement benefits and curtailment costs recognised in the period (Euro 20 million). Unfunded obligations from Oi increased from Euro 52 million as at 31 March 2011 to Euro 55 million as at 30 June 2011, reflecting primarily post retirement benefits recorded in 2Q11 (Euro 2 million) and the impact of the appreciation of the Brazilian Real against the Euro (Euro 1 million).

Change in gross unfunded obligations	Euro million

	1H11	1H10
Gross unfunded obligations (initial balance)	948.6	1,467.4
Changes in the consolidation perimeter	52.5	0.0
Post retirement benefits costs (PRB)	16.8	36.6
Curtailment cost	5.6	9.2
Net reimbursements (contributions) to pension funds (1)	0.5	37.4
Salary payments to pre-retired, suspended employees and other	(81.4)	(70.8)
Net actuarial (gains) losses (2)	0.8	143.2
Foreign currency translation adjustments	1.1	0.0
Gross unfunded obligations (final balance)	944.4	1,623.0

(1) In 1H11, this caption includes reimbursements net of healthcare expenses amounting to Euro 2.5 million, partially offset by termination payments amounting to Euro 1.8 million. Additionally, contributions amounting to Euro 9.7 million related to the service cost of the employees transferred to the Portuguese state were paid. (2) In 1H11, net actuarial losses includes: (i) a gain of Euro 36 million related to changes in discount rates from 4.75% to 5% in pension supplements and from 4.75% to 5.5% in healthcare liabilities, and (ii) a loss of Euro 37 million related to the difference between actual return on assets in the period (-5.5%) and expected return of assets (6% annualised).

Post retirement benefit costs decreased to Euro 26 million in 1H11 from Euro 36 million in 1H10, reflecting primarily the impact of the transfer of regulatory unfunded pension obligations to the Portuguese State completed in December 2010. This effect was partially offset by the impact of the proportional consolidation of Oi as from 1 April 2011 (Euro 2 million).

Equity

Change in shareholders’ equity (excluding non-controlling interests)	Euro million

1H11
Equity before non-controlling interests (initial balance)	4,392.4
Net income	227.9
Net currency translation adjustments	(65.6)
Dividends	(1,118.0)
Net actuarial gains (losses), net of taxes	(0.6)
PT’s shares acquired by Oi	(148.3)
Other	(7.0)
Equity before non-controlling interests (final balance)	3,280.8
Change in equity before non-controlling interests	(1,111.6)
Change in equity before non-controlling interests (%)	(25.3)%

As at 30 June 2011, shareholders’ equity excluding non-controlling interests amounted to Euro 3,281 million, which represents a decrease of Euro 1,112 million in 1H11. This decrease is primarily explained by: (1) the dividends paid by PT to its shareholders amounting to Euro 1,118 million; (2) the acquisition by Oi of PT’s own shares (Euro 148 million), which for accounting purposes are classified as threasury shares, and (3) negative currency translation adjustments amounting to Euro 66 million. These effects more than offset the net income generated in the period of Euro 228 million.

Consolidated Statement of Financial Position

The main changes in the statement of financial position are basically explained by the aquisition of the investments in Oi and Contax. This operation was completed as at 31 March 2011, and therefore PT proportionally consolidated the assets and liabilities of these companies in its statement of financial position as of 31 March 2011.

Total assets and liabilities increased from Euro 15.2 billion and Euro 10.6 billion as at 31 December 2010 to Euro 22.7 billion and Euro 18.6 billion as at 30 June 2011, respectively, reflecting primarily the impacts resulting from the acquisition and proportional consolidation of Oi and Contax (total assets and liabilities of Euro 7.4 billion and Euro 6.8 billion, respectively). Additionaly, total liabilities increased by Euro 1.2 billion, primarily due to the Euro 0.6 billion Eurobond issued in January 2011 and the increase in the usage of certain credit facilities and short-term commercial paper programmes, while total assets increased by Euro 0.1 billion, impacted by the Euro 1.1 billion shareholder remuneration paid.

The main effects following the strategic investment in Oi and Contax and its proportional consolidation on PT’s statement of financial position as at 31 March 2011 are: (1) total assets and liabilities related to those businesses amounting to Euro 9.3 billion and Euro 6.8 billion, respectively, and non-controlling interests of Euro 0.7 billion; (2) a reduction in cash and cash equivalentes of Euro 3.7 billion corresponding the the amount paid for the acquisition of these investements, and (3) the recognition of a preliminary goodwill amounting to Euro 1.8 billion as a result of this transaction.

Total assets and liabilities that were proportionally consolidated for the first time as at 31 March 2011, considering the goodwill recorded as a result of this transaction, include primarily tangible and intangible assets (Euro 6,445 million), cash and cash equivalents (Euro 1,696 million), current accounts receivable (Euro 778 million), deferred tax assets (Euro 654 million), gross debt (Euro 3,749 million), provisions (Euro 830 million) and related judicial deposits

(Euro 984 million), current accounts payable and accrued expenses (Euro 873 million), taxes payable (Euro 630 million) and deferred tax liabilities (Euro 353 million).

Consolidated statement of financial position	Euro million

	30 June 2011	31 December 2010
Cash and equivalents	3,505.1	5,106.5
Accounts receivable, net	3,910.9	3,403.2
Inventories, net	132.2	101.5
Judicial Deposits	1,046.4	0.0
Financial investments	433.4	539.6
Intangible assets, net	4,918.8	1,111.7
Tangible assets, net	6,402.4	3,874.6
Accrued post retirement asset	13.0	1.9
Other assets	865.4	338.1
Deferred tax assets and prepaid expenses	1,433.4	692.7
Total assets	22,660.8	15,169.9
Accounts payable	1,211.7	722.6
Gross debt	12,379.9	7,206.3
Accrued post retirement liability	974.9	968.8
Other liabilities	3,050.8	1,063.0
Deferred tax liabilities and deferred income	942.7	600.1
Total liabilities	18,560.0	10,560.8
Equity before non-controlling interests	3,280.8	4,392.4
Non-controlling interests	819.9	216.7
Total shareholders’ equity	4,100.8	4,609.1
Total liabilities and shareholders’ equity	22,660.8	15,169.9

02

Business performance

Portuguese Businesses

Revenues from Portuguese businesses, which include wireline and TMN, decreased by 7.6% y.o.y in 1H11. In the wireline segment, retail revenues increased by 0.9% y.o.y in 1H11 underpinned by the performance of the residential segment (+7.0% y.o.y in 1H11), which benefited from the solid and steady growth of Meo’s double-play and triple-play offers. Wireline revenues, adjusting for a contract with public administration related to the provision of broadband in schools (Euro 15 million) and for the decline in the directories business (Euro 11 million), declined by 2.8% y.o.y in the 1H11 (-1.1% y.o.y in 2Q11) impacted primarily by lower wholesale revenues (Euro 17 million). Revenue performance at TMN was impacted by: (1) lower customer revenues (Euro 50 million), as a result of the economic conditions, including the 3pp y.o.y increase in VAT and increased popularity of tribal plans, namely those without a monthly fee and only with mandatory top-up obligations; (2) lower interconnection revenues (Euro 22 million), mainly due to lower MTRs, and (3) lower equipment sales (Euro 8 million). TMN revenues in 2Q11 registered a marked improvement: -10.7% y.o.y in 2Q11, which compares to -12.4% in 1Q11. In 1H11, non-voice revenues in Portugal represented 46.0% of services revenues, having grown 4.0pp y.o.y. This positive evolution of PT’s revenue mix is making performance more resilient and predictable and was achieved on the back of increased penetration of data and video services accross all segments, following the significant investments in the fibre rollout and leading-edge technology.

Portuguese operations income statement (1)	Euro million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Operating revenues	738.5	798.0	(7.5)%		1,473.5	1,595.2	(7.6)%
Wireline	461.2	482.8	(4.5)%		917.4	971.0	(5.5)%
Mobile • TMN	306.7	343.6	(10.7)%		609.7	689.5	(11.6)%
Other and eliminations	(29.4)	(28.4)	3.5%		(53.6)	(65.3)	(17.9)%
EBITDA(2)	332.3	347.3	(4.3)%		662.9	698.8	(5.1)%
Post retirement benefits	12.8	17.8	(28.4)%		24.8	35.6	(30.4)%
Depreciation and amortisation	180.3	162.2	11.1%		359.4	321.9	11.6%
Income from operations (3)	139.2	167.2	(16.7)%		278.7	341.2	(18.3)%
EBITDA margin	45.0%	43.5%	1.5	pp	45.0%	43.8%	1.2	pp

(1) Operations in Portugal include the wireline segment, TMN, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

In 1H11, EBITDA from Portuguese businesses declined by 5.1% y.o.y to Euro 663 million. EBITDA margin increased by 1.2pp y.o.y to 45.0%. Operating costs excluding PRBs and D&A in Portugal declined by 8.9% y.o.y reflecting: (1) pay-TV reaching critical mass, which leads to lower programming costs per customer in the wireline segment; (2) fibre rollout, which has a superior quality of service leading to lower customer support and network maintenance costs; (3) the implementation of transformation initiatives, namely in customer care and field force, benefiting from fixed-mobile integration, and (4) additional measures undertaken in anticipation of weaker macro fundamentals, reflecting PT’s strong cost focus. In 1H11, EBITDA in the wireline business increased by 0.4% y.o.y and in 2Q11increased by 1.1% y.o.y, benefiting from the pay-TV customer base having reached critical mass and thus confirming the success of Meo as the key driver of the turnaround in the wireline business. This solid EBITDA performance in the wireline business was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which declined by Euro 11 million and by Euro 3 million, respectively. EBITDA at TMN declined by 11.5% y.o.y. EBITDA margin was flat y.o.y at 47.2%.

Wireline

In 1H11, retail net additions reached 105 thousand, as a result of the growth of the pay-TV service, which accounted for 89 thousand net additions, bringing the total pay-TV customers to 919 thousand (up by 30.9% y.o.y). Fixed broadband net additions in the first half stood at 39 thousand, with fixed broadband customer base growing by 11.5% y.o.y. Traffic generating lines declined only by 7 thousand in 1H11, also reflecting the positive impact of the triple-play offers. Net disconnections of voice lines were 23 thousand, including 16 thousand net disconnections of carrier pre-selection lines, which now account for only 79 thousand lines (3.0% of total PSTN/ISDN lines).

Wireline operating data

	2Q11	2Q10	y.o.y	1H11	1H10	y.o.y
Main accesses (‘000)	4,963	4,734	4.8%	4,963	4,734	4.8%
Retail accesses	4,632	4,345	6.6%	4,632	4,345	6.6%
PSTN/ISDN	2,672	2,710	(1.4)%	2,672	2,710	(1.4)%
Traffic-generating lines	2,593	2,599	(0.2)%	2,593	2,599	(0.2)%
Carrier pre-selection	79	111	(28.3)%	79	111	(28.3)%
Fixed broadband retail	1,040	933	11.5%	1,040	933	11.5%
Pay-TV customers	919	702	30.9%	919	702	30.9%
Wholesale accesses	331	389	(14.8)%	331	389	(14.8)%
Unbundled local loops	220	273	(19.3)%	220	273	(19.3)%
Wholesale line rental	60	64	(5.0)%	60	64	(5.0)%
Fixed broadband wholesale	51	53	(3.3)%	51	53	(3.3)%
Net additions (‘000)	42	60	(30.8)%	81	147	(44.9)%
Retail accesses	54	66	(19.0)%	105	156	(32.3)%
PSTN/ISDN	(11)	(22)	51.3%	(23)	(36)	36.7%
Traffic-generating lines	(4)	(11)	67.2%	(7)	(13)	45.6%
Carrier pre-selection	(7)	(11)	34.9%	(16)	(23)	31.5%
Fixed broadband retail	21	32	(34.5)%	39	71	(44.7)%
Pay-TV customers	44	57	(23.0)%	89	122	(26.4)%
Wholesale accesses	(12)	(6)	(98.9)%	(24)	(9)	(179.9)%
Unbundled local loops	(10)	(6)	(81.8)%	(22)	(8)	(180.9)%
Wholesale line rental	(1)	(0)	(216.6)%	(2)	0	n.m.
Fixed broadband wholesale	(0)	0	(285.6)%	(1)	(1)	8.2%
Retail RGU per access)(1)	1.73	1.60	8.1%	1.73	1.60	8.1%
ARPU (Euro)	29.9	30.1	(0.8)%	30.1	30.2	(0.3)%
Total traffic (million minutes)	2,619	2,730	(4.1)%	5,257	5,454	(3.6)%
Employees	6,302	6,574	(4.1)%	6,302	6,574	(4.1)%

(1) Retail accesses per PSTN/ISDN line.

Pay-TV customer penetration stood at 35.5% of traffic generating lines (+8.4pp y.o.y) and 88.4% of the fixed broadband customer base (+13.1pp y.o.y), a solid performance considering that the pay-TV service was launched, on a nationwide basis, only in April 2008. As a result, pay-TV and fixed broadband services already represent 42.3%

(+4.7pp y.o.y) of total retail accesses, thus further reinforcing the migration of PT’s wireline business model from a single-play operator to a triple-play operator. The pay-TV success continues to be underpinned by a solid performance in the residential segment.

During 1H11, PT continued to market its fibre service, which is increasingly supporting wireline performance, particularly in the high ARPU urban and also more competitive areas. Fibre customers stood at 173 thousand at the end of June 2011, already representing a 22.3% penetration over average FTTH households available for commercial sales.

The number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV, double-play and triple-play offers and stood at 1.73 in 1H11 (+8.1% y.o.y), as compared to 1.60 in 1H10 and 1.44 in 1H09.

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, declined by 40 thousand in 1H11, including a decrease in unbundled local loop lines (-22 thousand) and in carrier pre-selection (-16 thousand).

During 1H11, PT launched new features and commercial offers aimed at further strengthening and differentiating its value proposition to all its customer segments, leveraging on the convergence of  the TV, PC and mobile phone. In terms of services, PT continues to make available convergent offers that include fixed and mobile voice, fixed and mobile broadband and that may also bundle a laptop or smartphone to various customer segments. Additionally, PT also developed convergent applications for TMN, Sapo and Meo customers, including Meo Mobile, which offers 40 TV channels and remote home recording via the mobile phone, and Music Box, which offers unlimited mobile, PC and TV access to over four million songs. Moreover, PT launched this quarter a specific campaign, using both Meo and TMN’s brand that offers a double loyalty programme for Meo and TMN customers. For new Meo subscriptions, TMN customers get a bonus of Euro 5 for a six month period following the installation of Meo. Other convergent services, like Meo Jogos, a platform for games on demand through the PC, continues to be available for Meo customers. Finally, Meo online is a convergent value added service that allow customers to access live TV channels, the VoD catalogue for movie rentals and Meo’s programming grid through the PC. PT’s web portal, Sapo, continued to be an important lever to develop, in close collaboration with Meo and TMN, differentiated and convergent applications and services for the residential and personal customer segments. These apps and services are available on various platforms and devices, including Android, iPhone and iPad and on PT’s TV platform.

In the SME segment, PT makes available, through the Office Box brand, convergent and unlimited fixed-to-mobile voice and data solutions, integrated and vertical offers bundled with specific business software and flexible pricing solutions on a per workstation basis. In the corporate segments, PT continued to provide advanced one-stop-shop IT/IS solutions focusing on BPO and on the marketing of machine-to-machine solutions. These offers leverage on PT’s investment in FTTH and cloud computing solutions, which allow the offering of cloud-based services in partnership with software and hardware vendors.

In 1H11, wireline operating revenues decreased by 5.5% y.o.y (Euro 54 million) to Euro 917 million. Adjusting for a contract with the public administration related to the provision of broadband in schools (Euro 15 million) and for the decline in the directories business (Euro 11 million), wireline revenues would have declined by 2.8% y.o.y in the 1H11 (-1.1% y.o.y in 2Q11) impacted primarily by lower wholesale revenues (Euro 17 million). The revenue trend in the wireline business shows a clear sequencial improvement as revenues in 1Q11, adjusted for the effects referred to above, declined by 4.8% y.o.y.

In the 1H11, retail revenues increased by 0.9% y.o.y to Euro 488 million, underpinned by the continued strong performance of Meo triple-play offers (voice, data and pay-TV) and thus further consolidating the turnaround of the wireline business. This performance of retail revenues was achieved against a backdrop of continued growth in pay-TV (+89 thousand net additions in the 1H11), fixed broadband (+39 thousand net adds) and resilience of traffic generating lines. Moreover, PT’s attractive and differentiated triple-play and double-play services are mitigating the decline in international traffic revenues, against a backdrop of aggressive competition, and in fixed to mobile revenues, as voice traffic is becoming more on net. As a result of this solid performance of Meo, the residential segment grew its retail revenues by 7.0% y.o.y in 1H11, reflecting the benefits of the transformation of PT’s residential offering model from a single-play to a triple-play.

Wholesale revenues decreased by 6.9% y.o.y in 1H11 to Euro 225 million, impacted by the decrease in leased lines revenues (-6.1% y.o.y), traffic revenues (-5.2% y.o.y), and other, including a decline in ULL, wholesale line rental and wholesale ADSL revenues in the semester (Euro 5 million), explained by network investments from other operators.

Revenues from data and corporate services decreased by 10.9% y.o.y in 1H11 and by 9.4% y.o.y in 2Q11, mainly as a result of the reduction in some structural projects related to the public administration (Euro 9 million), mostly related to installation of equipment and services. Excluding this effect, revenues from data and corporate would have increased by 1.9% y.o.y, with increasing revenues from network management, outsourcing and IT (+22.5% y.o.y).

Wireline income statement (1)	Euro million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Operating revenues	461.2	482.8	(4.5)%		917.4	971.0	(5.5)%
Retail	242.7	240.5	0.9%		488.5	484.1	0.9%
Wholesale	115.1	121.7	(5.5)%		224.7	241.4	(6.9)%
Data & corporate	68.0	75.1	(9.4)%		135.7	152.3	(10.9)%
Other wireline revenues	35.4	45.5	(22.2)%		68.5	93.1	(26.5)%
Operating costs (2)	271.4	295.1	(8.0)%		539.5	594.7	(9.3)%
Wages and salaries	51.7	55.5	(6.9)%		103.3	113.9	(9.3)%
Direct costs	96.1	113.9	(15.7)%		198.3	220.5	(10.0)%
Commercial costs	29.2	32.4	(9.9)%		51.7	60.4	(14.5)%
Other operating costs	94.5	93.2	1.3%		186.2	199.9	(6.9)%
EBITDA(3)	189.8	187.7	1.1%		377.9	376.3	0.4%
Post retirement benefits	12.7	17.8	(28.5)%		24.7	35.6	(30.5)%
Depreciation and amortisation	126.5	110.1	15.0%		250.3	216.0	15.9%
Income from operations (4)	50.5	59.9	(15.6)%		102.8	124.7	(17.6)%
EBITDA margin	41.1%	38.9%	2.3	pp	41.2%	38.8%	2.4	pp
Capex	111.6	99.7	12.0%		194.0	212.1	(8.5)%
Capex as % of revenues	24.2%	20.6%	3.6	pp	21.2%	21.8%	(0.7	)pp
EBITDA minus Capex	78.2	88.1	(11.3)%		183.8	164.2	11.9%

(1) Includes intragroup transactions. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Other revenues decreased by 26.5% y.o.y in 1H11 (Euro 69 million), mainly as a result of the 31.5% y.o.y decline in directories (Euro 11 million), reflecting the secular negative trend of the directories business, and 29.2% decline in equipment sales (Euro 6 million). This decline in equipment sales is primarily due to the public administration project as referred to above.

In 1H11, wireline non-voice revenues represented 55.4% of the wireline’s service revenues, having grown 3.3pp y.o.y, against a backdrop of solid growth in pay-TV and continued investments in fibre and new technologies.

In 1H11, EBITDA increased by 0.4% y.o.y to Euro 378 million, benefiting from focus on cost cutting and the pay-TV customer base reaching critical mass. This performance marked a robust and steady improvement (1.1% y.o.y in 2Q11, -0.2% y.o.y in 1Q11, -5.3% in 4Q10, -5.9% y.o.y in 3Q10, -6.4% y.o.y in 2Q10 and -9.4% in 1Q10). This represents the best performance in the last nineteen quarters, notwithstanding the investment in promoting pay-TV and triple-play offers, pricing pressure in the corporate and SME/SOHO segments and lower wholesale revenues. This solid EBITDA performance in the wireline segment was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which declined by Euro 11 million and Euro 3 million, respectively.

In 1H11, operating expenses excluding D&A and PRBs decreased by 9.3% y.o.y (Euro 55 million). Programming costs per customer decreased (-19% y.o.y in 1H11). In 1H11, support service costs decreased by 10.3% y.o.y to Euro 65 million, on the back of strong decrease in customer care costs, which benefited from the launch of a convergent award-winning selfcare plataform. This favourable performance is the result of the continued focus on improving business profitability and benefits of FTTH network rollout, which is more robust than legacy networks. In 1H11, wages and salaries decreased by 9.3% y.o.y to Euro 103 million. Commercial costs, which declined by 14.5% y.o.y to Euro 52 million, reflected the decrease in marketing and publicity and the strict cost discipline in commissions. EBITDA margin, which stood at 41.2% in 1H11, increased by 2.4pp y.o.y, clearly confirming steady improvements in the historical trend following the launch of triple-play offers and pay-TV and continued focus on cost control.

Capex decreased from Euro 212 million in 1H10 to Euro 194 million in 1H11 (-8.5% y.o.y), notwithstanding the continued efforts in the rollout of future proof technologies, namely FTTH. In 2Q11, customer capex in the wireline segment declined by 23% y.o.y, as a result of: (1) less set-top boxes per fibre TV customer as compared to ADSL customers; (2) declining set-top boxes unit costs, optical network terminators and home gateways, and (3) higher refurbishment rates of set-top boxes.

In 1H11, EBITDA minus Capex increased by 11.9% y.o.y to Euro 184 million, reflecting a clear improvement in revenue and EBITDA trends and the strong focus on cash flow generation.

Mobile

In 1H11, TMN’s total customers increased by 0.9% y.o.y to 7,334 thousand, underpinned by wireless broadband customers, with net additions of 28 thousand for postpaid customers and net losses of 113 thousand for prepaid customers. Notwithstanding the popularity of tribal plans in previous quarters, the new pricing plans launched in the personal segment, branded as “e nunca mais acaba” and “TMN unlimited” continue gaining momentum. In 1H11, postpaid customers increased by 3.3% y.o.y and accounted for 31.6% of total customer base (+0.7pp y.o.y). The growth of postpaid customers was also achieved as a result of a continued penetration of wireless broadband.

Mobile operating data (1)

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Customers (‘000)	7,334	7,269	0.9%		7,334	7,269	0.9%
Net additions (‘000)	(80)	5	n.m.		(85)	16	n.m.
Total traffic (million minutes)	2,633	2,625	0.3%		5,221	5,133	1.7%
MOU (minutes)	119	121	(1.2)%		118	118	0.2%
ARPU (Euro)	12.9	14.6	(11.9)%		12.8	14.7	(12.8)%
Customer	11.5	12.7	(9.5)%		11.4	12.7	(10.3)%
Interconnection	1.1	1.7	(31.3)%		1.2	1.7	(30.6)%
Data as % of service revenues (%)	27.8	25.0	2.7	pp	27.3	24.2	3.2	pp
SARC (Euro)	33.2	29.1	14.0%		33.1	27.8	18.8%
Employees	1,042	1,016	2.6%		1,042	1,016	2.6%

(1) Includes MVNO subscribers.

In 1H11, customer ARPU at TMN stood at Euro 11.4 (-10.3% y.o.y) mainly as a result of: (1) increased penetration of voice and data services in lower segments of the market; (2) increased popularity of tribal plans targeted at the youth segment, which reflect increased competition in the market, particularly in 2H10, and (3) pressure in postpaid voice services. Interconnection ARPU declined by 30.6% y.o.y, with termination rates declining sequentially by Euro 0.5 cents to Euro 4.5 cents as of 24 February 2011 and Euro 0.45 cents to Euro 4.0 cents as of 24 May 2011, as a result of the glide path defined by ANACOM, the Portuguese telecom regulator. As a result, TMN’s ARPU stood at Euro 12.8 in 1H11 (-12.8% y.o.y).

During the second quarter, TMN continued to market its new tariff plans, “e nunca mais acaba” targeted to prepaid customers and “unlimited” targeted to postpaid customers, which are aimed at simplifying its offer structure and enhancing perceived quality of TMN’s service offering, whilst simultaneously promoting the take up of data in a voice bundle. With retail prices that range between Euro 10 and Euro 25 for “e nunca mais acaba” and between Euro 15 and Euro 100 for “unlimited”, these plans continued to gain commercial traction during the quarter. Moreover, customers that migrate to these tariff plans show a positive ARPU impact, which reflects increased voice and data usage. This success is also reflected as 16% of these customers are migrations from tribal plans. The positive performance of “unlimited” tariff plans is underpinning data performance, proved by the 3.2pp y.o.y increase in the weight of data in service revenues to 27.3% in 1H11.

In 1H11, TMN’s operating revenues amounted to Euro 610 million, a decrease of 11.6% y.o.y (Euro 80 million), mainly due to: (1) the Euro 22 million decline in interconnection revenues, driven by the Euro 15 million negative impact of lower MTRs; (2) the Euro 50 million decline in customer revenues, reflecting mainly the VAT increase by 3pp y.o.y and increased penetration of tribal plans, namely those that do not have a monthly fee but only mandatory top-up obligations, and (3) the 16.9% y.o.y decline in equipment sales (Euro 8 million).

In 1H11, customer revenues stood at Euro 505 million, down by 9.0% y.o.y. Customer revenues improved sequentially, as in 2Q11 the decline was 8.2%, against 9.7% in 1Q11 and 10.2% in 4Q10. This recovery was achieved on the back of the increased commercial focus of TMN, following the launch of the “e nunca mais acaba” tariff plans in January 2011. Data revenues increased by 4.6% y.o.y in 1H11, explained by the solid performance of data packages “internetnotelemovel”, which continued to show strong growth, as a result of the commercial success of “e nunca mais acaba” and increased penetration of smartphones. In 1H11, SMS and data revenues accounted for 27.3% of service revenues (+3.2pp y.o.y). It is worth highlighting that, notwithstanding the decline in revenues from equipment sales in the quarter as a result of lower average equipment prices, unitary handset sales were flat y.o.y with smartphones increasing their weight during the 1H11.

Mobile income statement (1)	Euro million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Operating revenues	306.7	343.6	(10.7)%		609.7	689.5	(11.6)%
Services rendered	284.1	318.0	(10.7)%		565.6	638.8	(11.5)%
Customer	253.4	275.9	(8.2)%		505.3	555.1	(9.0)%
Interconnection	25.4	36.4	(30.3)%		52.0	73.8	(29.6)%
Roamers	5.3	5.7	(6.0)%		8.3	9.9	(16.7)%
Sales	20.7	23.2	(10.8)%		38.3	46.1	(16.9)%
Other operating revenues	1.9	2.4	(20.7)%		5.8	4.6	26.4%
Operating costs (2)	162.8	182.5	(10.8)%		321.8	364.3	(11.7)%
Wages and salaries	11.4	11.8	(3.9)%		22.7	23.7	(4.0)%
Direct costs	54.7	62.8	(12.9)%		105.4	124.6	(15.4)%
Commercial costs	50.9	47.8	6.5%		96.6	94.0	2.7%
Other operating costs	45.8	60.2	(23.8)%		97.0	122.0	(20.5)%
EBITDA (3)	143.9	161.1	(10.7)%		287.9	325.2	(11.5)%
Depreciation and amortisation	51.2	49.5	3.5%		104.0	100.9	3.1%
Income from operations (4)	92.7	111.6	(17.0)%		183.9	224.3	(18.0)%
EBITDA margin	46.9%	46.9%	0.0	pp	47.2%	47.2%	0.1	pp
Capex	37.9	29.1	30.3%		56.8	52.6	8.1%
Capex as % of revenues	12.4%	8.5%	3.9	pp	9.3%	7.6%	1.7	pp
EBITDA minus Capex	106.0	132.0	(19.7)%		231.1	272.6	(15.2)%

(1) Includes intragroup transactions. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (3) EBITDA = income from operations + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

During 1H11, TMN continued to focus on strict cost control. In 1H11, EBITDA stood at Euro 288 million (-11.5% y.o.y) declining by Euro 37 million, against a revenue decline of Euro 80 million and the decline of Euro 54 million in net service revenues  (service revenues minus direct costs). This performance is the result of cost cutting at TMN as other operating expenses declined by 20.5% y.o.y, reflecting strict cost discipline in customer care, network maintenance and general and administrative costs. In 1H11, EBITDA margin stood at 47.2%, remaining flat when compared to 1H10. Operating expenses, excluding D&A, decreased by 11.7% y.o.y in 1H11 to Euro 322 million, as a result of operational and cost discipline: (1) lower direct costs (-15.4% y.o.y to Euro 105 million), due to lower MTRs and a higher proportion of on-net traffic, notwithstanding higher capacity costs, which are associated with the provision of data services and growth in voice traffic, and (2) lower other operating costs (-20.5% y.o.y). Other operating expenses benefited from lower maintenance and repairs, which result from an integrated and more efficient management of fixed and mobile networks, the optimisation in customer care and additional reductions in general and administrative costs. Commercial costs increased by 2.7% y.o.y, to Euro 97 million, due to the increase in comissions and marketing and publicity due to the investment in marketing of new tariff plans “e nunca mais acaba” and “all net unlimited” and strong competition in certain market segments. Wages and salaries decreased by 4.0% y.o.y due to recurrent internal restructurings.

Capex increased by 8.1% y.o.y in 1H11 to Euro 57 million, equivalent to 9.3% of revenues (+1.7pp y.o.y). The increase in TMN’s capex is primarily explained by investments in the swap of TMN’s 2G equipment to LTE (4G) enabled equipment and investments in capacity of existing 3G and 3.5G networks, namely in urban areas.  As a reflection of these investments, TMN’s infrastructure capex was up 11% y.o.y. Additionally, TMN has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. As a result, the most recent study issued by Anacom, the Portuguese telecom regulator, recognised TMN as the Portuguese mobile operator with the best 2G and 3G coverage, both in the urban areas and in the main motorways and roads, for mobile broadband services.

As a result of the strict focus on cash flow generation, profitability and cost cutting, EBITDA minus capex at TMN stood at Euro 231 million in 1H11.

International Businesses

Oi

In 2Q11, Oi’s revenue generating units (RGUs) stood at 65,915 thousand, up by 5.4% y.o.y, including: 19,400 fixed lines (-6.5% y.o.y); 4,642 thousand broadband customers, “Oi Velox”,  up by 7.8% y.o.y, 334 thousand pay-TV customers (+26.0% y.o.y), and 41,540 thousand mobile customers, which grew by 11.6% y.o.y.

Oi operating data

	2Q11	2Q10	y.o.y
Wireline Services - “Oi Fixo”
Lines in Service (‘000)	19,400	20,759	(6.5)%
Residential	13,585	14,778	(8.1)%
Commercial	4,989	5,131	(2.8)%
Public Telephones	825	849	(2.8)%
Alternatives Plans (‘000)*	13,227	13,252	(0.2)%
Proportion of Lines in Service (%)	68%	64%	4.4	pp
ARPU Fixed (R$)	51.2	55.2	(7.2)%
Broadband Services - “Oi Velox”
Broadband Subscribers (‘000)	4,642	4,307	7.8%
Proportion of Lines in Service (%)	23.7%	20.5%	3.2	pp
ARPU Broadband (R$)	39.3	42.6	(7.7)%
Mobile Services - “Oi Móvel”
Mobile Subscribers (‘000)	41,540	37,226	11.6%
Pre-Paid Plans	34,437	31,015	11.0%
Post-Paid Plans	4,786	4,513	6.0%
Oi Control	2,317	1,698	36.5%
Oi Conta Total (‘000)	1,452	1,421	2.2%
Market Share Oi (%) - Brazil	19.1%	20.1%	(1.0	)pp
Proportion of Net Additions in Brazil (%)	1.0%	10.2%	(9.2	)pp
Monthly Churn rate (%)	5.1%	3.4%	1.7	pp
CAPU (R$)	26	31	(16.1)%
ARPU Mobile (R$)	21.6	22.4	(3.6)%
Pay TV - “Oi TV”
Pay TV Subscribers (‘000)	334	265	26.0%
RGUs (‘000)	65,915	62,557	5.4%

Oi repositioned its fixed products in February and continues to offer bundled services, aiming at strengthening its offering value proposition and improving the perception of value by its customers. This includes: (1) plans that offer long distance calls as well as calls to Oi’s mobile customers; (2) bundled offers, “Oi Conta Total”, which combines fixed lines, fixed broadband and mobile, and alternative plans, and (3) the marketing of broadband, “Oi Velox”, and pay-TV services. Oi also continues to invest in the convergence of services, making available to its customers “Oi Fixo Mais” and “Oi Fixo Ilimitado”, which are plans that add value to fixed phone calls by expanding its benefits including: (1) free minutes for local fixed calls; (2) free minutes for national long distance fixed calls using Oi’s long distance codes; (3) free minutes for local calls to Oi Mobile, and (4) digital calling services. Oi provides special commercial conditions to “Oi Velox” customers when joining these offers. Moreover, the company continues to market bundled offers (“Oi Conta Total”), in addition to Pay TV and fixed broadband, aiming at driving customer loyalty. During the quarter, Oi continued to invest in the quality of its fixed broadband service, which offers speeds up to 20Mbps for prices that start at R$39.90 per month, and expanded “Oi Velox” to 4,600 cities in Brazil, having covered 153 new cities during the quarter. Oi also increased the speeds it provides to customers, as a means to differentiate and strengthen its services. As a result, the average fixed broadband speed stood at 2.13Mbps at the end of 2Q11, which compares to 1.91Mbps in March 2011 and 1.18Mbps in June 2010. As referred to above, “Oi Velox” customers reached 4,642 thousand at the end of 2Q11 (+7.8% y.o.y), including 788 thousand (17% of total base, compared to 14% at the end of March 2011) with speeds of more than 5Mbps and 389 thousand with speeds higher than 10Mbps (313 thousand as at 31 March 2011). During 2Q11, Oi intensified the marketing of its pay-TV service, by improving its commercial channels and increasing the number of media campaigns. Oi’s TV service is primarily target at its fixed customers. In June 2011, Oi also launched new offers and promotions aimed at increasing the penetration of TV plans with Telecine channels. Oi’s pay-TV service is made available in 18 states and in the Federal District. At the end of 2Q11, Oi’s pay-TV customers reached 334 thousand, having grown by 26% y.o.y and 7.4% q.o.q.

Oi’s mobile customers stood at 41,540 (+11.6% y.o.y), with net additions of 68 thousand in 2Q11 and 4,314 thousand in the last 12 months. Oi’s mobile customer base already represents 63.0% of Oi’s total RGUs. Gross additions in 2Q11 stood at 6,397 thousand, up by 45.5% y.o.y, a solid pace that represents the best performance since 2008. Churn level in the period is primarily explained by the decision to adopt a more restrictive policy to keep inactive customers in the customer base, particularly in the prepaid segment, aiming at minimising spectrum fees and improving Oi’s profitability. Notwithstanding churn in 2Q11, Oi’s mobile customer base grew 11.6% y.o.y, as a result of the new offers launched in the end of 2010, particularly in the prepaid segment. These new offers allow daily bonuses, which are dependent on the amount of the recharges, that may be used for on-net and off-net SMS, local calls to fixed lines and Oi Mobile and long distance calls using Oi’s long distance codes to Oi fixed and mobile customers. During 2Q11, Oi increased some recharging requirements in certain regions, aiming at improving profitability, while at the same time offering improved bonuses to maintain the attractiveness of commercial offers. Prepaid customers stood at 34,437 thousand, representing 82.9% of Oi’s mobile customer base as compared to 83.3% in 2Q10. Postpaid customers grew by 6.0% y.o.y to 4,786 thousand in 2Q11, including a strong performance in São Paulo, where postpaid customers grew by 49.3% y.o.y in the same period. “Oi Control” customers grew by 36.5% to 2,317 thousand customers. Postpaid and “Oi Control” customers already represent 17.1% of Oi’s customer base, up from 16.7% in 2Q10.

In 2Q11, Oi simplified its postpaid offering structure, reinforcing its strategy aimed at reducing churn and launched a new commercial campaign focused on establishing fair and distinct values for handset and services, which breaks down the value of voice and data services as well as of the handset. Oi continued to offer a broad set of postpaid plans, with prices that start at R$48.0 per month that include 10 thousand monthly minutes for local calls made to any Oi or fixed line customer beyond the minutes packaged in the subscription fee and 200MB of internet traffic for smartphones. Oi also launched a new plan “Oi Conta Total Brasil” with the purpose to repositioning “Oi Conta Total” existing plan. This new plan allows customers to have unlimited long distance calls from Oi Fixed or Oi Mobile to a fixed line of any operator in Brazil, through Oi’s long distance prefixes, while also offering the possibility of faster “Oi Velox” services. In 2Q11, Oi also continued to innovate through the introduction of new features and promotions for its prepaid customers. As from April 2011, the new offer for prepaid customers includes daily bonuses that can reach up to R$900 per month after the minimum initial recharge to be used on local or long distance calls to Oi’s mobile and fixed customers while at the same time allowing customers to send SMS and access the Internet. These campaigns and commercial initiatives are aimed at adding value to Oi’s prepaid offers, allowing the customer to improve its value perception and increase the popularity of mobile data and value added services.

In 2Q11, Oi’s consolidated gross revenue, as reported by Oi in compliance with Brazilian regulations, namely Comissão de Valores Mobiliários (CVM) and presented in accordance with the IFRS, declined by 3.8% y.o.y to R$ 11,099 million and increased by 1.8% as compared to 1Q11. Consolidated net revenue declined by 4.0% y.o.y to R$ 7,077 million and increased by 2.1% q.o.q.

Oi consolidated revenues	R$ million

	2Q11	2Q10	y.o.y	1H11	1H10	y.o.y
Wireline	7,827	8,543	(8.4)%	15,818	17,244	(8.3)%
Local (exc. - VC1)	2,885	3,245	(11.1)%	5,875	6,484	(9.4)%
Local Fixed-to-Mobile (VC1)	889	991	(10.3)%	1,777	2,010	(11.6)%
Long Distance FF + PCS	962	1,068	(9.9)%	1,983	2,283	(13.1)%
LD Fixed-to-Mobile (VC2/3)	254	309	(17.8)%	513	644	(20.3)%
Network Usage	255	225	13.3%	485	464	4.5%
Data	2,173	2,234	(2.7)%	4,323	4,383	(1.4)%
Public Phones	83	136	(39.0)%	203	291	(30.2)%
Additional Services / Advanced Voice	327	336	(2.7)%	659	683	(3.5)%
Mobile	2,973	2,777	7.1%	5,651	5,394	4.8%
Services	2,936	2,713	8.2%	5,576	5,274	5.7%
Subscriptions	662	632	4.7%	1,249	1,256	(0.6)%
Outgoing Calls	1,103	1,020	8.1%	2,100	1,968	6.7%
Domestic/Inter. Roaming	28	30	(6.7)%	55	69	(20.3)%
Network Usage	667	631	5.7%	1,296	1,242	4.3%
Data / Value Added	477	401	19.0%	877	738	18.8%
Sales of handsets, sim cards and others	37	64	(42.2)%	75	121	(38.0)%
Other services	298	218	36.7%	528	446	18.4%
Total gross revenues	11,099	11,538	(3.8)%	21,998	23,085	(4.7)%
Consolidated net revenues	7,077	7,373	(4.0)%	14,010	14,836	(5.6)%
Wireline	4,935	5,407	(8.7)%	9,974	10,940	(8.8)%
Mobile	1,972	1,803	9.4%	3,697	3,554	4.0%
Other Services	170	163	4.3%	338	342	(1.2)%

Oi’s wireline gross revenues declined by 8.4% y.o.y to R$ 7,827 million. Wireline revenue performance is mainly explained by: (1) lower fixed-to-fixed local service revenues (-11.1% y.o.y), on the back of declining fixed lines in service and lower local traffic; (2) lower fixed-to-mobile calls (VC1), down by 10.3% y.o.y, due to lower installed base of fixed lines and larger traffic bonuses offered by mobile operators; (3) lower long distance revenues (FF, SMP, VC2 and VC3) due to aggressive mobile offers that bundle long distance calls  in the subscription fee; (4) higher remuneration of fixed network (+13.3% y.o.y), which benefited from settlements with other telecom operators, and (5) lower data transmission service revenues (-2.7% y.o.y) due to lower ARPU, as a result of a more aggressive commercial stance by Oi in the market to be able to compete more effectively.

Oi’s mobile gross revenues stood at R$ 2,973 million, having increased by 7.1% y.o.y on the back of higher revenues from subscription fees, outgoing calls and data and value added services. This revenue performance is primarily due to: (1) higher subscription revenues (+4.7% y.o.y) on the back of growth of postpaid customers and notwithstanding the net negative impact of R$ 12 million related to deferral of the awards and bonuses related to Oi’s mobile customer loyalty programme; (2) increased traffic revenues (+8.1% y.o.y) on the back of customer growth; (3) network usage, which increased by 5.7% y.o.y, and (4) revenues from value added services, which increased by 19.0% y.o.y, on the back of higher penetration of 3G services and increased popularity of SMS offers. In 2Q11, data and value added revenues represented 16.2% of mobile service revenues as compared to 14.8% in 2Q10.

Oi income statement	R$ million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Consolidated net revenues	7,076.7	7,372.7	(4.0)%		14,009.8	14,835.8	(5.6)%
Operating costs	4,601.1	4,684.3	(1.8)%		9,548.8	9,610.4	(0.6)%
Cost of Services	1,410.3	1,521.7	(7.3)%		2,828.6	2,969.3	(4.7)%
Cost of Goods Sold	59.9	34.9	71.5%		100.8	93.7	7.6%
Interconnection Costs	1,146.2	1,208.0	(5.1)%		2,331.3	2,561.9	(9.0)%
Selling Expenses	1,281.8	1,183.8	8.3%		2,533.5	2,387.5	6.1%
General and Administrative Expenses	669.9	488.1	37.2%		1,287.3	1,041.1	23.6%
Other Operating (Expenses) Revenue, net	33.1	247.7	(86.6)%		467.3	556.9	(16.1)%
EBITDA (1)	2,475.6	2,688.4	(7.9)%		4,461.0	5,225.3	(14.6)%
Depreciation and amortisation	1,434.8	1,567.0	(8.4)%		2,891.4	3,089.3	(6.4)%
Income from operations (2)	1,040.8	1,121.4	(7.2)%		1,569.5	2,136.0	(26.5)%
EBITDA margin	35.0%	36.5%	(1.5	)pp	31.8%	35.2%	(3.4	)pp

(1) EBITDA = income from operations + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

EBITDA, as reported by Oi, amounted to R$ 2,476 million (-7.9% y.o.y and +24.7% q.o.q), with a margin of 35.0%. EBITDA performance in 2Q11 as compared to 2Q10 reflected primarily lower wireline revenues, notwithstanding also lower operating expenses (-1.8% y.o.y to R$ 4,601 million). Oi’s opex decline was mainly driven by: (1) lower interconnection revenues (-5.1% y.o.y), as a result of higher proportion of on-net traffic; (2) lower provisions for bad debt (-8.1% y.o.y), having accounted for 2.0% of gross revenues in 2Q11, down by 0.1pp y.o.y, and (3) lower other opex (-46.1% y.o.y) benefiting from lower payments related to FISTEL fees and smaller provisions for profit sharing, and notwithstanding the increase in: (1) wages and salaries (+14.8% y.o.y), as a result of increased staff levels in marketing and quality areas and salary adjustments; (2) marketing costs (+35.6% y.o.y), due to higher spending on advertising, promotions and events as a result of a more aggressive commercial stance by Oi, and (3) third-party services (+7.4% y.o.y), mostly due to higher selling expenses, both in terms of commissions and in terms of contact centre, focused on the postpaid mobile segment as well as on Oi Conta Total and fixed broadband. D&A declined by 8.4% y.o.y to R$ 1,435 million, largely due to lower D&A in the wireline business which benefited from assets already fully depreciated. EBIT declined by 7.2% y.o.y to R$ 1,041 million in 2Q11.

Other international assets

In 1H11, international assets, on a pro-forma basis, increased their proportional revenues by 14.8% y.o.y to Euro 327 million, while EBITDA decreased by 4.0% y.o.y to Euro 103 million, mainly due to a non recurrent adjustment in PT’s contact centre in Brazil and devaluation of currencies.

Proportional income statement of international assets (1)	Euro million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Operating revenues	163.3	155.7	4.9%		326.5	284.5	14.8%
EBITDA (2)	49.7	56.0	(11.3)%		102.5	106.8	(4.0)%
Depreciation and amortisation	14.7	14.3	2.8%		30.1	26.9	11.7%
Income from operations (3)	35.0	41.7	(16.1)%		72.5	79.8	(9.2)%
EBITDA margin	30.4%	36.0%	(5.5	)pp	31.4%	37.5%	(6.1	)pp

(1) Unaudited figures. Pro-forma consolidation of international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Highlights of main assets in Africa and Asia (1H11) (1)	Million (financials)

		Rev.		EBITDA				EBITDA
	Stake	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	828	15.5%	460	6.5%	55.6%	590	328
MTC, Namibia (3) (4)	34.00%	728	4.7%	385	3.3%	52.9%	75	40
CVT, Cape Verde (3) (4)	40.00%	4,207	5.9%	2,099	5.2%	49.9%	38	19
CTM, Macao (2)	28.00%	1,951	47.2%	680	16.0%	34.9%	174	61
CST, S.Tomé & Principe (3) (4)	51.00%	157,890	7.8%	41,071	1.4%	26.0%	6	2
Timor Telecom, East Timor (3)	41.12%	31	19.2%	17	16.6%	54.1%	22	12

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 1H11, Unitel’s revenues and EBITDA, in Angolan Kwanzas, increased by 18.2% and by 9.8% y.o.y, respectively, and, in USD, increased by 15.5% and by 6.5% y.o.y, to USD 827.6 million and USD 460.3 million. In 1H11, Unitel continued its expansion both in Luanda and other regions in the country and launched several campaigns to promote voice and data usage and roaming.

In 1H11, MTC’s revenues and EBITDA increased by 4.7% and 3.3% y.o.y, reaching NAD 727.8 million and NAD 385.1 million, respectively. This revenue performance was achieved against a backdrop of a significant decline in MTRs and heavy promotions with traffic bonus to reinforce further MTC’s competitive position. Excluding the impact of lower MTRs (average tariff down 45.2% y.o.y), revenues and EBITDA would have increased by 6.9% and 6.0%, respectively. In 1H11, EBITDA margin stood at 52.9%. Data revenues accounted for 22.0% of service revenues. In 1H11, MTC focused its marketing efforts and commercial activity on: (1) launching BlackBerry solutions for postpaid and prepaid offers, thus further enhancing its smartphone offering; (2) campaigns aimed at promoting usage, and (3) boosting growth of broadband customers, under the brand Netman, with download speeds of up to 7.2 Mbps.

In 1H11, CVT’s revenues increased by 5.9% y.o.y to CVE 4,206.9 million, while EBITDA increased by 5.2% y.o.y to CVE 2,099.3 million. EBITDA margin stood at 49.9%. In 1H11, mobile revenues were positively impacted by the growth of retail and roaming revenues while wireline revenues were positively impacted by the broadband growth. In 1H11, CVT launched: (1) new commercial offers for corporate segment, under the new brand CVT Negócios; (2) several campaigns to stimulate SMS usage, and (3) new TV channels to strengthen further IPTV market momentum. Broadband and IPTV customers increased significantly, representing 25.1% and 11.1% of the wireline customer base, respectively.

In 1H11, CST’s revenues increased by 7.8% y.o.y to STD 157,890 million and EBITDA increased by 1.4% y.o.y to STD 41,070.5 million. EBITDA margin was 26.0%. EBITDA performance was negatively impacted by a new tax on foreign suppliers and an increase in commercial costs. Excluding the tax impact, EBITDA would have increased by 7.2% y.o.y. In 1H11, São Tomé e Príncipe reached more than 65% of penetration of mobile services.

In 1H11, CTM’s revenues and EBITDA increased by 47.2% y.o.y and by 16.0% y.o.y, to MOP 1,951.0 million and MOP 680.3 million, respectively. EBITDA margin stood at 34.9%. Revenue growth was driven by an increase in equipment sales and telecom services to corporate customers. Mobile service revenues increased by 13.3% driven by the growth in data and roaming revenues. Data revenues represented 19.8% of mobile service revenues. In 1H11, CTM launched several marketing campaigns aimed at increasing smartphones and wireless broadband penetration.

In 1H11, Timor Telecom’s revenues and EBITDA increased by 19.2% y.o.y and by 16.6% y.o.y, to USD 31.1 million and USD 16.8 million, respectively, mainly as a result of the strong increase in customer base. At the end of the half, Timor Telecom had 537 thousand mobile customers. EBITDA margin stood at at 54.1%. Data revenues accounted for 16.0% of mobile service revenues. In 1H11, Timor Telecom: (1) launched a marketing campaign aimed at celebrating the 500 thousand mobile customer mark; (2) improved further its commercial offer, with several voice and data stimulation campaigns, and (3) strengthened its distribution network.

03

Employees

Number of employees and productivity ratios

	1H11	1H10	y.o.y	y.o.y %
Portugal	11,042	11,325	(283)	(2.5)%
Wireline	6,302	6,574	(272)	(4.1)%
Mobile • TMN	1,042	1,016	26	2.6%
Other	3,698	3,735	(37)	(1.0)%
International businesses	72,577	23,126	49,451	213.8%
Brazil • Oi	7,565	0	n.m.	n.m.
Other	65,012	23,126	41,886	181.1%
Total Group employees	83,619	34,451	49,168	142.7%
Fixed lines per employee	788	720	67	9.4%
Mobile cards per employee	7,038	7,155	(116)	(1.6)%

At the end of the first half of 2011, PT`s employees were 83,619, of which 13.2% were allocated to the Portuguese business. In the wireline business and following the redundancy programme implemented in 4Q10, the number of employees decreased by 4.1%, with the ratio of fixed lines per employee improving by 9.4% y.o.y to 788 lines. This reflects the integrated management of the wireline and mobile businesses, and the growth in pay-TV and fixed broadband.

In TMN, the number of employees increased by 2.6% y.o.y to 1,042, while the ratio of mobile cards per employee decreased by 1.6% to 7,038 cards.

Following the acquisition of the investments in Oi and Contax and the proportional consolidation as from 1 April 2011, the total number of employees in International businesses, as at 30 june 2011, includes 7,565 employees from Oi and 43,015 employees from Contax.

04

Main events

Events of the first half in 2011

Shareholder remuneration

6. May.11 | PT’s shareholders approved at the Annual General Meeting held on 6 May 2011 the application of the 2010 net income of Euro 5,124,694,889, as follows:

•                The amount of Euro 413,661,880 be used to cover accumulated losses;

•                Payment to the shareholders, in addition to the advance of year profits made in December 2010, of a dividend in the overall amount of Euro 1,165,466,250, corresponding to Euro 1.30 per share in respect of the total number of issued shares: (1) an amount of Euro 582,733,125, corresponding to 65 Euro cents per share in respect of the total number of issued shares, for the balance of the dividend deemed exceptional and not yet paid, and (2) an additional amount of Euro 582,733,125, corresponding to 65 Euro cents per share in respect of the total number of issued shares, as ordinary dividend;

•              Transfer of the remaining net profit for the fiscal year to retained earnings.

As such, and taking into account the amount corresponding to advance of year profits made in December 2010, the shareholders have approved that the total sum to be paid as dividend in respect of the 2010 fiscal year was fixed in Euro 2,061,981,750, corresponding to a dividend of Euro 2.30 per share.

Corporate bodies

06. Apr.11 | PT announced that, at the meeting of the Board of Directors, Pedro Jereissati and Otávio Marques de Azevedo were appointed to complete the 2009-2011 term office as non-executive members of PT’s Board of Directors, and Alfredo Baptista and Pedro Durão Leitão were appointed to complete the 2009-2011 term office as executive members of the PT’s Board of Directors. Otávio Marques de Azevedo and Pedro Jereissati are, respectively, Chairman and Chief Executive Officer of Telemar Participações S.A., Oi’s controlling holding. Alfredo Baptista and Pedro Durão Leitão are executive board members of PT Portugal and joined PT in 1979 and 2000, respectively.

PT also announced that Zeinal Bava, its Chief Executive Officer, and Shakhaf Wine, executive board member, were designated by PT to be appointed as members of the Board of Directors of Tele Norte Leste Participações S.A. Additionally, Zeinal Bava and Shakhaf Wine were appointed members of the Board of Directors of Telemar Participações S.A.. Zeinal Bava will also be designated to head Oi’s Committee of Engineering & Network, Technology & Innovation and Product Offering that will be created.

Management transactions

27. Apr.11 | PT informed that Telemar Norte Leste S.A. (“Telemar”), acting as a person closely related to Pedro Jereissati and Otávio Marques de Azevedo, non-executive directors of PT since 6 April 2011, as these PT directors are also directors of Telemar, had acquired, on an OTC transaction, 35,860,500 PT shares, at a price of Euro 8.11 per share, subject to possible price adjustments. As a result of this acquisition, Telemar came to hold a total of 62,755,860 shares, representing 7.0% of PT’s share capital and corresponding voting rights.

06. Jun.11 | PT informed that it was notified by RS Holding, SGPS, S.A. (“RS Holding”), acting as an entity closely related to PT’s non-executive directors Nuno Rocha dos Santos de Almeida e Vasconcellos and Rafael Luís Mora Funes, who simultaneously are directors of RS Holding, of transactions on PT shares and related financial instruments, carried out on 27 May 2011, by the companies Ongoing - Strategy Investments, SGPS, S.A. (“OSI”), Insight Strategic Investments, SGPS, S.A. (“Insight”) and Nivalis Holding BV (“Nivalis”), all directly or indirectly controlled by RS Holding, as a result of those transactions, the voting rights pertaining to 90,111,159 PT ordinary shares, corresponding to 10.05% of its share capital, are attributable to RS Holding.

Debt

27. Jan.11 | PT announced the successful issuance of a Euro 600 million Eurobond, with a maturity of 5 years, through its wholly-owned subsidiary PT International Finance BV. The coupon of this issue was 5.625%, with a reoffer .

25. Mar.11 | PT announced a new credit facility amounting to Euro 900 million, with maturity in March 2014, which subsequently was increased to Euro 1,200 million.

31. May.11 | PT informed that the exchange price and the threshold amount of Portugal Telecom International Finance B.V. Euro 750,000,000 4.125% Exchangeable Bonds due in 2014 (ISIN XS0309600848, Common code 030960084) and exchangeable into ordinary shares of PT (the Bonds) were adjusted in accordance with Condition 6.2(c)(i) of the Bonds. Following the ex-dividend date of the second component of the dividend relative to fiscal year 2010, amounting to Euro 1.30 per share, and effective on 31 May 2011, the exchange price is Euro 9.40 and the threshold amount is Euro 0.4659. Thus, each holder of a Bond in a principal amount of Euro 50,000 will be entitled to receive 5,319 shares of Portugal Telecom SGPS, S.A. upon exercise of Exchange Rights, under the Terms and Conditions of the Bonds.

03. Jun.11 | S&P announced its review of the credit rating attributed to PT, downgrading the long term rating from BBB to BBB-, with negative outlook, and the short-term rating from A-2 to A-3.

07. Jun.11 | Moody’s announced its review of the credit rating attributed to PT, downgrading the longterm rating from Baa2 to Baa3.

News related to Dedic and Contax

10. Jan.11 | PT informed that it was in negotiations with CTX Participações S.A. (“CTX”), its subsidiary Contax and its controlling shareholders to define the structure and conditions of a possible corporate restructuring which would result in a potential integration of the businesses and activities of Contax and Dedic and in PT becoming a shareholder of CTX.

Oi Group

26. Jan.11 | PT informed that it signed the definitive sales and purchase, subscription and shareholders agreements with Oi and its controlling shareholders.

28. Mar.11 | PT informed that it had acquired a direct and indirect stake of 25.28% in Telemar Norte Leste (‘‘TMAR’’) for a cash consideration of R$ 8.32 billion. As previously stated the corporate governance rights attributed to PT allowed the proportional consolidation of its 25.6% direct and indirect stake in Telemar Participações S.A. (‘‘TmarPart’’), which fully consolidates TNL and TMAR. This proportional consolidation took place from 1 April 2011.

24. May.11 | PT announced that Telemar Participações S.A. (‘‘TmarPart’’) approved in its premeeting of shareholders a resolution according to which the Boards of Directors of TmarPart and of its controlled companies, Tele Norte Leste Participações S.A. (‘‘TNL’’), Telemar Norte Leste S.A. (‘‘TMAR’’), Coari Participações S.A. (‘‘Coari’’) e Brasil Telecom S.A. (‘‘BRT’’), together ‘‘Oi Group’’ or ‘‘Oi’’, shall initiate the procedures, including any necessary studies, to undertake a corporate restructuring of Oi. This corporate restructuring aims at incorporating jointly the shares of TMAR by Coari and of Coari and TNL by BRT, the listed company that will concentrate all shareholdings in the Oi Group and will be the only publicly listed company. BRT will then be renamed Oi S.A. and will have only two classes of shares (ON, ordinary shares, and PN, preferred shares), which will be traded on the Bovespa and NYSE, through an ADR program. The corporate restructuring is based on the following key principles: (1) TmarPart, the controlling entity of the Oi Group, will retain control; (2) the whole Oi structure is to be simplified through this transaction, and (3) independent committees will be established at each listed company to advise each Board of Directors on the terms of the transaction.

Furthermore, Oi subsequently announced that the proposed exchange ratios would be:

Original share/Replacement share	Exchange Ratio
TNLP3/BRTO3	23.122
TNLP4/BRTO4	21.428
TNLP4/BRTO3	18.581
TMAR3/BRTO3	51.149
TMAR5 and TMAR 6/BRTO4	44.537
TMAR5 and TMAR 6/BRTO3	38.620

Subsequent events

General Meeting of Shareholders

26. July.11 | PT announced that the General Meeting of Shareholders, approved the amendment of the Company’s Bylaws as proposed, with the special rights until now granted to the 500 class A shares (the so-called “golden share”) having therefore been eliminated.

Debt

29. July.11 | Moody’s announced that it confirmed the Baa3 Issuer Rating of PT and the ratings of its fully owned subsidiary PT International Finance B.V. (PTIF) with negative outlook, concluding the rating review process initiated on 7 June 2011.

Management transactions

04. Aug.11 | PT informed that it was notified by Banco Espírito Santo, S.A. (“BES”) of transactions on PT shares carried out by Avistar, SGPS, S.A. (“Avistar”), a company wholly owned by BES. In addition, PT was informed that Avistar is a person closely related to PT’s Non Executive Director Amílcar de Morais Pires, as he is also Chairman of the Board of Directors of Avistar, and therefore this latter has the obligation to notify PT of such transactions pursuant to paragraph 4, b) of article 248-B of the Portuguese Securities Code. As a result of those transactions, BES came to hold 90,274,180 PT shares, representing 10.07% of PT’s share capital and corresponding voting rights.

22. Aug.11 | PT was notified by BES of additional transactions on PT shares carried out by Avistar. However, after such transactions BES’ holding remained the same, still corresponding to 90,274,180 PT shares representing 10.07% of PT’s share capital and corresponding voting rights.

05

Main risks and uncertainties

Business risk management is acquiring increasing relevance, not only due to the current globalisation context, but also considering the dynamics that characterises the industry and business environment of Portugal Telecom. Therefore, risk management plays not only a critical role in mitigating risk factors that can have a negative impact both at company’s and stakeholders’ levels, but also contributes to the identification of new business opportunities.

Based on such commitment, PT invested in a structured Risk Management Framework to enable the identification of strategic and operational risks, implement and adequate controls that reduce the level of risk to an acceptable level. Therefore, Portugal Telecom has set a corporate unit which mission is to carry out a continued assessment, using international standards and practices like the COSO II framework to monitor and improve the risk management process. This approach is based on the identification and analysis of key value drivers and uncertainty factors that might affect value generation and compliance with the plan and strategic goals.

The following components were defined in the implementation of the risk management procedure:

•                  Risk Dictionary - ensures the description of a common risk language used both internally and in the various disclosures made to the market regarding this matter;

•                  Risk Management Methodology, which formalizes the relevant risk identification, analysis, mitigation and report processes and procedures;

•                  Centralized Risk Record of all information associated to each relevant risk, which simplifies the analysis of the correlation between the various risk factors recorded, as well as the ranking the priority of each risk response and the identification of synergies between the various risk mitigation actions.

Risk Management is sponsored by the Executive Committee and directly supported by the management teams of the various business units, both at domestic and international levels, in order to ensure a timely identification and prioritisation of critical risks, according to probability of occurrence, associated control level and response capacity in a crisis, speed at which the risk or event may materialize, and the development of risk management strategies in order to implement appropriate controls and ensure that the risk is maintained at an acceptable level. It improves the quality of information supporting the decision-making procedure and aware management for the occurrence or identification of new critical risks. It should also be mentioned that the whole process is monitored by the Audit Committee, an independent supervisory body composed by non-executive board members.

As an economic group that carries out its business in several business areas, PT is exposed to various risks, being the following the main risk factors:

Regulation: PT is subject to the risk of regulatory changes or actions from national, international or European Union regulatory authorities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner. For additional information on this matter please refer to notes to the consolidated financial statements as at 30 June 2011.

Competition: Potential decline of PT`s revenues resulting from increased competition from other operators or new players in the market, namely through (i) development of new products and services, (ii) aggressive marketing and sales policies, (iii) improvements in product and service quality, (iv) increase in productivity and cost reduction, and (v) reconfiguration of the value chain from the customer’s point of view.

Technological evolution: Considering the history of quick technological changes, PT is subject to the risk of failing to leverage technological innovations and developments in its business model in order to gain or maintain competitive advantages. PT has created a companywide program, and developed specific methodologies and processes to identify future trends, anticipate business opportunities in a systematic way in all market segments of the company, involving internal experts in the innovation of new products and services, development of business concepts and operational efficiency.

Economic environment: The international financial crisis may lead to a prolonged recession in the Portuguese and world economies, which might have an impact at in the demand for products and services and, as a result, on PT’s operational and financial performance. As such, management continuously monitors impacts on the operational and financial performance of the Company.

Financial markets: Recent events have increased uncertainty and volatility in financial markets. Risk premium in the markets have increased significantly. As such, current conditions of the financial markets may have an adverse effect on PT’s ability to access the capital it needs to support its growth, its strategies, and to generate future financial returns. The management of the financial market risk is ensured by the Corporate Finance Department. PT establishes agreements regarding a set of derivative financial instruments in order to minimise the risk exposure to changes in interest rates. The acquisition of financial instruments is made after a careful analysis of risks and benefits inherent to this type of transactions and consulting with various entities operating in this market. These transactions are subject to prior approval by the Executive Committee and involve a permanent follow-up of the financial markets’ evolution and of the positions held by the Company.

Exchange rate exposure: PT holds strategic investments in foreign countries whose currency is not the Euro, namely Brazil and several African countries. Exchange rate fluctuations of those currencies against Euro can impact PT financial position and results. PT does not have a hedging policy regarding the value of these investments; however the Executive Committee analyses the execution of cash flow hedging of the dividends and other capital income.

Strategic partnerships: The growth strategy at international level is based on a combination of alliances, joint ventures and partnerships that enhance the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies play a central role in the management of this risk, by leveraging existing opportunities.

Infrastructure Capacity: The capacity and availability of network infrastructures are essential to ensure continued critical operations within high quality parameters aimed for customer satisfaction, but also to comply with regulatory requirements. PT has strongly emphasized the management of this risk, not only at infrastructure availability level, but also in the increase of infrastructure capacity, in such a way as to support new product and service offers to its customers. Additionally, PT’s ownership of a network infrastructure located in the public domain increases the Groups exposure to the occurrence of breakdowns and incidents. Within this scope, follow-up and risk mitigation actions are carried out as follows:

•                  Securing the telecommunications core network;

•                  Preparation of risk diagnoses for the various technological platforms, identifying dependencies and single failure points;

•                  Definition and implementation of disaster recovery plans;

•                  Implementation of systems and procedures aimed at ensuring determined QoS (Quality of Service) and QoE (Quality of End user Experience) levels;

•                  Investment in new generation networks and preventive maintenance actions;

•                  Investment in information systems to support the activity of technical teams.

Environmental: Pursuing an appropriate environmental policy has been a concern for Portugal Telecom, in order to reduce the Company’s exposure to environmental damages that might consist in: (i) liability towards third parties for any material damage caused; (ii) liability towards governments or third parties for the cost of waste removal, added by possible compensations.

As such, PT has reinforced its environmental management principles and actions, thus ensuring the certification of associated systems according to the ISO 14001 standard. Environmental management policies and systems cover the following areas of intervention: (i) Resource consumption; (ii) Waste production and routing; (iii) Atmospheric emissions; (iv) Noise and electromagnetic fields; (v) A supplier’s sustainability program; (v) Awareness and training campaigns.

Management models are subjected to periodic audits, both internal and external, and a continuous assessment of any impacts and improvements to be implemented is also carried out.

Talent Retention: PT’s capacity to obtain and retain talent is a fundamental vector for the pursuance of the Company’s strategic goals, particularly within the competitive context where Portugal Telecom operates, both at national and international level. As a result, the Company has paid special attention to the management of this risk, at the charge of the Human Resources Office, which acts:

•                  In the recruitment of new employees having the profile and knowledge necessary to ensure the key skills required for the present and future development of the PT Group;

•                  In the identification of key-elements of the PT Group, and then implement retention strategies as appropriate for the segments defined for its management.

Portugal Telecom’s Internal Control System is based on an acknowledged international model COSO (Committee of Sponsoring Organizations of the Treadway Commission), making use of the layers established according to such model, notably: (i) Entity Level Controls; (ii) IT Level Controls; and (iii) Process Level Controls. In addition, taking into consideration the SEC requirements, goals were identified as required to ensure that any processes, systems and business units having an impact on the steps conducive to the financial reporting have appropriate and operational controls.

The Internal Control Department, at corporate structure level, is responsible for the identification of business units and processes on which existing controls are designed, implemented and improved is based on the identification of financial risks made by the main managers of the Group, the results of the risk management process, the materiality of the processes at a financial reporting level, and finally any legal requirements.

Internal Control manuals are designed and controls are implemented for the most representative business units within the PT Group, and as to smaller size units and within the framework of improvement of Internal Control and Risk Management environment beyond mandatory rules PT has defined a set of minimum internal control requirements, particularly applicable to international transactions, which served as additional guidelines for the Group to define corporate policies.

Currently, PT has already identified around 238 processes and 2,426 critical controls for financial reporting. As to information systems, the Group has identified 19 critical systems, among which the billing systems, the SAP and the consolidation system.

The Internal Control Department follows up, on a quarterly basis, the deficiencies reported and situations detected within the framework of SOX audits, either by the internal auditor or by the external auditor, to the various processes, and ensures the definition of action plans for mitigation and resolution of risks detected.

Additionally, PT keeps a Fraud Manual, the purpose of which consists in documenting usual frauds in the business sector where the Group is inserted, in order to permit a better management of this specific risk. Such manual, other than describing fraud procedures, contains an identification of controls and persons responsible for their implementation at PT, and it is revised each year on the basis of the job carried out by the Internal Auditing in the pursuance of its activity, as well as on the basis of whistle blowing, if any, and benchmarking with other companies of the same sector.

The Internal Audit Department is responsible, at corporate structure level, for the evaluation of PT’s internal control system and for risk management procedures.

The results of the Risk Management process are integrated in the Audit plan, and operational, compliance, financial and information system audits are carried out, all year long, in the main business and operations units of the company worldwide, in order to ensure the following goals:

•                  Operational Audits — assessment of operational risk management procedures and of mechanisms that guarantee operational efficiency and that have a relevant impact on the pursuance of the Company’s strategy and on key value drives, in the different geographies where the Company operates;

•                  Compliance Audits — ensures that the company’s activities comply with relevant laws and regulations;

•                  Financial Audits — ensuring the effectiveness of control mechanisms associated with the collection, processing and disclosure of financial and accounting information. Within this framework, audits are carried out to ensure compliance with the Sarbanes Oxley Act, which requires the assessment of control procedures associated to the preparation of the Financial Statements. This evaluation is subject to certification by the External Auditor;

•                  Information Systems Audits — verification of the effectiveness of the controls addressing the risks associated to Information Systems, that ensure the security, integrity and availability of information that is critical for the business and recovering the systems in the event of interruption of operations.

For additional information on internal controls and risk management please refer to the Corporate Governance Report included in PT 2010 Annual Report.

06

Qualified holdings

Qualified holdings

Pursuant to article 9, paragraph 1(c) of Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários or “CMVM”) Regulation no. 5/2008, PT provides the following information regarding qualified holdings held by shareholders in PT’s share capital as communicated to PT by reference to 30 June 2011 or earlier as mentioned below:

•                 On 25 November 2010, Capital Research and Management Company held a qualified holding corresponding to 90,421,315 shares representing 10.09% of the share capital and voting rights in PT.

After the end of the first half of 2011, on 4 August 2011, Capital Research and Management Company came to hold a qualified holding corresponding to 89,569,399 shares representing 9.99% of PT’s share capital and corresponding voting rights.

PT was informed that the shares corresponding to the abovementioned qualified holdings were owned by mutual funds under the discretionary management of Capital Research and Management Company, with the shares corresponding to the qualified holding of 89,569,399 PT shares being held as set out in the following table:

Entities	No. of shares
Capital Income Builder	342,000
Capital International - Global Equity Fund	220,000
Capital International Global Growth and Income	304
EuroPacific Growth Fund	26,045,000
American Funds Fundamental Investors	5,363,997
The Income Fund of America	46,135,276
International Growth and Income Fund	8,334,000
New World Fund, Inc.	615,000
American Funds Insurance Series - Global Balanced Fund	15,660
American Funds Insurance Series - Global Growth and Income Fund	2,298,162
American Funds Insurance Series - New World Fund	200,000
Total	89,569,399

•                 On 2 June 2011, RS Holding, SGPS, S.A. (“RS Holding”) indirectly held a qualified holding and a long position corresponding to 90,111,159 PT shares, representing 10.05% of the share capital and voting rights in PT, as set out in the following table:

Entities	No. of shares
Nivalis Holdings BV (“Nivalis”)	90,099,969
Nuno Rocha dos Santos Almeida Vasconcellos	11,190
Total	90,111,159

PT was informed that: (i) Insight Strategic Investments, SGPS, S.A. (“Insight”) and Ongoing — Strategy Investments, SGPS, S.A. (“Ongoing”) are the sole shareholders of Nivalis, holding, respectively, 62.55% and 37.45% of the voting rights in such company; (ii) Ongoing is the majority shareholder of Insight; and (iii) RS Holding is the majority shareholder of Ongoing. Additionally, Mrs. Isabel Rocha dos Santos is the majority shareholder of RS Holding. The shareholder Nuno Rocha dos Santos Almeida Vasconcellos is director of Insight, Ongoing and RS Holding.

•                 On 30 June 2011, Banco Espírito Santo Group (“BES Group”) held a qualified holding corresponding to 90,274,180 PT shares, representing 10.07% of the share capital and voting rights in PT. BES Group’s holding in PT, calculated in accordance with article 20 of the Portuguese Securities Code (“CVM”), is set out in the following table:

Entities	No. of shares
Banco Espírito Santo, S.A. (“BES”)	4,218
Companies in a control or group relationship with BES	90,214,747
Members of BES’ corporate bodies	55,451
Total	90,274,180

•                 On 21 April 2011, Telemar Norte Leste SA (“TMAR”) held a qualified holding corresponding to 62,755,860 shares representing 7.00% of PT’s share capital and corresponding voting rights.

TMAR is controlled by Tele Norte Leste Participações S.A., which is controlled by Telemar Participações S.A. Telemar Participações S.A., in turn, is jointly controlled by the following entities: AG Telecom Participações S.A., L.F. Tel S.A., Luxemburgo Participações S.A., Fundação Atlântico de Seguridade Social, BNDES Participações S.A. - BNDESPar., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Fundação dos Economiários Federais - FUNCEF, Fundação Petrobrás de Seguridade Social - PETROS and Bratel Brasil, S.A.

•                 On 30 June 2011, Caixa Geral de Depósitos Group (“Group CGD”) held a qualified holding corresponding to 55,812,686 shares, representing 6.23% of the share capital and voting rights in PT. Group CGD’s holding in PT, calculated in accordance with article 20 of the CVM, is set out in the following table:

Entities	No. of shares
Caixa Geral de Depósitos, S.A.	54,811,930
Parcaixa Negociação	33,485
Companhia de Seguros Fidelidade - Mundial, S.A.	596,773
Império Bonança - Companhia de Seguros, S.A.	17,831
Fundo de Pensões da CGD	352,667
Total	55,812,686

•                 On 31 December 2010, Brandes Investment Partners, L.P. held, on behalf of its clients, 46,953,365 PT shares (of which 13,920,222 shares were owned through American Depositary Receipts, each representing one ordinary share, and the remaining 33,033,143 consisted of ordinary shares), representing 5.24% of PT’s share capital, being authorized to exercise voting rights over 36,877,613 shares (of which 9,352,630 shares were held through ADRs and the remaining 27,524,983 consisted of ordinary shares), representing 4.11% of the share capital and voting rights in PT.

•                 On 9 June 2011, Norges Bank held a qualified holding corresponding to 46,422,026 PT shares representing 5.18% of the share capital and voting rights in PT.

After the end of the first half of 2011, on 19 August 2011, Norges Bank came to hold a qualified holding corresponding to 41,147,827 shares representing 4.59% of PT’s share capital and corresponding voting rights.

•                 On 3 December 2010, The Income Fund of America, Inc. (“IFA”) held a qualified holding corresponding to 45,091,419 shares representing 5.03% of PT’s share capital and voting rights.

PT was informed that IFA granted to Capital Research and Management Company proxy voting authority relating to this qualified holding.

After the end of the first half of 2011, on 4 August 2011, PT was informed by Capital Research and Management Company that IFA came to hold a qualified holding corresponding to 46,135,276 shares representing 5.15% of PT’s share capital and corresponding voting rights.

•                 On 31 December 2010, Grupo Visabeira SGPS, S.A. (“Visabeira Group”, company 77.85% owned by Mr. Fernando Campos Nunes) held, directly and indirectly, a qualified holding corresponding to 23,642,885 PT shares, representing 2.64% of PT`s share capital and voting rights, as set out below:

Entities	No. of shares
Visabeira Group	11,523,213
Visabeira Investimentos Financeiros, SGPS, S.A. (company 100% owned by Visabeira Estudos e Investimentos, S.A., which was 100% owned by Visabeira Serviços, SGPS, S.A., which in turn was 100% owned by Visabeira Group)	12,119,672
Total	23,642,885

•                 On 30 June 2011, Barclays Plc held directly and indirectly 22,012,731 PT shares, representing 2.46% of the share capital and voting rights in PT. Barclays Plc’s holding in PT, calculated in accordance with article 20 of the CVM, is set out in the following table:

Entities	No. of shares
Barclays Bank Plc	7,282
Barclays Bank Plc — France	1,330
Barclays Merchant Bank (Singapore) Ltd	2,000,000
Barclays Capital Inc	13,000
Barclays Capital Securities Ltd	19,802,059
Barclays Wealth Managers Portugal — SGFIM S.A.	189,060
Total	22,012,731

After the end of the first half of 2011, on 19 August 2011, Barclays Plc came to hold a long position corresponding to 21,390,694 shares representing 2.39% of PT’s share capital and corresponding voting rights as follows: (1) Barclays Bank PLC: 5,986 PT ordinary shares held, representing 0.001% of the share capital and voting rights in PT; (2) Barclays Bank PLC - France: 944 ordinary shares held, representing 0.0001% of the share capital and voting rights in PT; (3) Barclays Capital Inc: 96,729 ordinary shares held, representing 0.01% of the share capital and voting rights in PT; (4) Barclays Capital Securities Ltd: 21,161,095 ordinary shares (corresponding to 408,732 ordinary shares held,16,477,000 ordinary shares via physically settled financial instruments and 4,275,363 ordinary shares via cash settled financial instruments), representing 2.36% of the share capital and voting rights in PT, and (5) Barclays Wealth Managers Portugal — SGFIM S.A.: 125,940 ordinary shares held, representing 0.01% of the share capital and voting rights in PT.

•                 On 10 December 2009, BlackRock Inc. indirectly held a qualified holding in PT corresponding to 21,025,118 shares representing 2.35% of PT’s share capital and voting rights. According to the information received from BlackRock, Inc., the above mentioned shares and voting rights were held through BlackRock Investment Management (UK) Limited.

•                 On 3 February 2010, Controlinveste International Finance, S.A. held 20,419,325 PT shares, corresponding to 2.28% of the share capital and voting rights in PT.

PT was informed that Controlinveste International Finance, S.A. was fully owned by Controlinveste International, S.à.r.l., which was owned by Controlinveste Comunicações, SGPS, S.A. and Olivedesportos — Publicidade, Televisão e Media, S.A., and that Controlinveste Comunicações, SGPS, S.A. was fully owned by Olivedesportos — Publicidade, Televisão e Media, S.A., which, in turn, was fully owned by Sportinveste, SGPS, S.A. This latter company was fully owned by Controlinveste, SGPS, S.A., which, in turn, was fully owned by Mr. Joaquim Francisco Alves Ferreira de Oliveira. Pursuant to paragraph 1 of article 20 of the CVM, the voting rights corresponding to the above mentioned 20,419,325 PT shares representing 2.28% of PT’s share capital continued to be attributed to Mr. Joaquim Francisco Alves Ferreira de Oliveira.

•                 On 24 June 2010, Telefónica, S.A. held 18,122,661 PT shares representing 2.02% of the share capital and voting rights in PT.

This qualified holding was notified by Telefónica to PT on 23 June 2010. Subsequently, on 28 June 2010, CMVM announced to the market a draft decision of its Management Board according to which the voting rights pertaining to the shares subject to equity swap contracts should continue to be attributed to Telefónica. To date, the CMVM did not disclose any final decision nor did Telefónica communicate to PT any change or correction as regards that qualified holding.

•                 On 11 October 2010, Europacific Growth Fund (“EUPAC”) held a qualified holding in PT corresponding to 18,061,608 shares representing 2.01% of PT’s share capital and voting rights.

PT was informed that EUPAC granted to Capital Research and Management Company proxy voting authority relating to this qualified holding.

After the end of the first half of 2011, on 4 August 2011, PT was informed by Capital Research and Management Company that EUPAC came to hold a qualified holding corresponding to 26,045,000 shares representing 2.91% of PT’s share capital and corresponding voting rights.

•                 On 17 August 2010, UBS AG held, directly and indirectly, a qualified holding in PT corresponding to 17,961,777 shares representing 2.00% of PT’s share capital and voting rights, as set out below:

Entities	No. of shares
UBS AG	4,954,210
UBS AG on behalf of several of its clients	10,792,509
CCR Asset Management	450,692
UBS Financial Services Inc.	460,158
UBS Fund Management (Switzerland) AG	322,521
UBS Fund Services (Luxembourg) SA	651,415
UBS Global Asset Management (Americas) Inc	1,160
UBS Global Asset Management (Canada) Co	719
UBS Global Asset Management (Deutschland) GmbH	33,517
UBS Global Asset Management (UK) Ltd	150,189
UBS Global Asset Management Life Ltd	139,684
UBS Securities LLC	5,003
Total	17,961,777

List of holdings held by the members of PT’s corporate bodies, pursuant to article 9, paragraph 1(a) of CMVM Regulation no. 5/2008

Pursuant to article 9, paragraph 1(a) of CMVM Regulation no. 5/2008, PT provides the following information regarding the securities issued by PT, or by companies in a control or group relationship with PT, that are held by the members of PT’s Board of Directors and by the Statutory Auditor as of 30 June 2011:

Board of Directors (including the members of the Audit Committee)

Henrique Granadeiro owns 150 PT shares.

Zeinal Bava owns 63,161 PT shares.

Luís Pacheco de Melo owns 45 PT shares.

Alfredo José Silva de Oliveira Baptista owns 8,193 PT shares.

Carlos Alves Duarte owns 40 PT shares.

Pedro Humberto Monteiro Durão Leitão owns 758 PT shares.

Manuel Rosa da Silva owns 90 PT shares.

Shakhaf Wine does not own any securities issued by PT or other companies in a control or group relationship with PT.

Otávio Marques de Azevedo does not own any securities issued by PT or other companies in a control or group relationship with PT. Otávio Marques de Azevedo is the Chairman of the Board of Directors of Telemar Participações S.A., Oi’s controlling holding, which holds a qualified holding corresponding to 62,755,860 ordinary shares representing 7.00% of PT’s share capital and voting rights.

Francisco Manuel Marques Bandeira owns 287 PT shares. His spouse owns 236 PT shares. Francisco Manuel Marques Bandeira is a board member of Caixa Geral de Depósitos, which holds a qualified holding of 55,812,686 PT ordinary shares, corresponding to 6.23% of PT’s share capital and voting rights.

José Guilherme Xavier de Basto does not own any securities issued by PT or other companies in a control or group relationship with PT.

João Manuel de Mello Franco owns 12,986 PT shares. His spouse owns 322 PT shares.

Joaquim Aníbal Brito Freixial de Goes owns 2,437 PT shares. Joaquim Aníbal Brito Freixial de Goes is a board member of BES, which holds a qualified holding of 90,274,180 PT ordinary shares, corresponding to 10.07% of PT’s share capital and voting rights.

Mário João de Matos Gomes does not own any securities issued by PT or other companies in a control or group relationship with PT.

Pedro Jereissati does not own any securities issued by PT or other companies in a control or group relationship with PT. Pedro Jereissati is the Chief Executive Officer of Telemar Participações S.A., Oi’s controlling holding, which holds a qualified holding corresponding to 62,755,860 ordinary shares representing 7.00% of PT’s share capital and voting rights.

Gerald Stephen McGowan does not own any securities issued by PT or other companies in a control or group relationship with PT.

Rafael Luís Mora Funes does not own any securities issued by PT or other companies in a control or group relationship with PT. His spouse owns 501 PT shares. Rafael Luís Mora Funes is a board member of RS Holding, SGPS, S.A., which holds a qualified holding of 90,111,159 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights.

Maria Helena Nazaré does not own any securities issued by PT or other companies in a control or group relationship with PT.

Amílcar Carlos Ferreira de Morais Pires owns 2,146 PT shares. Amílcar Carlos Ferreira de Morais Pires is a board member of BES, which holds a qualified holding of 90,274,180 PT ordinary shares, corresponding to 10.07% of PT’s share capital and voting rights.

Francisco Teixeira Pereira Soares does not own any securities issued by PT or other companies in a control or group relationship with PT.

Jorge Humberto Correia Tomé does not own any securities issued by PT or other companies in a control or group relationship with PT. Jorge Humberto Correia Tomé is a board member of Caixa Geral de Depósitos, which holds a qualified holding of 55,812,686 PT ordinary shares, corresponding to 6.23% of PT’s share capital and voting rights.

Paulo José Lopes Varela owns 7,134 PT shares. Paulo José Lopes Varela is a board member of Visabeira Group, which holds a qualified holding of 23,642,885 PT ordinary shares, corresponding to 2.64% of PT’s share capital and voting rights.

Milton Almicar Silva Vargas does not own any securities issued by PT or other companies in a control or group relationship with PT.

Nuno Rocha dos Santos de Almeida e Vasconcellos owns 11,190 PT shares. Nuno de Almeida e Vasconcellos is the Chairman of the Board of Directors of RS Holding, SGPS, S.A., which holds a qualified holding of 90,111,159 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights.

Statutory Auditor

Pedro Matos Silva, Statutory Auditor, does not own any securities issued by PT or other companies in a control or group relationship with PT.

Transactions in PT shares and related financial instruments carried out by PT’s management and people closely associated with the same

Pursuant to the terms of article 248-B of the CVM and article 14, paragraph 7 of CMVM Regulation no. 5/2008, PT provides the following information regarding the transactions in PT shares and financial instruments related thereto carried out during the first half of 2011 by PT’s management and people closely associated with the same:

•                 Banco Espírito Santo, S.A. (“BES”) informed PT that Avistar, SGPS, S.A. (“Avistar”), a company wholly owned by BES, carried out the following transactions on PT shares during the first half of 2011:

Date	Transaction	Location	No. of Shares	Average Price (Euro)
27-01-2011	Acquisition	Regulated Market	750,000	8.54
20-05-2011	Acquisition	Regulated Market	4,000,000	8.72
08-06-2011	Acquisition	Regulated Market	250,000	7.32
08-06-2011	Disposal	Regulated Market	4,000,000	7.33
14-06-2011	Acquisition	Regulated Market	100,000	7.12

•                 Moreover, on 22 August BES informed PT that Avistar, SGPS, S.A. carried out the following transactions on PT shares:

Date	Transactions	Location	No. of Shares	Price (Euro)
05-08-2011	Acquisitions	Regulated Market	455,556	5.71
			100,547	5.70
			46,159	5.69
			44,915	5.68
			51,615	5.67
			58,551	5.66
			425	5.65
			3,500	5.64
			24,095	5.63
			9,500	5.61
			5,000	5.60
			6,025	5.59
			2,613	5.58
			16,422	5.56
			1,500	5.55
			8,654	5.54
			10,363	5.52
			2,861	5.51
08-08-2011	Acquisitions	Regulated Market	183,265	5.71
			40,398	5.70
			7,921	5.69
			35,000	5.68
			30,007	5.67
			8,471	5.66
			21,301	5.65
			5,000	5.64
09-08-2011	Acquisitions	Regulated Market	4,286	5.65
			33,534	5.60

Date	Transactions	Location	No. of Shares	Price (Euro)
			7,227	5.59
			5,000	5.58
			25,169	5.57
			25,000	5.56
			42,500	5.55
			10,499	5.54
			25,468	5.53
			88,700	5.52
			1,000	5.51
			88,818	5.50
			5,000	5.49
			2,500	5.47
09-08-2011	Disposals	Regulated Market	5,000	5.63
			13,248	5.62
			52,106	5.61
			162,931	5.60
			20,158	5.59
			4,537	5.58
09-08-2011	Acquisitions	OTC	6,000,000	5.58
10-08-2011	Disposals	Regulated Market	3,918	5.83
			50,538	5.82
			22,919	5.81
			44,637	5.80
			40,548	5.79
			60,224	5.78
			51,452	5.77
			107,000	5.76
			78,071	5.75
11-08-2011	Disposals	Regulated Market	14,679	5.78
12-08-2011	Disposals	Regulated Market	40,000	5.95
			16,220	5.93
			15,000	5.92
			5,000	5.91
			45,000	5.90
			80,000	5.89
			79,079	5.88
			111,713	5.87
			42,000	5.86
			119,866	5.85
			100,000	5.84
			43,959	5.83
			42,627	5.82
			26,832	5.81
			18,000	5.80
			17,000	5.79
			10,092	5.78
16-08-2011	Disposals	OTC	6,000,000	5.57

In addition, PT was informed that Avistar is a person closely related to PT’s non-executive director Amílcar de Morais Pires, as he is also Chairman of the Board of Directors of Avistar.

•                 RS Holding, SGPS, S.A. (“RS Holding”), acting as an entity closely related to PT’s non-executive directors Nuno Rocha dos Santos de Almeida e Vasconcellos and Rafael Luís Mora Funes, who simultaneously are directors of RS Holding, informed PT of the following transactions on PT shares and related financial instruments carried out on 27 May 2011 by the companies Ongoing - Strategy Investments, SGPS, S.A. (“OSI”), Insight Strategic

Investments, SGPS, S.A. (“Insight”) and Nivalis Holding BV (“Nivalis”), all directly or indirectly controlled by RS Holding:

Entity	Nature	Location	Price (Euro)	Number of PT ordinary shares
OSI/Nivalis	Contribution in kind in Nivalis’s share capital increase	OTC	Not applicable	22,600,000
Insight/Nivalis	Contribution in kind in Nivalis’s share capital increase	OTC	Not applicable	37,804,969
Nivalis	Purchase	OTC	257,990,160	29,695,000
Nivalis	Equity swap with cash settlement	OTC	Not applicable	29,695,000

•                  Telemar Norte Leste S.A. (“Telemar”), acting as a person closely related to PT’s non-executive directors Pedro Jereissati and Otávio Marques de Azevedo as these PT directors are also directors of Telemar, informed PT that, on 19 April 2011, Telemar acquired, on an OTC transaction, 35,860,500 PT shares, at a price of Euro 8.11 per share, subject to possible price adjustments.

07

Outlook

Outlook

PT will continue to be a growth-oriented company, aiming at exploring the full potential of its assets portfolio, by taking advantage of existing and future opportunities in the telecommunications, multimedia and IT services markets. PT aims to continue to take advantage of the convergence opportunities, by bundling traditional voice and data services with new and sophisticated multimedia and IT services.

Following the restructuring of its Portuguese business along customer segments, PT will continue to focus its efforts on the development of fixed-mobile, IT-telecoms and multimedia convergent products and services and integrated offers aimed at acquiring new customers, increasing share-of-wallet, improving customer loyalty and decreasing customer retention costs. PT will continue to invest in innovation, research and development aiming at enhancing its services with new, distinctive and customised features, functionalities and content tailored to meet customer needs. PT will continue to leverage on close partnerships with its suppliers in order to reduce time-to-market and further differentiate its value proposition to its customers. PT will continue to invest to further develop new and more effective access and core networks and platforms, in fixed-line as well as in mobile, aimed at offering increased bandwidth to its customers, and in cloud services aimed at taking further advantage of these networks. Furthermore, PT will continue to rationalise its cost structure through productivity increases and business process reengineering.

PT will continue to be a geographically diversified operator, aimed at offering its shareholders a lower risk profile, reduced dependence on a single market and an improved growth profile. In Brazil, following the sale of Vivo and the strategic partnership established with Oi, which includes the acquisition of a joint control stake in Oi, PT aims to further explore the growth potential of Oi’s assets, leveraging on Brazil’s favourable demographics, economic growth perspectives and penetration upside potential of telecom services, particularly in fixed and mobile broadband and TV, and in leverage fixed-mobile convergence. Additionally, PT also intends to increase its exposure to high-growth markets in Africa by taking full advantage of its existing asset portfolio and partnerships and selectively consider value-creating opportunities. PT will continue to promote the sharing of best practices amongst all of its assets, aiming at ensuring a sustainable competitive position in all markets and getting benefits of scale in terms of access to technology and innovation.

PT will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to its existing businesses, placing the profitability of its assets under pressure. PT will also continue to operate in a context of a worldwide and European economic instability that will create additional challenges and barriers to the development of its businesses.

PT will continue to contribute to the development of the information society, to promote the info-inclusion of the citizens in all countries where it operates. PT also aims to be a reference in terms of sustainability and will continue to invest in the development of a sustainable business model, embracing policies and developing practices aimed at fully respecting the society and the environment.

In line with its announced remuneration policy, PT will provide one of the most attractive shareholder remuneration packages of the sector, which aims to combine with above-average growth prospects, leveraging on its international portfolio.

08

Statement by the persons responsible

For the purposes of article 246 of the Portuguese Securities Code, the members of the Board of Directors of Portugal Telecom, SGPS S.A. identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Board of Directors and/or Executive Committee, as applicable, while in office:

•                  The information included in the financial statements concerning the first half of 2011 was prepared in compliance with the requirements of the IAS 34 — Interim Financial Reporting standard, in accordance with the applicable law and gives a true and fair view of the assets, liabilities, financial position and profit or loss of Portugal Telecom, SGPS S.A. and of the undertakings included in the consolidation as a whole;

•                  The interim management report includes a fair review, as an indication, of the important events occurred during the first half of 2011 and their impact on the interim financial statements, together with an accurate description of the principal risks and uncertainties for the second half of the financial year.

Lisbon, 30 August 2011

Henrique Granadeiro, Chairman of the Board of Directors

Zeinal Bava, Chief Executive Officer

Luís Pacheco de Melo, Executive Director, Chief Financial Officer

Alfredo José Silva de Oliveira Baptista, Executive Director

Carlos Alves Duarte, Executive Director

Pedro Humberto Monteiro Durão Leitão, Executive Director

Manuel Rosa da Siva, Executive Director

Shakhaf Wine, Executive Director

Otávio Marques de Azevedo, Non-Executive Director

Francisco Manuel Marques Bandeira, Non-Executive Director

José Guilherme Xavier de Basto, Non-Executive Director

João Manuel de Mello Franco, Non-Executive Director

Joaquim Anibal Brito Freixial de Goes, Non-Executive Director

Mário João de Matos Gomes, Non-Executive Director

Pedro Jereissati, Non-Executive Director

Gerald Stephen McGowan, Non-Executive Director

Rafael Luís Mora Funes, Non-Executive Director

Maria Helena Nazaré, Non-Executive Director

Amílcar Carlos Ferreira de Morais Pires, Non-Executive Director

Francisco Teixeira Pereira Soares, Non-Executive Director

Jorge Humberto Correia Tomé, Non-Executive Director

Paulo José Lopes Varela, Non-Executive Director

Milton Almicar Silva Vargas, Non-Executive Director

Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director

Consolidated financial statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE SIX AND THREE MONTH PERIODS ENDED 30 JUNE 2011 AND 2010

Euro

				Unaudited
	Notes	1H11	1H10 (restated)	2Q11	2Q10 (restated)
CONTINUING OPERATIONS REVENUES
Services rendered		2,547,914,484	1,741,554,362	1,711,141,022	882,538,499
Sales		58,809,064	71,999,412	34,984,934	40,482,970
Other revenues		62,075,800	26,842,736	51,555,324	10,496,478
	5	2,668,799,348	1,840,396,510	1,797,681,280	933,517,947

COSTS, LOSSES AND (INCOME)
Wages and salaries		459,360,527	306,844,441	302,589,746	157,208,763
Direct costs		416,903,473	275,431,728	292,044,624	141,729,299
Commercial costs		210,756,574	174,168,007	138,002,403	89,653,992
Supplies and external services		462,268,148	294,487,918	320,047,981	154,305,782
Indirect taxes		65,529,864	22,571,696	53,763,327	11,572,426
Provisions and adjustments		54,179,754	19,544,448	48,868,451	8,795,841
Depreciation and amortisation	14	564,434,474	349,690,367	368,074,507	177,284,284
Post retirement benefits costs	6	26,380,271	35,645,133	14,334,298	17,822,566
Curtailment costs	6	5,572,392	9,239,213	1,169,189	4,061,051
Losses (gains) on disposal of fixed assets, net		(132,751)	827,361	(46,580)	1,438,231
Other costs, net		7,086,780	10,560,578	4,272,174	6,069,729
		2,272,339,506	1,499,010,890	1,543,120,120	769,941,964
Income before financial results and taxes	5	396,459,842	341,385,620	254,561,160	163,575,983
FINANCIAL LOSSES AND (GAINS)
Net interest expenses	5 and 7	81,255,643	118,605,939	98,573,103	59,518,928
Equity in earnings of associated companies, net	5	(122,499,467)	(83,920,268)	(42,318,904)	(45,155,672)
Net other financial losses	5 and 8	69,472,889	12,180,114	27,565,887	7,302,786
		28,229,065	46,865,785	83,820,086	21,666,042
Income before taxes		368,230,777	294,519,835	170,741,074	141,909,941
Income taxes	5 and 9	101,778,952	26,523,670	53,810,824	(12,194,551)
Net income from continuing operations		266,451,825	267,996,165	116,930,250	154,104,492
DISCONTINUED OPERATIONS
Net income from discontinued operations	5 and 10	—	76,685,588	—	61,430,743
NET INCOME		266,451,825	344,681,753	116,930,250	215,535,235
Attributable to non-controlling interests		38,587,164	80,187,549	18,794,576	51,356,779
Attributable to equity holders of the parent	11	227,864,661	264,494,204	98,135,674	164,178,456

Earnings per share
Basic	11	0.26	0.30	0.11	0.19
Diluted	11	0.26	0.30	0.11	0.18

Earnings per share from continuing operations
Basic	11	0.26	0.25	0.11	0.14
Diluted	11	0.26	0.25	0.11	0.14

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX AND THREE MONTH PERIODS ENDED 30 JUNE 2011 AND 2010

				Unaudited
	Notes	1H11	1H10	2Q11	2Q10
Income (expenses) recognised directly in shareholders’ equity
Foreign currency translation adjustments
Translation of foreign operations (i)		(28,181,592)	622,276,539	82,632,930	417,394,066
Transferred to profit and loss (ii)		(37,794,036)	(31,940,853)	—	(31,940,853)
Post retirement benefits
Net actuarial gains (losses)	6	(776,036)	(143,201,263)	15,575,165	(140,750,376)
Tax effect	9	194,009	37,948,335	(3,893,791)	37,298,850
Hedge accounting of financial instruments
Change in fair value		1,626,455	(4,912,173)	(816,686)	(1,908,472)
Transferred to profit and loss		65,606	1,908,342	(808,409)	950,033
Tax effect		(448,396)	871,111	430,650	329,082
Other expenses recognised directly in shareholders’ equity, net (iii)		(14,854,216)	(3,596,017)	(14,717,680)	(4,112,335)
Income recognised in the income statement		(80,168,206)	479,354,021	78,402,179	277,259,995
Total income recognised		266,451,825	344,681,753	116,930,250	215,535,235
Attributable to non-controlling interests		186,283,619	824,035,774	195,332,429	492,795,230
Attributable to equity holders of the parent		31,590,833	232,305,527	25,127,411	149,961,780
		154,692,786	591,730,247	170,205,018	342,833,450

(i)

Losses recorded in the six months period ended 30 June 2011 are mainly related to the impact of the depreciation of the US Dollar against the Euro on the investments in Unitel and M TC, while gains recorded in the three months perio d ended 30 June 2011 are primarily explained by the impact of the appreciation of the Brazilian Real against the Euro on the investments in Oi and Contax. Gains recognized in the six and three month periods ended 30 June 2010 are basically related to the impact of the appreciation of the Brazilian Real against the Euro on Portugal Telecom’s former investment in B rasilcel (Euro 510 million and Euro 340 million, respectively), which was disposed of to Telefónica in September 2010.

(ii)

In the six months period ended 30 June 2011, this caption corresponds to the cumulative amount of foreign currency translation adjustments relating to the investment in UOL, which was reclassified to consolidated profit and loss upon the completion of the disposal of this investment in January 2011 (Note 13). In the six months period ended 30 June 2010, this caption corresponds to the transfer of a portion of accumulated foreign currency translation adjustments related to Portugal Telecom’s former investment in Brasilcel, following a repayment of part of this investment through share capital reductions occurred in this period at this company (Note 10).

(iii)

In the six and three month periods ended 30 June 2011 and 2010, this caption includes Euro 10 million and Euro 4 million, respectively, corresponding to the tax effect on dividends received from own shares recorded under equity swap contracts, relating to the dividends paid by Portugal Telecom in June 2011 and May 2010.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 JUNE 2011 AND 31 DECEMBER 2010

Euro

	Notes	30 Jun 2011	31 Dec 2010
ASSETS
Current Assets
Cash and cash equivalents		2,863,057,052	4,764,732,734
Short-term investments		641,994,360	341,772,444
Accounts receivable		3,902,738,283	3,384,124,217
Inventories		132,191,881	101,515,755
Taxes receivable		295,489,759	37,545,321
Prepaid expenses		121,258,676	39,617,800
Judicial deposits	12	216,470,177	—
Other current assets		57,042,474	25,647,001
Non-current assets held for sale	13	223,412,594	160,448,046
Total current assets		8,453,655,256	8,855,403,318
Non-Current Assets
Accounts receivable		8,117,681	19,113,062
Financial investments		433,381,898	379,198,216
Intangible assets	14	4,918,809,523	1,111,692,584
Tangible assets	14	6,402,409,535	3,874,613,414
Post retirement benefits	6	12,959,589	1,927,991
Deferred taxes	9	1,287,525,237	653,075,198
Judicial deposits	12	829,914,709	—
Other non-current assets		314,032,259	274,908,378
Total non-current assets		14,207,150,431	6,314,528,843
Total assets		22,660,805,687	15,169,932,161
LIABILITIES
Current Liabilities
Short-term debt	15	3,413,602,306	951,921,279
Accounts payable		1,018,439,706	711,489,295
Accrued expenses		786,119,686	558,974,927
Deferred income		285,031,697	287,808,093
Taxes payable		422,197,234	57,410,840
Provisions	16	300,817,345	87,683,131
Other current liabilities		238,857,550	28,391,592
Non-current liabilities held for sale	13	79,114,776	—
Total current liabilities		6,544,180,300	2,683,679,157
Non-Current Liabilities
Medium and long-term debt	15	8,966,317,173	6,254,380,288
Taxes payable		304,619,562	3,805,301
Provisions	16	647,890,280	40,947,202
Post retirement benefits	6	974,901,979	968,792,596
Deferred taxes	9	647,694,872	311,597,337
Other non-current liabilities		474,427,985	297,585,145
Total non-current liabilities		12,015,851,851	7,877,107,869
Total liabilities		18,560,032,151	10,560,787,026
SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375
Treasury shares		(326,382,864)	(178,071,827)
Legal reserve		6,773,139	6,773,139
Reserve for treasury shares		6,970,320	6,970,320
Revaluation reserve		671,835,775	693,283,402
Other reserves and accumulated earnings		2,894,751,245	3,836,598,153
Equity excluding non-controlling interests		3,280,842,990	4,392,448,562
Non-controlling interests		819,930,546	216,696,573
Total equity		4,100,773,536	4,609,145,135
Total liabilities and shareholders’ equity		22,660,805,687	15,169,932,161

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2010 AND 2011

Euro

				Reserve for		Other reserves	Equity excluding
	Share	Treasury	Legal	treasury	Revaluation	and accumulated	non-controlling	Non-controlling	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2009	26,895,375	(178,071,827)	6,773,139	6,970,320	722,108,135	733,636,104	1,318,311,246	1,069,135,212	2,387,446,458
Dividends	—	—	—	—	—	(503,626,688)	(503,626,688)	(34,263,542)	(537,890,230)
Acquisitions, disposals and share capital increases	—	—	—	—	—	—	—	8,666,366	8,666,366
Tax effect on equity component of exchangeable bonds	—	—	—	—	—	(15,143,542)	(15,143,542)	—	(15,143,542)
Realization of revaluation reserve	—	—	—	—	(21,576,374)	21,576,374	—	—	—
Income recognized directly in equity	—	—	—	—	—	327,236,043	327,236,043	152,117,978	479,354,021
Income recognized in the income statement	—	—	—	—	—	264,494,204	264,494,204	80,187,549	344,681,753
Balance as at 30 June 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	700,531,761	828,172,495	1,391,271,263	1,275,843,563	2,667,114,826

Euro

				Reserve for		Other reserves	Equity excluding
	Share	Treasury	Legal	treasury	Revaluation	and accumulated	non-controlling	Non-controlling	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	693,283,402	3,836,598,153	4,392,448,562	216,696,573	4,609,145,135
Dividends (Notes 11 and 17.i)	—	—	—	—	—	(1,117,987,321)	(1,117,987,321)	(51,699,524)	(1,169,686,845)
Change in the consolidation perimeter (Note 2)	—	—	—	—	—	—	—	709,690,052	709,690,052
Portugal Telecom’s shares acquired by Oi (Note 2)	—	(148,311,037)	—	—	—	—	(148,311,037)	—	(148,311,037)
Share distribution and redemption of Brasil Telecom shares (Note 1)	—	—	—	—	—	—	—	(86,347,388)	(86,347,388)
Realization of revaluation reserve	—	—	—	—	(21,447,627)	21,447,627	—	—	—
Income recognized directly in equity	—	—	—	—	—	(73,171,875)	(73,171,875)	(6,996,331)	(80,168,206)
Income recognized in the income statement	—	—	—	—	—	227,864,661	227,864,661	38,587,164	266,451,825
Balance as at 30 June 2011	26,895,375	(326,382,864)	6,773,139	6,970,320	671,835,775	2,894,751,245	3,280,842,990	819,930,546	4,100,773,536

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2011 AND 2010

Euro

	Notes	1H11	1H10 (restated)

OPERATING ACTIVITIES
Collections from clients		2,997,086,514	2,057,970,577
Payments to suppliers		(1,251,022,562)	(1,050,989,384)
Payments to employees		(473,464,218)	(307,827,891)
Payments relating to income taxes	17.b	(78,374,063)	(40,292,730)
Payments relating to post retirement benefits, net	6	(90,595,439)	(33,443,025)
Payments relating to indirect taxes and other		(312,941,769)	(114,463,277)
Cash flows from operating activities from continuing operations	17.a	790,688,463	510,954,270
Cash flows from operating activities from discontinued operations	10	—	390,299,183
Cash flows from operating activities (1)		790,688,463	901,253,453

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	17.c	83,237,258	5,581,250
Financial investments	17.d	155,615,965	1,440,176
Tangible and intangible assets		3,441,219	7,197,482
Interest and related income	17.e	180,421,884	16,654,658
Dividends	17.f	146,785,323	52,784,424
Other investing activities		3,685,832	462,092
		573,187,481	84,120,082
Payments resulting from:
Short-term financial applications	17.c	(383,459,173)	(1,259,500)
Financial investments	17.g	(2,073,491,105)	(114,962)
Tangible and intangible assets		(544,179,746)	(423,130,400)
Other investing activities	17.g	(30,486,979)	—
		(3,031,617,003)	(424,504,862)
Cash flows from investing activities related to continuing operations		(2,458,429,522)	(340,384,780)
Cash flows from investing activities related to discontinued operations	10	—	(54,025,742)
Cash flows from investing activities (2)		(2,458,429,522)	(394,410,522)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	17.h	3,229,564,575	11,412,290,915
Subsidies		280,585	1,522,176
Other financing activities		169,032	122,475
		3,230,014,192	11,413,935,566
Payments resulting from:
Loans repaid	17.h	(1,854,831,760)	(10,433,364,610)
Interest and related expenses		(350,452,805)	(182,086,852)
Dividends	17.i	(1,164,342,830)	(529,590,881)
Acquisition of treasury shares	17.j	(86,820,445)	—
Other financing activities	17.k	(21,243,502)	(5,930,382)
		(3,477,691,342)	(11,150,972,725)
Cash flows from financing activities related to continuing operations		(247,677,150)	262,962,841
Cash flows from financing activities related to discontinued operations	10	—	(285,625,869)
Cash flows from financing activities (3)		(247,677,150)	(22,663,028)

Cash and cash equivalents at the beginning of the period		4,764,732,734	1,449,516,549
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(1,915,418,209)	484,179,903
Effect of exchange differences		16,715,545	47,400,397
Cash and cash equivalents of non-current assets held for sale	13	(2,973,018)	—
Cash and cash equivalents at the end of the period		2,863,057,052	1,981,096,849

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements as at 30 June 2011

(Amounts stated in Euros, except where otherwise mentioned)

1.                  Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries or regions, including Africa.

On 28 March 2011, Portugal Telecom concluded the acquisition process of the investments in Oi and Contax and the agreements with the controlling shareholders of these companies, for a total cash consideration of R$8,437 million (Note 2).

Telemar Norte Leste, S.A. (“Telemar”), which uses the brand named Oi, is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients. Following the share capital increases undertaken on 28 March 2011 by Telemar Participações, S.A. (“Telemar Participações”), Tele Norte Leste Participações, S.A. (“TNL”) and Telemar, Portugal Telecom acquired on that date a direct and indirect stake of 25.3% in Telemar for a total cash consideration of R$ 8.32 billion (Euro 3.68 billion). Under the terms of this acquisition, Portugal Telecom shares the power to govern the financial and operating policies of these companies, resulting in the proportional consolidation of its direct and indirect stake in Telemar Participações (25.6%), which fully consolidates TNL and Telemar. This transaction was completed following the Memorandum of Understanding entered into, on 28 July 2010, by Portugal Telecom with Andrade Gutierrez Participações, S.A. (“AG”) and LF Tel, S.A. (“LF”), two of the main shareholders of Telemar Participações, which sets the principles for the development of a strategic partnership between Portugal Telecom and Oi Group.

The purpose of the strategic partnership between Portugal Telecom and Oi is to develop a global telecommunications platform that will allow for cooperation in diverse areas, with a view to, among other things, sharing best practices, achieving economies of scale, implementing research and development initiatives, developing new technologies, expanding internationally, particularly in Latin America and Africa, diversifying the services provided to customers, maximizing synergies and reducing costs, and seeking to offer constant high quality services to our corporate and individual customers, while creating and adding value for our shareholders.

Under the strategic partnership between Portugal Telecom and Oi, it is envisaged that, amongst other purposes, Oi would use part of the proceeds received from the share capital increase mentioned above to acquire up to 10% of the outstanding shares of Portugal Telecom. Up to 30 June 2011, Oi acquired 62,755,860 shares of Portugal Telecom (Note 11), representing 7% of outstanding shares. As mentioned below, Portugal Telecom’s share in this investment was classified as treasury shares in its Consolidated Statement of Financial Position and amounted to Euro 148 million as at 30 June 2011, including Euro 61 million (Note 2) related to shares acquired before the end of March 2011 and Euro 87 million (Note 17.j) related to shares acquired during the second quarter of 2011.

Additionally, on 28 March 2011, Portugal Telecom concluded the acquisition of a 16.2% stake in CTX Participações S.A. (“CTX”) for a consideration of R$ 116 million (Euro 50 million). CTX is the controlling shareholder of and fully consolidates Contax, S.A. (“Contax”), one of the leading corporate services company and the leader in contact centre services in Brazil. As a result of this acquisition, Portugal Telecom acquired a direct (16.2%) and indirect stake (25.8%, via AG and LF) of 42.0% in CTX and an indirect stake of 14.1% in Contax. CTX, which controls and fully consolidates Contax, is proportionally consolidated in Portugal Telecom’s financial statements, considering the corporate governance rights attributed to Portugal Telecom under the shareholders agreements entered into by the Company.

The Contax transaction was not completed by the end of March 2011, as the final step of this transaction, which includes the acquisition of Dedic/GPTI (Portugal Telecom’s Business Process Outsourcing provider) by Contax, was in progress. With this purpose, on 1 July 2011, the Board of Directors and the Shareholders’ Meetings of Dedic, CTX and Contax approved the following operations, as a result of which Portugal Telecom’s direct and indirect stakes in CTX and Contax was increased from 42.0% to 44.0% and from 14.1% to 19.5%, respectively : (1) the exchange of Portugal Telecom’s investment in Dedic/GPTI for a 7.6% stake in Contax; (2) the exchange of a 1.3% stake in Contax held by Portugal Telecom for an additional 3.7% stake in CTX; and (3) the disposal by Portugal Telecom to CTX of a 2.0% stake in Contax for a total amount of R$49.7 million. Considering the completion of these operations, Portugal Telecom classified assets and liabilities related to Dedic/GPTI business as held for sale as at 30 June 2011 (Note 13).

In April 2011, moving ahead with its internationalization strategy, Contax completed the acquisition of 100% of Allus Global BPO Center (“Allus”) for an amount of R$245 million. Consequently, the results of Contax, which are proportionally consolidated in Portugal Telecom’s Income Statement as from 1 April 2011, include the full consolidation of the results of Allus as from 1 May 2011. Allus is one of the largest contact center service providers in Latin America, with operations in Argentina, Colombia and Peru and commercial activities in the United States and Spain. With this acquisition, Contax took an important step towards becoming one of the most complete global BPO (Business Process Outsourcing) providers, dedicated to supporting its clients throughout their entire customer relationship chain.

On 24 May 2011, in a pre-meeting of the shareholders of Telemar Participações, in accordance with the terms of the Shareholders Agreement of this company, its shareholders approved to instruct the managements of Telemar Participações and of each of its controlled companies TNL, Telemar, Coari Participações (“Coari”) and Brasil Telecom (together “Oi Companies”) to conduct the relevant analysis and implement the required procedures for the execution of a corporate reorganization of the Oi companies (the “Corporate Reorganization”). Regarding this corporate reorganization, it should be mentioned the following:

•             The main steps necessary to conclude this corporate reorganization include:

(a)   The share exchange of newly issued shares of Coari in exchange for currently outstanding shares issued by Telemar, resulting in Telemar becoming a wholly-owned subsidiary of Coari;

(b)   The merger of Coari into Brasil Telecom, with Coari ceasing to exist;

(c)   The merger of TNL into Brasil Telecom, with TNL ceasing to exist; and

(d)   The distribution of redeemable shares of Brasil Telecom exclusively to holders of Brasil Telecom prior to the merger, with cash redemption of such shares to be made immediately after their issuance for an amount of R$1,502 million, which shall be reflected in the calculation of the exchange ratios. Considering the commitment underlying these operations, Brasil Telecom recognized this amount payable to its shareholders as at 30 June 2011, including R$740 million payable to its controlling shareholder Coari Participações (49,3%), which is fully owned by Telemar, and R$ 762 million payable to non-controlling interests. Consequently, Portugal Telecom proportionally consolidated the liability related to non-controlling interests amounting to Euro 86 million, which was included under the caption “Other current liabilities”.

Following these operations, Brasil Telecom, which shall be renamed Oi, S.A., will consolidate all of the current equity interests of the Oi Companies, and will be the only of the Oi Companies to have its shares listed on the stock exchange.

•             The main benefits associated with this reorganization include, among other things, simplifying the corporate structure of the Oi Companies, consolidating the Oi Companies’ shareholders bases, significantly increasing the liquidity of the shares of the Oi Companies, consolidating the Oi Companies’ balance sheets allowing for the definition of a long term dividend policy and reducing operational, administrative and financial costs.

•             In order to conclude this corporate reorganization, TNL, Telemar and Brasil Telecom constituted Special Independent Committees, each of which will negotiate the conditions of the transactions involving its company, including the definition of the exchange ratios, and submit its recommendations to the Board of Directors of each company.

•             On 1 August 2011, as a result of the analysis made by each independent committee individually and the negotiations held between all, the independent committees informed the president of the Board of Directors of each of those companies about the exchange ratios recommended that the Oi Companies’ respective Board of Directors should adopt in relation to the mergers of Coari and TNL into Brasil Telecom.

•             The shareholders meetings of Brasil Telecom, TNL, Coari and Telemar that will vote on the transactions described above are expected to be convened in order to be held during the fourth quarter of 2011.

During the year 2010, Vivo was classified as a discontinued operation following the agreement reached by Portugal Telecom with Telefónica on 28 July 2010 for the disposal of its 50% stake in Brasilcel, which was completed in September 2010. Consequently, financial information relating to this business was restated to be presented as a discontinued operation.

The accompanying consolidated financial statements were approved by the Board of Directors and authorized for issue on 30 August 2011.

2.                  Basis of presentation

These consolidated financial statements have been prepared in accordance with International Accounting Standard Nº. 34 “IAS 34 Interim Financial Reporting”. These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2010. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

The consolidation principles followed in the preparation of these interim financial statements are the same as were applied in the preparation of the last annual consolidated financial statements.

Changes in the consolidation perimeter

The main changes in the consolidation perimeter relate to the acquisition of direct and indirect stakes in Telemar and Contax, completed on 28 March 2011, following which Portugal Telecom proportionally consolidated its assets and liabilities as from 31 March 2011 and its results as from 1 April 2011, as explained above. The investment in Telemar was realized through the acquisition of a direct stake in this company and indirectly through the acquisition of stakes in the share capital of its controlling shareholders, while the investment in Contax was realized indirectly through the acquisition of a stake in the share capital of CTX. The investments in Telemar and Contax were acquired through subsidiaries Bratel Brasil, S.A. and Portugal Telecom Brasil, S.A., respectively, and were structured as follows as at 28 March 2011(acquisition date):

				Stake as at 28 March 2011 (a)
Company	Notes	Head office	Activity	Direct	Effective
PASA Participações, S.A.		Belo Horizonte	Management of investments.	Bratel Brasil, S.A. (35.0%)	35.0%

EDSP75 Participações, S.A.		São Paulo	Management of investments.	Bratel Brasil, S.A. (35.0%)	35.0%

AG Telecom Participações, S.A.		Belo Horizonte	Management of investments.	PASA Participações, S.A. (100%)	35.0%

Luxemburgo Participações, S.A.		Belo Horizonte	Management of investments.	AG Telecom Participações, S.A. (100%)	35.0%

LF Tel, S.A.		São Paulo	Management of investments.	EDSP75 Participações, S.A. (100%)	35.0%

Telemar Participações, S.A.	(b)	Rio de Janeiro	Management of investments.	Bratel Brasil, S.A. (12.1%); AG Telecom Participações, S.A. (12.9%); Luxemburgo Participações, S.A. (6.5%); LF Tel, S.A. (19.4%)	25.6%

Tele Norte Leste Participações, S.A.	(c)	Rio de Janeiro	Management of investments.	Bratel Brasil, S.A. (10.5%); Luxemburgo Participações, S.A. (2.4%); LF Tel, S.A. (2.4%); Telemar Participações (22.2%)	17.9%

Telemar Norte Leste, S.A.	(d)	Rio de Janeiro	Provider of telecommunications services in Brazil.	Bratel Brasil, S.A. (9.4%); Luxemburgo Participações, S.A. (3.3%); LF Tel, S.A. (3.3%); Telemar Participações (3.8%); TNL (70.5%)	25.3%

CTX Participações, S.A.	(b)	Rio de Janeiro	Management of investments.	Portugal Telecom Brasil, S.A. (16.2%); AG Telecom Participações, S.A. (25.4%); Luxemburgo Participações, S.A. (11.4%); LF Tel, S.A. (36.8%)	42.0%

Contax Participações, S.A.	(e)	Rio de Janeiro	Management of investments.	CTX Participações (33.5%)	14.1%

Contax, S.A.		Rio de Janeiro	Call center services.	Contax Participações (100%)	14.1%

(a)

There were no relevant changes in the ownership structures of Telemar and Contax between the acquisition date of these investments (28 March 2011) and the date of the Consolidated Statement of Financial Position (30 June 2011).

(b)

Under the terms of the acquisition of the stakes in Oi and Contax and of the agreements entered into with its controlling shareholders, Portugal Telecom shares the power to govern the financial and operating policies, resulting in the proportional consolidation of Portugal Telecom’s direct and indirect stakes in Telemar Participações (25.6%), which fully consolidates TNL, Telemar and all its subsidiaries, and in CTX (42.0%), which fully consolidates Contax Participações, Contax and its subsidiaries.

(c)	The voting rights of Telemar Participações in TNL are 56.4%.

(d)	The voting rights of TNL in Telemar are 98.0%.

(e)	The voting rights of CTX in Contax are 69.3%.

Oi Group is the leading provider of telecommunication services in the Brazilian market, providing these services through Telemar and its subsidiaries, as follows:

•             Telemar renders fixed telephone services in Region I of Brazil;

•             TNL PCS, S.A. renders mobile telephone services in Regions I and III of Brazil (99.7% owned by Telemar);

•             Brasil Telecom, S.A. (“Brasil Telecom”) renders fixed telephone services in Region II of Brazil (49.3% indirectly owned by Telemar, with voting rights of 79.6%);

•             14 Brasil Telecom Celular, S.A. renders mobile telephone services in Region II of Brazil (100% owned by Brasil Telecom);

•             Several other companies, including holding companies and others rendering network services, data traffic services, financial services, services related to payment and credit systems and call center and telemarketing services.

The Company is currently in the process of assessing the fair value of the net assets acquired under this business combination and, consequently, on a preliminary basis, allocated the difference between the purchase price and the carrying value of net assets acquired to goodwill. Although IFRS 3 Business Combinations allows this process to be completed within one year from acquisition date, Portugal Telecom estimates to conclude this process up to 31 December 2011 and any fair value adjustments to be recorded under this purchase price allocation shall be recognized as of 1 April.

The detail of the net assets proportionally consolidated in Portugal Telecom’s Statement of Financial Position related to Telemar (25.6%), Contax (42.0%) and its controlling shareholders and the goodwill recorded on a preliminary basis in connection with the transaction mentioned above is as follows:

Million

	28 Mar 2011 (acquisition date) (i)		31 Mar 2011 (i)
	Brazilian Reais	Euro	Euro
Assets	21,412	9,461	9,286
Cash and cash equivalents (Note 17)	3,911	1,728	1,696
Current accounts receivable	1,793	792	778
Current taxes receivable	691	305	300
Current judicial deposits (Note 12)	479	212	208
Tangible assets (Note 14)	6,069	2,681	2,632
Intangible assets (Note 14)	4,693	2,073	2,035
Deferred taxes (Note 9)	1,508	666	654
Non-current judicial deposits (Note 12)	1,790	791	776
Post retirement benefits (Note 6)	25	11	11
Other (ii)	454	201	197
Liabilities	15,578	6,882	6,756
Short-term debt (Note 15)	1,513	668	656
Current accounts payable	938	414	407
Current accrued expenses	845	374	367
Current taxes payable	733	324	318
Current provisions (Note 16)	492	217	213
Medium and long-term debt (Note 15)	7,131	3,150	3,092
Non-current taxes payable (iii)	719	317	312
Non-current provisions (Note 16)	1,422	628	617
Post retirement benefits (Note 6)	146	64	63
Deferred taxes (Note 9)	815	360	353
Other (iv)	825	364	358
Net assets acquired	5,834	2,579	2,530
Non-controlling interests	1,636	723	710
Sub-total	4,197	1,856	1,820
Treasury shares acquired (Note 1) (v)	142	61	61
Sub-total	4,339	1,917	1,882
Goodwill (Note 14)	4,098	1,810	1,777
Acquisition price (Note 17)	8,437	3,728	n.a.

(i)

The amounts as at 28 March 2011 correspond to the net assets acquired as at the acquisition date, while the amounts as at 31 March 2011 relate to the net assets proportionally consolidated for the first time in Portugal Telecom’s Statement of Financial Position. The difference between these amounts corresponds to changes in exchange rates and was recognised directly in shareholders’ equity and included in the Consolidated Statement of Comprehensive Income under the caption “Foreign currency translation adjustments”.

(ii)	This caption includes primarily prepaid expenses and non-current taxes receivable.

(iii)

Non-current taxes payable mainly relate to federal tax partial payment programmes in place in Brazil, under which companies enrolled a substantial portion of their tax debt to the National Treasury and the National Social Security Institute (“INSS”) past due up to 30 November 2008.

(iv)

This caption includes primarily (1) dividends payable, which are included under the caption “Other current liabilities”, (2) non-current accounts payable, namely related to licenses payable to Anatel, which are included under the caption “Other non-current liabilities”, and (3) deferred income.

(v)

As at 31 March 2011, Oi had a 3.1% stake in Portugal Telecom, acquired by the end of March 2011. This investment was recorded as treasury shares under Portugal Telecom’s Consolidated Statement of Financial Position. This acquisition was made in connection with the strategic partnership entered into between Portugal Telecom and Oi (Note 1).

The contribution of Oi, Contax and their controlling holdings for Portugal Telecom’s net income in the six and three month periods ended 30 June 2011 was Euro 21 million, detailed as follows:

Euro

REVENUES	925,079,422
COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	150,406,267
Direct costs	172,836,192
Commercial costs	51,505,355
Supplies and external services and other expenses	170,088,217
Indirect taxes	43,135,965
Provisions and adjustments	45,403,117
Depreciation and amortisation (Note 14)	170,885,436
Post retirement benefits, net (Note 6)	1,575,627
Other costs, net	3,283,007
Income before financial results and taxes	115,960,239
Net interest expenses (Note 7)	49,341,749
Net other financial expenses	16,874,169
Income before taxes	49,744,321
Income taxes (Note 9)	28,220,850
Net income (before minority interests)	21,523,471
Income attributable to non-controlling interests	335,665
Net income	21,187,806

The pro-forma of Portugal Telecom’s consolidated operating revenues and net income before minority interests for the six months period ended 30 June 2011 as if Oi, Contax and their controlling holdings had been proportionally consolidated as from 1 January 2011 is as follows:

Euro million

	Reported	Oi and	Pro-forma
	figures	Contax effect	information
Operating revenues	2,669	890	3,559
Net income (before minoritty interests)	266	(65)	202

The investment in Allus, which was acquired in April 2011 through Contax for an amount of R$245 million (R$103 million corresponding to the stake proportionally consolidated by Portugal Telecom), was proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 30 April 2011. The detail of the net assets proportionally consolidated as at 30 April 2011 and the goodwill recorded on a preliminary basis in connection with this transaction is as follows:

Million

	Brazilian Reais	Euro
Assets	105	45
Current assets	37	16
Tangible assets (Note 14)	15	6
Intangible assets (Note 14)	47	20
Other	6	2
Liabilities	44	19
Current liabilities	33	14
Medium and long-term debt	11	5
Other	1	0
Net assets acquired	60	26
Goodwill (Note 14)	43	18
Acquisition price (Note 17.g)	103	44

In addition, in 2010, Vivo was classified as a discontinued operation following the agreement reached by Portugal Telecom with Telefónica on 28 July 2010 for the disposal of its 50% stake in Brasilcel, which was completed in September 2010. Consequently, financial information relating to this business was restated to be presented as a discontinued operation.

Except for the changes mentioned above, there are no other relevant changes in the consolidation Group that occurred during the six months period ended 30 June 2011.

3.                  Accounting policies, judgments and estimates

The accounting policies, judgments and estimates applied in these interim consolidated financial statements are consistent with those applied in Portugal Telecom’s last annual financial statements, despite these interim financial statements include certain accounting policies, judgments and estimates related to the proportional consolidation of Oi and Contax which were not applicable as at 31 December 2010.

The following standards, revised standards or interpretations became effective during the six months period ended 30 June 2011, although their adoption had no impact in Portugal Telecom’s financial statements:

•             Amendments to IAS 24 Related Party Disclosures;

•             Amendments to IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction;

•             IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments;

•             Amendments to IFRS 1 First Time Adoption of IFRS;

•             Amendments to IAS 32 Financial Instruments; and

•             Amendments to IFRS 7 Financial Instruments: Disclosures.

In 2011, the International Accounting Standards Board (“IASB”) issued the following new standards, which were not yet adopted by Portugal Telecom as they were not yet endorsed by the European Union and their application is only required in subsequent periods:

•             On 12 May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 replaces the consolidation requirements in SIC 12 Consolidation — Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The Company is accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013;

•             On 12 May 2011, the IASB issued IFRS 11 Joint Arrangements, which classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity) and requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. This standard, which supersedes IAS 31 Interest in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Ventures, is effective for annual periods beginning on or after 1 January 2013. Upon the adoption of this new standard, Portugal Telecom will not proportionally consolidate its investments in Oi and Contax;

•             On 12 May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which is applicable to entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities, establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. In accordance with this standard, an entity should disclose information that helps users of its financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial statements. The Company is accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013;

•             On 12 May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. The Company is accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013;

•             Following the changes mentioned above, the standards IAS 27 Consolidated and Separate Financial Statements and IAS 28 Investments in Associates were revised accordingly;

•             On 16 June 2011, the IASB issued amendments to IAS 19 Employee Benefits, which include primarily: (i) the elimination of an option to defer the recognition of actuarial gains and losses, known as the ‘corridor method’; (ii) streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income, thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations; and (iii) enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. This standard is effective for annual periods beginning on or after 1 January 2013. The Company is accessing the impacts resulting from the adoption of this revised standard, although it should be mentioned that Portugal Telecom recognizes actuarial gains and losses directly in shareholders’ equity.

4.                  Exchange rates

As at 30 June 2011 and 31 December 2010, assets and liabilities denominated in Brazilian Reais were translated to Euros using the exchange rates of 2.2601 and 2.2177 Brazilian Reais to the Euro, respectively. During the six month periods ended 30 June 2011 and 2010, the income statements of subsidiaries expressed in Brazilian Reais were translated to Euros using the average exchange rates of 2.2879 and 2.3839 Brazilian Reais to the Euro, respectively.

5.                  Segment reporting

Following the acquisition of the investments in Oi and Contax, which results were proportionally consolidated as from 1 April 2011, Portugal Telecom included one additional segment named Oi, which includes the holding company TNL and Telemar Norte Leste and its subsidiaries. Therefore, for the six months period ended 30 June 2011, the identification of the operating segments is as follows: (i) Wireline in Portugal (including Retail, Wholesale and Data & Corporate); (ii) Mobile in Portugal (TMN); and (iii) Oi (Brazil).

In the six and three month periods ended 30 June 2011 and 2010, revenues by operating segment and its contribution to the Group’s consolidated revenues were as follows:

Euro

	1H11			1H10
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Wireline in Portugal (i)	917,383,072	(75,030,906)	842,352,166	970,988,722	(78,151,816)	892,836,906
Mobile in Portugal - TMN (ii)	609,710,317	(19,347,227)	590,363,090	689,493,440	(27,040,174)	662,453,266
Oi (Brazil) (iii)	832,270,773	(1,104,537)	831,166,236	—	—	—
Revenues relating to other businesses (iv)	670,240,596	(265,322,740)	404,917,856	500,669,742	(215,563,404)	285,106,338
Group consolidated revenues			2,668,799,348			1,840,396,510

Euro

	2Q11			2Q10
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Wireline in Portugal (i)	461,228,946	(39,089,431)	422,139,515	482,833,393	(38,837,100)	443,996,293
Mobile in Portugal - TMN (ii)	306,696,002	(8,915,179)	297,780,823	343,599,556	(13,966,353)	329,633,203
Oi (Brazil) (iii)	832,270,773	(1,104,537)	831,166,236	—	—	—
Revenues relating to other businesses (iv)	402,450,180	(155,855,474)	246,594,706	268,780,734	(108,892,283)	159,888,451
Group consolidated revenues			1,797,681,280			933,517,947

(i)           The reduction in wireline’s revenues in the six and three month periods ended 30 June 2011, as compared to the same periods of last year, is primarily explained by: (1) lower data and corporate revenues, mainly as a result of the reduction of structural projects by the public administration; (2) a decline in wholesale revenues, which were affected by the decrease in traffic and lease lines revenues; (3) the decline of the directories business on the back of a secular downwards trend; and (4) a reduction in sales, reflecting the termination of the public administration project mentioned above. These effects more than offset the significant increase in pay-TV and retail broadband revenues.

(ii)        The reduction in TMN’s revenues in the six and three month periods ended 30 June 2011, as compared to the same periods of last year, is primarily explained by: (1) lower customer revenues, reflecting mainly the increase in the Value Added Tax by 3pp and increased penetration of on-net flat-fee prepaid tariff plans; (2) lower interconnection revenues, mostly as a result of the negative impact of mobile termination rates; and (3) lower equipment sales.

(iii)     As mentioned in Note 1, the results of Oi were proportionally consolidated as from 1 April 2011.

(iv)    The increase in revenues relating to other businesses in the six and three month periods ended 30 June 2011 mainly relates to improved revenue performance of MTC (mobile operator in Namibia) and Timor Telecom, and also includes the impacts of the consolidation of Contax as from 1 April 2011 (Euro 94 million) and GPTI as from 1 March 2010 (Euro 12 million).

In the six and three month periods ended 30 June 2011 and 2010, the reconciliation between income before financial results and taxes relating to operating segments and the Group’s consolidated net income is as follows:

Euro

	1H11	1H10	2Q11	2Q10
Income before financial results and taxes relating to operating segments:
Wireline in Portugal (i)	96,644,318	111,730,269	48,734,639	52,218,476
Mobile in Portugal - TMN (ii)	184,066,581	221,453,130	92,738,577	111,591,913
Oi (Brazil) (iii)	119,164,936	—	119,164,936	—
Income before financial results and taxes relating to other businesses	(3,415,993)	8,202,221	(6,076,992)	(234,406)
Income before financial results and taxes	396,459,842	341,385,620	254,561,160	163,575,983
Financial gains and (losses):
Net interest expenses (Note 7)	(81,255,643)	(118,605,939)	(98,573,103)	(59,518,928)
Equity in earnings of associated companies, net (iv)	122,499,467	83,920,268	42,318,904	45,155,672
Net other financial losses (Note 8)	(69,472,889)	(12,180,114)	(27,565,887)	(7,302,786)
Income taxes (Note 9)	(101,778,952)	(26,523,670)	(53,810,824)	12,194,551
Net income from continuing operations	266,451,825	267,996,165	116,930,250	154,104,492
Net income from discontinued operations (Note 10)	—	76,685,588	—	61,430,743
Net income	266,451,825	344,681,753	116,930,250	215,535,235

(i)           The decrease occurred in this caption In the six and three month periods ended 30 June 2011, as compared to the same periods of last year, primarily relates to higher depreciation and amortization expenses associated with the investments in the roll out of the IPTV service. This effect was partially offset by lower post retirement benefits costs, primarily explained  by the transfer to the Portuguese State of the unfunded regulatory pension obligations, completed in December 2010, as explained in Note 6.

(ii)        The reduction in TMN’s income before financial results and taxes in the six and three month periods ended 30 June 2011 was affected by the decrease in net service revenues (service revenues minus direct costs), notwithstanding the cost cutting implemented at TMN in 2011, which led to a reduction in other operating expenses.

(iii)     As mentioned in Note 1, the results of Oi were proportionally consolidated as from 1 April 2011.

(iv)    In the six months period ended 30 June 2011, this caption includes a gain of Euro 38 million related to the completion of the disposal of the investment in UOL (Note 13). Adjusting for this effect and Portugal Telecom’s share in the earnings of UOL in the six months period ended 30 June 2010 (Euro 10 million), equity in earnings of associated companies would have amounted to Euro 85 million and Euro 74 million in the six month periods ended 30 June 2011 and 2010, respectively, reflecting primarily the improvement in the earnings of Unitel notwithstanding the depreciation of the local currency.

In the six and three month periods ended 30 June 2011 and 2010, capital expenditures by operating segment and their reconciliation to the consolidated capital expenditures are as follows (Note 14):

Euro

	1H11	1H10	2Q11	2Q10
Wireline in Portugal	194,048,860	212,060,769	111,635,685	99,675,663
Mobile in Portugal - TMN	56,834,200	52,560,539	37,879,258	29,067,844
Oi (Brazil)	116,633,660	—	116,633,660	—
Other businesses	50,467,676	47,523,782	29,630,331	20,401,164
	417,984,396	312,145,090	295,778,934	149,144,671

The change in capital expenditures in the six and three month periods ended 30 June 2011, as compared to the same periods of last year, reflects primarily the following effects:

•             A reduction in the wireline business in Portugal during the six months period ended 30 June 2011, reflecting (1) lower capital expenditures per new customers related to pay-TV services, (2) lower infrastructure-related capital expenditures following the significant efforts in the FTTH coverage undertaken in 2009 and 2010, and (3) lower investment in legacy infrastructure, following the FTTH rollout;

•             An increase at TMN primarily explained by investments (1) in the replacement of 2G equipment by LTE (4G) enabled equipment and (2) in existing 3G and 3.5G networks, namely in the urban areas;

•             The proportional consolidation of the Oi’s capital expenditures (Euro 117 million) as from 1 April 2011;

•             An increase in capital expenditures of other businesses, reflecting primarily the proportional consolidation of Contax’s capital expenditures as from 1 April 2011 (Euro 7 million) and higher capital expenditures of other international operations such as MTC, CST and Timor Telecom. These effects were partially offset by a reduction at Dedic, explained by the significant investments made in the three months period ended 31 March 2010 for the construction of new sites.

6.                  Post retirement benefits

As at 30 June 2011, the Company did not obtain an actuarial valuation to recognize post retirement benefits and therefore costs recorded during the six and three month periods ended 30 June 2011 are based on the 31 December 2010 actuarial studies, adjusted only by curtailment costs incurred during that periods.

As at 30 June 2011, the projected post retirement benefits obligations (PBO) from Portuguese operations, which relate to pension complements and healthcare benefits, totaled Euro 436 million and the market value of assets under management amounted to Euro 409 million, as compared to Euro 472 million and Euro 448 million as at 31 December 2010, respectively. In addition, Portugal Telecom had liabilities with salaries payable to suspended and pre-retired employees amounting to Euro 863 million as at 30 June 2011, as compared to Euro 924 million as at 31 December 2010, which are not subject to any legal funding requirement. These salaries are paid on monthly basis directly by Portugal Telecom to beneficiaries until retirement age. As at 30 June 2011, Portugal

Telecom had unrecognized prior years’ service gains related to unvested rights amounting to Euro 18 million and therefore net benefit obligations recorded in the Consolidated Statement of Financial Position amounted to Euro 907 million.

In addition, following the acquisition of the investment in Oi, concluded on 28 March 2011 (Note 1), Portugal Telecom proportionally consolidated net post retirement benefits obligations of that company, which amounted to Euro 52 million as at 31 March 2011, including a liability of Euro 63 million (Note 2) and an asset of Euro 11 million (Note 2), and Euro 55 million as at 30 June 2011. These net obligations mainly relate to pension benefits under several plans with different characteristics, including defined contribution plans and defined benefit plans, most of which are already closed to new participants. Oi also has several plans that present a surplus position and for which an asset is not recorded as it is not possible to obtain reimbursements for the excess financing of those plans.

During the six month periods ended 30 June 2010 and 2011, the movements occurred in post retirement benefits obligations, net of the market value of plan assets and unrecognized prior year service gains, were as follows:

Euro

			Salaries to
			pre-retired and
	Pension	Healthcare	suspended
	benefits	benefits	employees	Total
Balance as at 31 December 2009	764,851,062	(65,540,099)	791,441,962	1,490,752,925
Periodic post retirement benefits costs	17,962,011	(2,121,878)	19,805,000	35,645,133
Work force reduction costs	120,332	—	5,523,737	5,644,069
Net actuarial losses	128,149,570	15,051,693	—	143,201,263
Payments, contributions and reimbursements	(35,282,540)	75,795,366	(70,360,707)	(29,847,881)
Balance as at 30 June 2010	875,800,435	23,185,082	746,409,992	1,645,395,509

Euro

	Portuguese operations				Oi
			Salaries to
			pre-retired and
	Pension	Healthcare	suspended		Pension	Healthcare
	benefits	benefits	employees	Sub-total	benefits	benefits	Sub-total	Total
Balance as at 31 December 2010	25,772,632	16,767,576	924,324,397	966,864,605	—	—	—	966,864,605
Changes in the consolidation perimeter (Note 2)	—	—	—	—	52,083,050	406,094	52,489,144	52,489,144
Periodic post retirement benefits costs	(357,642)	(885,465)	15,693,048	14,449,941	1,564,935	10,692	1,575,627	16,025,568
Work force reduction costs	—	—	3,749,157	3,749,157	—	—	—	3,749,157
Net actuarial losses (gains)	1,308,374	(532,338)	—	776,036	—	—	—	776,036
Payments, contributions and reimbursements	(583,249)	2,525,744	(80,830,257)	(78,887,762)	(152,278)	(924)	(153,202)	(79,040,964)
Foreign currency translation adjustments	—	—	—	—	1,070,513	8,331	1,078,844	1,078,844
Balance as at 30 June 2011	26,140,115	17,875,517	862,936,345	906,951,977	54,566,220	424,193	54,990,413	961,942,390

Certain post retirement benefits plans that have a surplus position, for which an asset can be recorded as it is possible to obtain reimbursements for the excess financing of those plans, are presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 30 June 2011 and 31 December 2010, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

Euro

	30 Jun 2011	31 Dec 2010
Pension plans with a deficit position	93,665,924	27,700,623
Salaries to pre-retired and suspended employees	862,936,345	924,324,397
Healthcare plan with a deficit position	18,299,710	16,767,576
Plans with a deficit position	974,901,979	968,792,596
Pension plans with a surplus position	(12,959,589)	(1,927,991)
	961,942,390	966,864,605

The detail of post retirement benefits costs in the six and three month periods ended 30 June 2011 and 2010 is as follows:

Euro

	1H11	1H10	2Q11	2Q10
Post retirement benefits costs
Portuguese operations (i)
Periodic service cost	1,763,800	4,074,044	881,900	2,037,022
Interest cost	26,500,485	101,021,922	13,249,980	50,510,961
Expected return on plan assets	(13,053,166)	(68,482,661)	(6,526,583)	(34,241,331)
Amortization of prior years service gains	(761,178)	(968,172)	(380,589)	(484,086)
	14,449,941	35,645,133	7,224,708	17,822,566
Service cost related to liabilities transferred to the Portuguese State (ii)	10,354,703	—	5,533,963	—
Sub-total	24,804,644	35,645,133	12,758,671	17,822,566
Oi (Note 2)
Periodic service cost	257,311	—	257,311	—
Interest cost	23,534,713	—	23,534,713	—
Expected return on plan assets	(34,642,554)	—	(34,642,554)	—
Amortization of prior years service gains	(52,094)	—	(52,094)	—
Effect of the limit on a defined benefit asset (iii)	12,478,251	—	12,478,251	—
Sub-total	1,575,627	—	1,575,627	—
Total post retirement benefits costs	26,380,271	35,645,133	14,334,298	17,822,566

Work force reduction costs
Work force reduction program	3,749,157	5,644,069	21,919	983,311
Termination payments	1,823,235	3,595,144	1,147,270	3,077,740
Total work force reduction costs	5,572,392	9,239,213	1,169,189	4,061,051

(i)           The decrease in post retirement benefits costs from Portuguese operations reflects primarily the impact of the transfer of the regulatory unfunded pension obligations to the Portuguese State, which was completed in December 2010.

(ii)        This caption corresponds to the contribution paid by Portugal Telecom to the Portuguese Social Security System, relating to the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

(iii)     As mentioned above, Oi has several plans that present a surplus position for which an asset is not recorded as it is not possible to obtain reimbursements for the excess financing of those plans; accordingly, and considering the provisions of IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, losses are recognized for those plans for which an asset cannot be recognized.

The detail of net actuarial gains (losses) recorded in the Consolidated Statement of Comprehensive Income in the six and three month periods ended 30 June 2011 and 2010, which relate to Portuguese operations, is as follows:

Euro

	1H11	1H10	2Q11	2Q10
Changes in actuarial assumptions (i)	36,259,333	—	36,259,333	—
Differences between actual data and actuarial assumptions (ii)	(37,035,369)	(143,201,263)	(20,684,168)	(140,750,376)
	(776,036)	(143,201,263)	15,575,165	(140,750,376)

(i)           Based on the long-term yield rates of high-rating bonds with similar maturities as of the date of the Consolidated Statement of Financial Position, Portugal Telecom reviewed the discount rate actuarial assumption, increasing it from 4.75% to 5.50% for healthcare benefits and from 4.75% to 5.00% for pension complements. The impact of the change in this actuarial assumption was a gain of Euro 36 million recognized in the three months period ended 30 June 2011.

(ii)        Net actuarial losses recorded in the six and three month periods ended 30 June 2011 and 2010 relate to the difference between actual and expected return on plan assets. In the six month periods ended 30 June 2011 and 2010, the actual return on assets was -5.5% and -3.3%, respectively, as compared to the actuarial assumption of 3.0%.

Net cash out flows relating to post retirement benefits in the six month periods ended 30 June 2011 and 2010 are as follows:

Euro

	1H11	1H10
Payments of salaries to pre-retired and suspended employees	80,830,257	70,360,707
Healthcare expenses (i)	(2,524,820)	(795,366)
Payments of pension complement benefits	583,249	449,920
Contributions to the pension funds	152,278	34,832,620
Reimbursement referring to the excessive funding of the healthcare plan	—	(75,000,000)
	79,040,964	29,847,881
Service cost related to liabilities transferred to the Portuguese State	9,731,240	—
Termination payments	1,823,235	3,595,144
	90,595,439	33,443,025

(i)           In the six month periods ended 30 June 2011 and 2010, this caption includes reimbursements related to expenses paid on account by PT Comunicações amounting to Euro 11 million and Euro 9 million, respectively.

7.                  Net interest expenses

In the six and three month periods ended 30 June 2011 and 2010, this caption consists of (Note 5):

Euro

	1H11	1H10	2Q11	2Q10
Interest expense
Related to loans obtained and financial instruments	233,176,567	135,620,193	152,530,356	68,622,046
Other	21,471,803	4,489,873	14,320,772	1,782,746
Interest income
Related to cash, short-term investments and financial instruments	(169,184,657)	(19,139,538)	(65,629,656)	(9,537,135)
Other	(4,208,070)	(2,364,589)	(2,648,369)	(1,348,729)
	81,255,643	118,605,939	98,573,103	59,518,928

The reduction in net interest expenses to Euro 81 million in the six months period ended 30 June 2011, as compared to Euro 119 million in the same period of last year, is primarily explained by: (1) the decrease in the average net debt from Portuguese operations, following the first and second installments received from Telefónica in 2010 (Euro 5,500 million), related to the disposal of Portugal Telecom’s 50% stake in Brasilcel, which more than offset the impacts on average net debt resulting from dividends paid in December 2010 (Euro 876 million) and June 2011 (Euro 1,139 million), the debt related to the transfer of unfunded pension obligations completed in December 2010 (Euro 1,022 million) and the investment in Oi and Contax paid in March 2011 (Euro 3,728 million); and (2) the reduction in the average cost of debt from Portuguese operations. These effects more than offset the impact of the proportional consolidation of Oi, Contax and their controlling shareholders as from 1 April 2011 (Euro 49 million — Note 2), explaining the increase in consolidated net interest expenses occurred in the three months period ended 30 June 2011.

8.                  Net other financial losses

In the six and three month periods ended 30 June 2011 and 2010, this caption consists of (Note 5):

Euro

	1H11	1H10	2Q11	2Q10
Net foreign currency exchange losses (gains) (i)	23,939,043	(3,884,238)	8,234,417	(1,075,124)
Other, net (ii)	45,533,846	16,064,352	19,331,470	8,377,910
	69,472,889	12,180,114	27,565,887	7,302,786

(i)           Losses recorded In the six and three month periods ended 30 June 2011 include primarily the impacts of (1) the depreciation of the US Dollar against the Euro on net assets denominated in US Dollars, and (2) the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 5 million).

(ii)        This caption includes mainly banking services, financial taxes and other financing costs. The increase of this caption occured In the six months period ended 30 June 2011 as compared to the same periods of last year include mainly (1) financial taxes paid in Brazil during the first quarter of 2011 in connection with the transfer of funds for Portugal Telecom’s investment in Oi (Euro 14 million) and (2) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 11 million).

9.                  Income taxes

Following a change in Portuguese tax legislation occurred in the second quarter of 2010, Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax at a maximum aggregate tax rate of approximately 29.0%, corresponding to a base rate of 25%, which is increased up to a maximum of 1.5% of collectible profit through a municipal tax and by another 2.5% of collectible profit and state tax above Euro 2 million.

Companies located in Brazil, namely Oi and Contax that were proportionally consolidated as from 1 April 2011, are subject to income taxes at a nominal rate of 34%.

In the six and three month periods ended 30 June 2011 and 2010, the reconciliation between the nominal and the effective income tax is as follows:

Euro

	1H11	1H10	2Q11	2Q10
Income before taxes	368,230,777	294,519,835	170,741,074	141,909,941
Statutory tax rate	29.0%	29.0%	29.0%	29.0%
	106,786,925	85,410,752	49,514,911	41,153,883
Adjustments to the provision for income taxes of the previous year	(8,956,999)	(9,937,206)	(9,279,710)	(5,386,099)
Tax incentives obtained by Oi	6,079,997	—	6,079,997	—
Permanent differences (i)	(5,896,132)	7,674,341	3,669,533	3,351,077
Difference in tax rates	809,064	(8,302,518)	517,825	(5,328,819)
Increases and reductions in provisions for income tax contingencies	(731,791)	2,607,212	2,211,160	2,296,443
Gain resulting from a reduction in deferred tax liabilities (ii)	—	(48,407,588)	—	(48,407,588)
Change in tax rate (iii)	—	(3,503,355)	—	(3,503,355)
Other	3,687,888	982,032	1,097,108	3,629,907
	101,778,952	26,523,670	53,810,824	(12,194,551)
Income tax (Note 5) (iv)
Income tax-current	80,411,091	71,107,468	38,305,081	33,593,340
Deferred taxes	21,367,861	(44,583,798)	15,505,743	(45,787,891)
	101,778,952	26,523,670	53,810,824	(12,194,551)

(i)           The change in this caption is primarily explained by the reduction in non-deductible interest expenses for tax purposes and non-taxable interest income recognized in the six months period ended 30 June 2011.

(ii)        The gain recorded in the three months period ended 30 June 2010 resulted from the decrease in deferred tax liabilities related to unpaid dividends from equity investments, following a reduction in the estimated applicable tax rate.

(iii)     This caption corresponds to the effect on deferred taxes as at 1 January 2010 resulting from the change in the statutory tax rate applicable in Portugal, as mentioned above.

(iv)    The increase in income taxes in the six and three month periods ended 30 June 2011, as compared to the same periods of last year, is primarily explained by: (1) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 28 million (Note 2); (2) the above mentioned Euro 48 million tax gain recorded in the second quarter of 2010; and (3) the Euro 4 million gain corresponding to the impact of the change in the statutory tax rate applicable in Portugal.

The increase in deferred tax assets recorded in the Consolidated Statement of Financial Position, from Euro 653 million as at 31 December 2010 to Euro 1,288 million as at 30 June 2011, is primarily explained by the deferred tax assets from Oi and Contax that were proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011 (Euro 654 million - Note 2), and also by the impact of the appreciation of the Brazilian Real against the Euro. These effects were partially offset by reductions in deferred tax assets related to: (1) post-retirement liabilities from Portuguese operations, as the tax effect on related payments and contributions more than offset the tax effects on post retirement benefits costs and net actuarial losses recorded in the six months period ended 30 June 2011; and (2) non-current assets held for sale (Note 13). The tax effect on net actuarial losses recorded in the six months period ended 30 June 2011 was a gain of Euro 0.2 million and was recognized in the Consolidated Statement of Comprehensive Income.

The increase in deferred tax liabilities recorded in the Consolidated Statement of Financial Position, from Euro 312 million as at 31 December 2010 to Euro 648 million as at 30 June 2011, is primarily explained by the deferred tax liabilities from Oi and Contax that were proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011 (Euro 353 million - Note 2).

Deferred tax assets from Oi and Contax primarily relate to tax losses carryforward and provisions for contingencies, while deferred tax liabilities mainly relate to the tax effect of fair value adjustments made in connection with purchase price allocations from business combinations occurred in previous years.

10.           Discontinued operations

In 2010, Vivo was classified as a discontinued operation following the agreement reached by Portugal Telecom with Telefónica on 28 July 2010 for the disposal of its 50% stake in Brasilcel, which was completed in September 2010. Consequently, financial information relating to this business was restated to be presented as a discontinued operation.

In the six and three month periods ended 30 June 2010, net income from discontinued operations totaled Euro 76,685,588 and Euro 61,430,743, respectively, including (1) Portugal Telecom’s 50% stake of Vivo’s net income before non-controlling interests, amounting to Euro 44,744,735 and Euro 29,489,890, respectively, and (2) positive foreign currency translation adjustments amounting to Euro 31,940,853 transferred to net income in the three months period ended 30 June 2010, following the repayment of the investment made through share capital reductions undertaken by Brasilcel. The results of Vivo in the six and three month periods ended 30 June 2010 were as follows:

Euro

	1H10	2Q10
Revenues	1,884,805,213	1,001,435,179
Costs:
Wages and salaries	108,195,787	58,773,415
Direct costs	400,675,199	209,900,297
Commercial costs	408,705,832	215,574,810
Depreciation and amortization	423,310,914	217,939,611
Other costs	419,482,598	224,049,448
Total costs	1,760,370,330	926,237,581
Income before financial results and taxes	124,434,883	75,197,598
Financial losses	26,553,353	16,599,153
Income before income taxes	97,881,530	58,598,445
Income taxes	53,136,795	29,108,555
Net income	44,744,735	29,489,890

Cash flows from discontinued operations include Portugal Telecom’s 50% share of Vivo’s cash flows and, under cash flows from investing activities, cash receipts of PT Móveis related to share capital reductions undertaken by Brasilcel prior to the sale of this investment, which are included in Vivo’s cash flows from financing activities, as detailed below. The detail of cash flows from investing activities relating to discontinued operations in the six months period ended 30 June 2010 is as follows:

Euro

1H10
Share capital reductions at Brasilcel	89,935,775
Proportional consolidation of Vivo’s cash flows from investing activities	(143,961,517)
Cash flows from investing activities	(54,025,742)

Portugal Telecom’s 50% share of Vivo’s cash flows in the six months period ended 30 June 2010 was as follows:

1H10
OPERATING ACTIVITIES
Collections from clients	2,118,029,912
Payments to suppliers	(1,352,615,401)
Payments to employees	(116,236,364)
Payments relating to income taxes	(30,877,981)
Payments relating to indirect taxes and other	(228,000,983)
Cash flows from operating activities	390,299,183
INVESTING ACTIVITIES
Cash receipts resulting from:
Interest and related income	7,303,082
Other investing activities	2,055,846
9,358,928
Payments resulting from:
Tangible and intangible assets	(152,384,618)
Other investing activities	(935,827)
(153,320,445)
Cash flows from investing activities	(143,961,517)
FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	170,341,512
Other financing activities	1,758,782
172,100,294
Payments resulting from:
Loans repaid	(277,867,467)
Interest and related expenses	(57,567,624)
Dividends	(32,245,767)
Share capital reductions	(89,935,775)
Other financing activities	(109,530)
(457,726,163)
Cash flows from financing activities	(285,625,869)

11.           Earnings per share and dividends

Earnings per share for the six and three month periods ended 30 June 2011 and 2010 were computed as follows:

Euro

		1H11	1H10	2Q11	2Q10
Income from continuing operations, net of non-controlling interests	(1)	227,864,661	217,125,339	98,135,674	119,906,322
Income from discontinued operations, net of non-controlling interests	(2)	—	47,368,865	—	44,272,134
Net income attributable to equity holders of the parent	(3)	227,864,661	264,494,204	98,135,674	164,178,456
Financial costs related to exchangeable bonds (net of tax)	(4)	14,693,569	14,207,165	7,535,378	7,113,202
Net income considered in the computation of the diluted earnings per share	(5)	242,558,230	278,701,369	105,671,052	171,291,658
Weighted average common shares outstanding in the period (i)	(6)	868,789,484	875,872,500	861,784,302	875,872,500
Effect of the exchangeable bonds (ii)		69,796,791	64,655,173	71,759,836	64,655,173
	(7)	938,586,275	940,527,673	933,544,138	940,527,673
Earnings per share from continuing operations, net of non-controlling interests
Basic	(1)/(6)	0.26	0.25	0.11	0.14
Diluted	[(1)+(4)]/(7)	0.26	0.25	0.11	0.14
Earnings per share from discontinued operations, net of non-controlling interests
Basic	(2)/(6)	0.00	0.05	0.00	0.05
Diluted	(2)/(7)	0.00	0.05	0.00	0.05
Earnings per share attributable to equity holders of the parent
Basic	(3)/(6)	0.26	0.30	0.11	0.19
Diluted	(5)/(7)	0.26	0.30	0.11	0.18

(i)           Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares held through equity swap contracts, applicable for all periods presented, and (2) Portugal Telecom’s 25.3% stake in its 62,755,860 shares acquired by Telemar during the six months period ended 30 June 2011, under the strategic partnership between Portugal Telecom and Oi (Note 1).

(ii)        The change in this caption relates to adjustments to the exchange price of exchangeable bonds following the dividends paid in December 2010 and June 2011.

On 6 May 2011, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 1.30 Euros per share, which was paid on 3 June 2011. This amount includes 65 cents per share corresponding to the ordinary dividend relating to the year 2010 and 65 cents relating to the total exceptional dividend of 1.65 Euros proposed by Portugal Telecom following the disposal of its investment in Brasilcel, of which 1 Euro per share had already been paid in December 2010. Therefore, in the six months period ended 30 June 2011, Portugal Telecom paid a total amount of Euro 1,138,634,250 relating to 875,872,500 shares (896,512,500 issued shares net of 20,640,000 own shares held through equity swap contracts), which includes an amount of Euro 20,646,929 paid in relation to Portugal Telecom’s 25.3% stake in its 62,755,860 shares held by Telemar (Note 1), resulting in a consolidated net payment of Euro 1,117,987,321 (Note 17.i).

On 16 April 2010, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 57.5 cents per share relating to year 2009, totaling an amount of Euro 503,626,688 (Note 17.i), which was paid in May 2010.

12.           Judicial deposits

Oi and Contax have several legal proceedings, including civil, labor and tax contingencies (Note 16.2), for which are required in certain situations, in accordance with brasilian law, to make judicial deposits or present financial guarantees with the applicable judicial entities. These judicial deposits are made in connection with legal actions for which risk of loss was deemed probable, possible or remote, based on the decision of judicial authorities, and generally bear interest or are adjusted for inflation.

Current and non-current judicial deposits from Oi and Contax that were proportionally consolidated for the first time as at 31 March 2011 amounted to Euro 208 million (Note 2) and Euro 776 million (Note 2), respectively, totalling Euro 984 million. As at 30 June 2011, judicial deposits totalled Euro 1,046 million and had the following composition:

Euro

30 Jun 2011
Judicial deposits
Civil	624,434,275
Tax	209,039,506
Labor	188,309,582
Court-blocked deposits	24,601,523
1,046,384,886

13.           Non-current assets and liabilities held for sale

As explained in Note 1, on 1 July 2011, the Board of Directors and the Shareholders’ Meetings of Dedic, Contax and CTX approved the following operations: (1) the exchange of Portugal Telecom’s investment in Dedic/GPTI for a 7.6% stake in Contax; (2) the exchange of a 1.3% Portugal Telecom’s stake in Contax for an additional 3.7% stake in CTX; and (3) the disposal by Portugal Telecom to CTX of a 2.0% stake in Contax for a total amount of R$49.7 million. As a result of these operations, Portugal Telecom’s direct and indirect stakes in CTX and Contax was increased from 42.0% to 44.0% and from 14.1% to 19.5%, respectively.

Considering the completion of these operations, Portugal Telecom classified the Dedic/GPTI business as held for sale and therefore assets and liabilities relating to these businesses were included under the captions “Non-current assets held for sale” and “Non-current liabilities held for sale”, respectively. As at 30 June 2011, the carrying value of non-current assets and liabilities held for sale, which was lower than its fair value, has the following composition:

Euro

30 Jun 2011
Assets
Cash and cash equivalents	2,973,018
Accounts receivable	74,393,549
Tangible assets (Note 14)	45,840,953
Intangible assets (including goodwill over GPTI) (Note 14)	70,050,023
Deferred taxes	21,971,209
Other	8,183,842
223,412,594
Liabilities
Gross debt	20,841,161
Accounts payable	18,548,310
Accrued expenses	18,631,938
Taxes payable	11,785,774
Provisions (Note 16)	9,307,593
79,114,776

In December 2010, Portugal Telecom reached an agreement with a third party for the disposal of its 28.78% stake in UOL for a total amount of R$ 356 million (Euro 160.4 million at the exchange rate prevailing at year-end), following which the investment in UOL as at 31 December 2010 was adjusted to its recoverable amount, corresponding to the amount to be obtained with this sale, and was classified as a non-current asset held for sale. Upon the closing of this transaction on 27 January 2011, Portugal Telecom received a total amount of Euro 155.5 million (Note 17.d) and recognized a gain of Euro 37.8 million (Note 5) corresponding to the cumulative amount of foreign currency translation adjustments relating to the investment in UOL that was reclassified to profit and loss.

14.           Tangible and intangible assets

As at 30 June 2011 and 31 December 2010, the balances of tangible and intangible assets were as follows:

Euro

	30 Jun 2011	31 Dec 2010
Intangible assets (i)	4,918,809,523	1,111,692,584
Tangible assets	6,402,409,535	3,874,613,414
	11,321,219,058	4,986,305,998

(i)        Intangible assets consiste primarily of (1) goodwill, including mainly the goodwill recorded on a preliminarily basis in connection with the acquisition of the investment in Oi and Contax, amounting to Euro 1,813 million as at 30 June 2011, and (2) licenses and concessions, namely licenses related to Portuguese operations that were already included in Portugal Telecom’s Consolidated Statement of Financial Position as at 31 December 2010 and also licenses and concessions related to Oi, as described below.

The change in the carrying amount of tangible and intangible assets is primarily explained by:

•                  The impacts resulting from the acquisition of the investments in Oi and Contax totaling Euro 6,445 million on 31 March 2011, including tangible and intangible assets proportionally consolidated in Portugal Telecom’s Statement of Financial Position amounting to Euro 2,632 million (Note 2) and Euro 2,035 million (Note 2), respectively, and the goodwill recorded on a preliminarily basis as a result of this transaction, amounting to Euro 1,777 million as at 31 March 2011 (Note 2). Tangible assets relate mainly to infrastructure and transmission equipment and intangible assets include primarily regulatory licenses and concessions, namely the concession from Brasil Telecom, which renders fixed telephone service in Region II, as mentioned above, and 2G and 3G licenses acquired in previous years by mobile operators from Oi Group;

•                  The impacts resulting from the acquisition and consolidation of the investment in Allus totaling Euro 44 million, including tangible and intangible assets proportionally consolidated in Portugal Telecom’s Statement of Financial Position amounting to Euro 6 million (Note 2) and Euro 20 million (Note 2), respectively, and the goodwill recorded on a preliminarily basis as a result of this transaction, amounting to Euro 18 million as at 30 April 2011 (Note 2);

•                  Tangible and intangible assets related to Dedic/GPTI business amounting to Euro 46 million and Euro 70 million, respectively, which were included under the caption “Non-current assets held for sale” (Note 13);

•                  Capital expenditures amounting to Euro 418 million (Note 5);

•                  Depreciation and amortization costs of Euro 564 million; and

•                  Positive foreign currency translation adjustments amounting to Euro 105 million, primarily related to the impact of the appreciation of the Brazilian Real against the Euro during the second quarter of 2011, following the acquisition of the investments in Oi and Contax.

During the six and three month periods ended 30 June 2011 and 2010, depreciation and amortization costs and capital expenditures were as follows:

	1H11	1H10	2Q11	2Q10
Depreciation and amortization costs
Tangible assets	426,796,295	300,094,883	257,527,060	140,878,737
Intangible assets	137,638,179	49,595,484	110,547,447	36,405,547
	564,434,474	349,690,367	368,074,507	177,284,284
Capital expenditures (Note 5)
Tangible assets	371,098,569	287,137,232	265,768,543	135,834,493
Intangible assets	46,885,827	25,007,858	30,010,391	13,310,178
	417,984,396	312,145,090	295,778,934	149,144,671

The increase in depreciation and amortization costs in the six and three month periods ended 30 June 2011, over the same periods of last year, reflects primarily (1) the effect of the proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 171 million (Note 2), and (2) higher amortization costs at the wireline business in Portugal (Euro 34 million and Euro 16 million, respectively), mainly as a result of the investments in the rollout of the Pay-TV service.

As at 30 June 2011, the Group had assumed commitments for the acquisition of fixed assets and inventories amounting to Euro 91 million and Euro 81 million, respectively.

In March and April 2011, ANACOM (the Portuguese Telecom Regulator) has approved the final terms and conditions for the commitment assumed by Portugal Telecom under the DTT (Digital Terrestrial Television) license granted in 2008. The main commitment assumed by the Company is related to the future subsidization of TV set-top boxes and other equipment to certain ranges of the Portuguese population, which constitute a portion of the related license cost. As at 30 June 2011, the Company was under the process of computing this responsibility.

15.           Debt

15.1        Detail of consolidated debt

As at 30 June 2011 and 31 December 2010, Portugal Telecom’s gross debt amounted respectively to Euro 12,379,919,479 and Euro 7,206,301,567, as follows:

Euro

	30 Jun 2011		31 Dec 2010
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	816,862,263	—	714,242,672
Bonds	1,535,217,506	4,175,538,331	—	4,375,693,026
Bank loans
External loans	652,606,679	3,338,698,122	174,497,832	662,384,203
Domestic loans	2,239,735	3,558,458	3,430,491	—
Liability related to equity swaps on treasury shares	178,071,827	—	178,071,827	—
Commercial paper	544,000,000	—	88,000,000	—
Leasings	29,057,242	43,399,550	27,456,857	47,744,387
Other financings	472,409,317	588,260,449	480,464,272	454,316,000
	3,413,602,306	8,966,317,173	951,921,279	6,254,380,288

The increase in gross debt by Euro 5,174 million during the six months period ended 30 June 2011 is primarily related to the following effects:

•             The gross debt from Oi, Contax and its controlling holdings that was proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011, amounting to Euro 3,748 million, of which Euro 656 million matured within one year (Note 2) and Euro 3,092 million was non-current debt (Note 2). In the three months period ended 30 June 2011, gross debt from Oi, Contax and its controlling holdings decreased to Euro 3,472 million, primarily due to repayments of promissory notes issued by TNL (Euro 167 million), a credit facility entered into previously by Telemar (Euro 222 million) and debentures issued by TNL (Euro 170 million);

•            The Euro 600 million Eurobond issued by PT Finance BV on 8 February 2011, with a maturity of 5 years and a coupon of 5.625%, with a reoffer level of 295bp over the mid swap rate;

•            An amount of Euro 750 million drawn in 2011 under the new credit facility secured by Portugal Telecom on 23 March 2011, amounting to Euro 900 million and maturing in March 2014, subsequently increased to Euro 1,050 million on 12 April 2011 and Euro 1,200 million on 13 April 2011; and

•            An increase of Euro 456 million in the outstanding amount due under commercial paper programmes.

Except for the above mentioned, during the six months period ended 30 June 2011, Portugal Telecom (a) did not issue any new bonds or exchangeable bonds, (b) has not repaid any bonds outstanding as at 31 December 2010 and (c) did not obtain any other significant new facilities or issued relevant amounts of notes.  Additionally, the repayments of bank loans and debt were made in line with repayment terms disclosed in the last annual report.

Excluding the proportional consolidation of Oi, Contax and its controlling shareholders, liquidity position, including cash, undrawn amounts of underwritten commercial paper and standby facilities and the receivable from Telefónica related to the sale of Vivo, stood at Euro 5,372 million as at 30 June 2011.

On 3 June 2011, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB to BBB-, with negative outlook, and the short-term rating from A-2 to A-3. On 7 June 2011, Moody’s announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from Baa2 to Baa3 and maintaining it under review for possible downgrade. On 29 July 2011, Moody’s confirmed the Baa3 issuer rating of Portugal Telecom, with negative outlook. Considering the credit rating covenant applicable to certain loan agreements with the EIB, amounting to Euro 182 million as at 30 June 2011, Portugal Telecom and the EIB have agreed to increase the spread of those loans, with no other consequence as a result of the revision of Portugal Telecom’s credit rating.

15.2        Profile and detail of debt from Oi, Contax and its controlling holdings

The debt of Oi, Contax and its controlling shareholders that was proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011 amounted to Euro 3,748 million. As of that date, the average maturity of this debt was approximately 4 years and approximately 90% of the debt was denominated in Brazilian Reais, directly or indirectly through cross currency derivatives. Regarding the cost of debt, as at 31 March 2011 approximately 20% was set at fixed rates and the remaining 80% bear interest at variable rates, primarily the Brazilian Interbank Deposit Rate (“CDI”) and the Brazilian Long-Term Interest Rate (“TJLP”).

As at 30 June 2011, the debt of Oi, Contax and its controlling shareholders that was proportionally consolidated in Portugal Telecom’s Statement of Financial Position decreased to Euro 3,472 million, as compared to Euro 3,748 million as at 31 March 2011. This reduction, which is explained in more detail below, is primarily related to the repayments of (1) a R$2,000 million credit facility entered into with Caixa Económica Federal (Euro 222 million proportionally consolidated as at 31 March 2011) and (2) promissory notes amounting to R$1,500 million issued by TNL in February 2011 (Euro 167 million proportionally consolidated as at 31 March 2011), which were partially offset by (3) the R$1,500 million debentures issued by TNL (Euro 170 million proportionally consolidated as at 30 June 2011).

The main loans and financings included in the debt of Oi, Contax and its shareholders that were proportionally consolidated in Portugal Telecom’s Statement of Financial Position are as follows (amounts stated in Brazilian Reais correspond to 100% of the loans obtained):

•             The Board of Directors’ Meeting of TNL held on 5 May 2011 and its Extraordinary Shareholders’ Meeting held on 23 May 2011 approved the public issuance of simple and nonconvertible debentures totaling R$1,500 million. These debentures mature on 25 May 2012 and yield interest equivalent to CDI plus 0.65% per year, with interest and principal being payable on final maturity. The outstanding amount due as at 30 June 2011 was R$1,500 million, corresponding to Euro 170 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•             In February 2011, TNL issued R$1,500 million in promissory notes, bearing interest at the CDI interest rate plus 0.45% per year, which were repaid on maturity in May 2011. The outstanding amount due as at 31 March 2011 was R$1,500 million, corresponding to Euro 167 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•             In December 2010, Telemar issued senior notes totaling Euro 750 million (equivalent to R$1,687 million). This transaction bears interest at the rate of 5.125% per year, and matures in December 2017. The outstanding amount due as at 30 June 2011 was R$1,700 million, corresponding to Euro 193 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$1,735 million as at 31 March 2011, corresponding to Euro 193 million proportionally consolidated).

•             In September 2010, Telemar issued senior notes totaling US$1,000 million (equivalent to R$1,707 million). This transaction bears interest at the rate of 5.5% per year, and matures in October 2020. Interest is payable semiannually in April and October, from April 2011 until maturity. After the issuance, Telemar initiated an offering for the exchange of the senior notes issued in April 2009 for additionally senior notes issued in 2010, according to the exchange offering agreement. In October 2010, the exchange offering was closed with the issuance of an additional amount of US$787 million in senior notes. The outstanding amount due as at 30 June 2011 was R$2,790 million, corresponding to Euro 316 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$2,911 million as at 31 March 2011, corresponding to Euro 323 million proportionally consolidated).

•             In December 2009, several companies from the Oi Group entered into financing agreements with the BNDES, totaling R$4,403 million. These agreements are divided into 2 sub-loans: (i) sub-loan A, bearing interest equivalent to TJLP plus 3.95% per year; and (ii) sub-loan B, bearing fixed interest rate of 4.50% per year. In December 2009, June 2010 and October 2010, there were disbursements of R$1,500 million, R$562 million and R$531 million, respectively. Interest is paid on a quarterly basis until December 2011 and will be due on a monthly basis from January 2012 to May 2018. Principal is repayable in 84 monthly installments, from January 2012 to December 2018. The outstanding amount due as at 30 June 2011 was R$2,142 million, corresponding to Euro 243 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$2,593 million as at 31 March 2011, corresponding to Euro 288 million proportionally consolidated).

•             The Extraordinary Shareholders’ Meetings held on 30 November 2009 and 9 March 2010 and the Board of Directors’ Meeting held on 11 March 2010 approved the public issuance, by Telemar, of simple and nonconvertible debentures totaling R$2,250 million, in two series of 225,000 debentures, with face value of R$10,000.00. The issuance date was on 15 April 2010 and placement was made in May 2010, totaling R$2,000 million. The first series of 175,397 debentures matures on 15 April 2014 and yields interest equivalent to CDI plus 1.20% per year, with semiannual interest payments and principal repayment on final maturity. The second series of 24,603 debentures matures on 15 April 2014 and yields interest equivalent to IPCA plus 7.98%, with annual payments of interest and repayment of principal on final maturity. The outstanding amount due as at 30 June 2011 was R$2,000 million, corresponding to Euro 227 million proportionally consolidated in Portugal Telecom’s

Statement of Financial Position (R$2,000 million as at 31 March 2011, corresponding to Euro 222 million proportionally consolidated).

•             In November 2009, Telemar entered into a R$2,000 million credit facility with Caixa Económica Federal. Interest on this financing was payable on a quarterly basis from February 2010 to November 2011 and on a monthly basis from December 2011 to November 2014. Principal would be repayable in 36 monthly installments, from December 2011 until maturity in November 2014. Interest was equivalent to 117.5% of CDI per year. This facility was repaid early in April 2011. As at 31 March 2011, the outstanding amount due was R$2,000 million, corresponding to Euro 222 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position.

•             In May 2008, Telemar raised R$4,300 million with Banco do Brasil for the purpose of acquiring an equity interest in Brasil Telecom, with interest being payable semiannually, from May 2015 to May 2018. Following the repayment of two installments in May 2010 and May 2011, amounting to R$ 614 million each, the remaining amount due is repayable in four annual installments beginning on May 2015. This transaction bears interest equivalent to CDI plus 1.0% per year until May 2015 and to CDI plus 1.83% per year from May 2015 to May 2018. The outstanding amount due as at 30 June 2011 was R$3,071 million, corresponding to Euro 348 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$3,686 million as at 31 March 2011, corresponding to Euro 410 million proportionally consolidated).

•             The Extraordinary Shareholders’ Meeting of Telemar Participações held on 25 April 2008 approved the issuance of 1,000,000 preferred shares, at a nominal price of R$1,239.61 per share, totaling R$1,239.6 million. These preferred shares were fully subscribed by BNDES Participações, S.A., one of the shareholders of Telemar Participações. The main features of these preferred shares consist of: (1) priority in the distribution of a fixed dividend equivalent to 5% per year of the issuance price per share, adjusted by inflation; (2) annual repayments as from April 2011 at the issuance price, adjusted by inflation; (3) the holder of the preferred shares has the option to demand its repayment through shares of Telemar Norte Leste held by Telemar Participações; (4) convertible into ordinary shares of Telemar Participações if the repayment of the preferred shares is not made in accordance with its terms or the fixed dividend is not paid; and (5) do not have voting rights. Considering the features described above, these preferred shares are classified as debt and amounted to R$1,379 million as at 30 June 2011, equivalent to Euro 156 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$1,457 million as at 31 March 2011, corresponding to Euro 221 million proportionally consolidated).

•             In April 2008, Telemar Participações issued non-convertible bonds totaling R$1,575 million, subject to actualization based on the CDI interest rate and bearing interest at a fixed rate of 1.4% and 1.55% per year for the first (R$1,115 million) and second series (R$460 million), respectively. The principal is payable annually until April 2013 and April 2015, respectively. The outstanding amounts due as at 30 June 2011 totaled R$920 million, corresponding to Euro 104 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$1,150 million as at 31 March 2011, corresponding to Euro 175 million proportionally consolidated).

•             In February 2008, AG Telecom and LF-Tel issued non-convertible bonds amounting to R$665 million each, subject to actualization based on the IPCA and bearing interest at a fixed rate of 5% per year. The principal is payable semiannually from October 2011 to April 2020. The outstanding amounts due by these companies as at 30 June 2011 totaled R$1,502 million, corresponding to Euro 233 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$1,478 million as at 31 March 2011, corresponding to Euro 224 million proportionally consolidated).

•             In November 2006, Telemar entered into a credit facility with the BNDES to finance the expansion and technological upgrading of its fixed grid, scheduled for the period 2006 to 2008. This agreement is divided into two sub-loans: (i) sub-loan A was intended specifically for the purchase of domestic equipment and related services and totals R$1,771 million; and (ii) sub-loan B was intended for the purchase of telecommunications equipment that complied with the Basic Production Process, and totals R$200 million. Regarding interest cost, sub-loan A bears interest of 4.50% per year above TJLP and sub-loan B bears interest of 2.50% per year above TJLP. Interest was paid on a quarterly basis until June 2009 and mature monthly since then until June 2014. Principal is repayable in 60 monthly installments as from July 2009. The outstanding amount due as at 30 June 2011 was R$912 million, corresponding to Euro 103 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$988 million as at 31 March 2011, corresponding to Euro 110 million proportionally consolidated).

•             In November 2006, Brasil Telecom entered into a credit facility with the BNDES of R$2,004 million (actual loans of R$2,055 million), which bears interest equivalent to the TJLP plus 4.3% per year. Interest was paid on a quarterly basis until May 2009 and is due on a monthly basis from June 2009 to May 2014. This financing is repayable in 60 monthly installments, from June 2009 to May 2014. The outstanding amount due as at 30 June 2011 was R$822 million, corresponding to Euro 93 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$892 million as at 31 March 2011, corresponding to Euro 99 million proportionally consolidated).

•             On 1 June 2006, Brasil Telecom conducted its fourth public issuance of 108,000 non-convertible debentures with face value of R$10 each, totaling R$1,080 million. The repayment term is seven years, maturing on 1 June 2013. These debentures pay interest equivalent to the compound interbank deposit rate plus a spread of 3.5% per year, payable semiannually. Amortization, which shall indistinctly consider all debentures, will occur annually commencing 1 June 2011, in three installments of 33.3%, 33.3% and 33.4% of the face value, respectively. The outstanding amount due as at 30 June 2011 was R$720 million, corresponding to Euro 82 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$1,080 million as at 31 March 2011, corresponding to Euro 120 million proportionally consolidated).

•             The Extraordinary Shareholders’ Meeting held on 7 March 2006 approved the public issuance, by Telemar, of 216,000 simple, non-convertible debentures, in two series, with face value of R$10, totaling R$2,160 million, with issuance date on 1 March 2006 and placement date on 27 March 2006. The maturity of first series debentures is within five years and of second series debentures is within seven years from the issuance date, and pay interest equivalent to 103% of CDI and CDI plus spread of 0.55%, respectively. Interest is payable semiannually. The outstanding amount due as at 30 June 2011 was R$540 million, corresponding to Euro 61 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$540 million as at 31 March 2011 corresponding to Euro 60 million proportionally consolidated).

16.           Provisions

16.1        Detail of consolidated provisions

As at 30 June 2011 and 31 December 2010, the detail of provisions recognized in the Consolidated Statement of Financial Position is as follows:

Euro

	30 Jun 2011	31 Dec 2010
Current provisions
Litigation	199,207,537	26,777,139
Taxes	91,616,105	49,325,590
Other	9,993,703	11,580,402
	300,817,345	87,683,131
Non-current provisions
Litigation	530,256,930	486,320
Taxes	59,216,514	5,435,563
Other	58,416,836	35,025,319
	647,890,280	40,947,202
	948,707,625	128,630,333

The increase in this caption is basically explained by the impact of the proportional consolidation of current and non-current provisions from Oi and Contax in Portugal Telecom’s Statement of Financial Position as at 31 March 2011, amounting to Euro 213 million (Note 2) and Euro 617 million (Note 2), respectively, totaling Euro 830 million. This effect was partially offset by the provisions from Dedic and GPTI totaling Euro 9 million as at 30 June 20111, which were classified as non-current liabilities held for sale (Note 13).

The detail of provisions from Oi and Contax as at 30 June 2011 and 31 March 2011 is as follows:

Million

	30 Jun 11		31 Mar 11
	Euro	Brazilian Reais	Euro	Brazilian Reais
	(proportional)	(100%)	(proportional)	(100%)
Proceedings
Civil	472.8	4,169.4	463.4	4,169.1
Labor	233.4	2,019.7	235.3	2,078.8
Tax	102.2	875.6	108.7	955.9
Sub-total	808.4	7,064.6	807.3	7,203.8
Removal and dismantling of assets	23.3	205.9	22.6	203.8
Other	0.2	1.3	0.2	1.7
Total	831.9	7,271.8	830.2	7,409.3

Legal actions and tax contingencies against Group companies for which loss is considered to be possible, and therefore are not provided for, totaled Euro 2,743 million as at 30 June 2011 and Euro 165 million as at 31 December 2010. This increase is primarily explained by the proportional consolidation of Oi and Contax, which had legal actions and tax contingencies for which loss was considered to be possible totaling Euro 2,592 million as at 30 June 2011 and Euro 2,433 million as at 31 March 2011 (the first consolidation date), the nature of which is detailed below.

16.2        Nature of the legal proceedings from Oi, Contax and its controlling holdings

Oi and Contax are a party to certain legal proceedings arising in the normal course of business, including civil, labor and tax proceedings. As at 30 June 2011, the total estimated amounts in controversy for those proceedings in respect of which the risk of loss was deemed probable and possible totaled approximately R$7,065 million and R$22,396 million, respectively (Euro 808 million and Euro 2,592 million corresponding to Portugal Telecom’s share, respectively), as compared to R$7,204 million and R$21,450 million as at 31 March 2011, respectively (Euro 807 million and Euro 2,433 million corresponding to Portugal Telecom’s share, respectively). As at 30 June 2011, Oi and Contax had made judicial deposits totaling Euro 1,046 million for some of these proceedings.

As at 30 June 2011 and 31 March 2011, the nature and detail of the main legal proceedings against Oi Group, Contax and its controlling holdings, for which the risk of loss was deemed probable and therefore are fully provided for, are as follows:

Million

		30 Jun 11		31 Mar 11
		Euro	Brazilian Reais	Euro	Brazilian Reais
		(proportional)	(100%)	(proportional)	(100%)
Civil	(a)
Corporate Law	(i)	271.8	2,397.5	271.6	2,444.1
ANATEL estimates and fines	(ii)	100.1	883.1	94.4	849.5
Other		100.9	888.7	97.4	875.5
Sub-total		472.8	4,169.4	463.4	4,169.1
Labor	(b)
Overtime		75.9	670.0	76.3	686.9
Salary differences and related effects		38.4	338.4	36.5	328.7
Hazardous work conditions		25.3	223.6	25.8	232.5
Indemnities		18.4	162.2	22.1	199.3
Contractual rescissions		11.0	97.4	13.4	121.0
Additional post retirement benefits		11.3	99.8	11.4	102.7
Other		53.1	428.3	49.7	407.8
Sub-total		233.4	2,019.7	235.3	2,078.8
Tax	(c)
ICMS (Value Added Tax)	(i)	65.0	573.2	69.3	623.6
FUNTEL	(ii)	12.9	114.0	12.3	110.9
Other		24.3	188.4	27.0	221.3
Sub-total		102.2	875.6	108.7	955.9
Total		808.4	7,064.6	807.3	7,203.8

As at 30 June 2011 and 31 March 2011, the nature of the legal proceedings against Oi Group for which the risk of loss was deemed possible is as follows:

Million

	30 Jun 11		31 Mar 11
	Euro	Brazilian Reais	Euro	Brazilian Reais
	(proportional)	(100%)	(proportional)	(100%)
Civil	166.3	1,448.8	162.0	1,439.6
Labor	472.7	3,747.9	420.9	3,392.4
Tax	1,952.9	17,199.7	1,849.6	16,618.5
	2,591.9	22,396.4	2,432.5	21,450.5

(a)              Civil contingencies

(i)                Corporate Law

As successor to CRT, which was acquired in July 2000, Oi is subject to various civil claims filed against that entity, namely several claims filed by users of telephone lines in the State of Rio Grande do Sul. CRT entered into financial interest agreements with its fixed-line subscribers. Under these financial interest agreements, customers had the right to subscribe to a number of CRT shares, being the number of shares to be issued to each subscriber determined based on a formula that divided the cost of the fixed-line subscription by the book value of CRT’s shares. Beginning in June 1997, certain of CRT’s fixed-line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving too few shares.

In addition, as successor to Telecomunicações do Mato Grosso do Sul S.A. (“Telems”), Telecomunicações de Goiás S.A. (“Telegoiás”) and Telecomunicações do Mato Grosso S.A. (“Telemat”), operating companies acquired by Brasil Telecom Holding in the privatization of Telebrás and which were subsequently merged into Oi, Oi is subject to various civil claims in connection with telephone programs (Community Telephone Programs) established in the States of Mato Grosso do Sul, Goiás and Mato Grosso.

Brasil Telecom, based on the decisions of the court of justice issued in 2009, considers the risk of loss regarding these proceedings as probable. Currently, the provisions for these lawsuits are based on (i) several legal interpretations, (ii) the number of ongoing lawsuits by matter discussed and (iii) the average amount of historical losses, broken down by matter (including all procedural costs).

At the end of 2010, the website of the Superior Court of Justice (STJ) disclosed news that this court had set compensation criteria to be adopted by Brasil Telecom to the benefit of the shareholders of the former CRT for those cases in which new shares, possibly due, could not be issued because of the sentence issued. According to this court judgment news, which does not correspond to a final decision, the potential compensation (conversion of the obligation into cash) must be based on: (i) the definition of the number of shares that each claimant would be entitled, measuring the capital invested at the book value of the share reported in the company’s monthly trial balance on the date it was paid-in; (ii) the number of shares determined shall be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or disposed of the shares, and (iii) the result obtain must be adjusted for inflation from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case of succession, the benchmark amount will be the stock market price of the successor company.

As at 30 June 2011, Oi had recorded provisions in the amount of R$2,398 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$2,444 million as at 31 March 2011.

(ii)            ANATEL estimates and fines

Oi has received various notifications from ANATEL, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service or in the General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access. As at 30 June 2011, Oi had recorded provisions in the amount of R$883 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$850 million as at 31 March 2011.

(b)              Labor contingencies

Oi is a party to a large number of labor claims arising out of the ordinary course of its businesses, including claims for: (1) risk premium payments sought by employees working in dangerous conditions; (2) wage parity claims seeking equal pay among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance; (3) indemnification payments for, among other things, work accidents, occupational injuries, employment stability, child care allowances and achievement of productivity standards set forth in its collective bargaining agreements; (4) overtime wages; (5) joint liability allegations by employees of third-party service providers; and (6) additional post retirement benefits.

As at 30 June 2011, the total estimated contingencies in connection with labor claims against Oi in respect of which the risk of loss was deemed probable totaled R$2,020 million, as compared to R$2,079 million as at 31 March 2011.

(c)              Tax contingencies

As at 30 June 2011, the estimated contingencies in connection with tax proceedings against Oi in respect of which the risk of loss was deemed probable and possible amounted to R$876 million and R$17,200 million, respectively, as compared to

R$956 million and R$16,619 million as at 31 March 2011, respectively. The Brazilian corporate tax system is complex, and Oi and Contax are currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that it believe are unconstitutional. These tax contingencies relate primarily to value-added tax, service tax and taxes on revenue.

(i)                ICMS (Value Added Tax)

Under the regulations governing the ICMS, in effect in all Brazilian states, telecommunications companies must pay ICMS on every transaction involving the sale of telecommunication services they provide. Oi may record ICMS credits for each of its purchases of operational assets. The ICMS regulations allow Oi to apply the credits it has recorded for the purchase of operational assets to reduce the ICMS amounts it must pay when it sells its services.

Oi has received various tax assessments challenging the amount of tax credits that it recorded to offset the ICMS amounts it owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza), or ISS; and (2) whether some of the assets it has purchased relate to the telecommunication services provided, and, therefore, qualify for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss relate to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

As at 30 June 2011, Oi had recorded provisions in the amount of R$573 million for those assessments in respect of which it deemed the risk of loss as probable, as compared to R$624 million as at 31 March 2011.

(ii)            FUNTTEL

FUNTTEL (Fundo para o Desenvolvimento Tecnológico das Telecomunicações) is a fund that was established to finance telecommunications technology research, for which Oi is required to make contributions. Due to a change by ANATEL in the basis for calculation of its contributions to the FUNTTEL, for which Oi has questioned its legality, Oi recorded provisions for additional contributions to these funds.  As at 30 June 2011, Oi had recorded provisions in the amount of R$114 million for assessments of the FUNTTEL, as compared to R$111 million as at 31 March 2011.

17.           Statement of cash flows

(a)          Cash flows from operating activities relating to continuing operations - Following the acquisition of the investments in Oi and Contax completed on 28 March 2011, the cash flows from these companies were proportionally consolidated in Portugal Telecom’s Statement of Cash Flows as from 1 April 2011, which explains the increases in cash receipts from customers, payments to suppliers and employees and payments of indirect taxes.

(b)          Payments relating to income taxes - The increase in this caption is primarily explained by (1) withholding taxes paid by  Bratel Brasil and PT Móveis related to interest income obtained from the financial applications of the proceeds from the disposal of Vivo, and (2) the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 17 million).

(c)          Short-term financial applications - These captions include basically cash payments from new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro 300,221,915 in the six  months period ended 30 June 2011, as compared to net cash receipts of Euro 4,321,750 in the six months period ended 30 June 2010.

(d)          Cash receipts resulting from financial investments — In the six months period ended 30 June 2011, this caption includes basically the proceeds obtained from the disposal of the investment in UOL, amounting to Euro 155.5 million (Note 13).

(e)          Cash receipts resulting from interest and related income — The increase in this caption in the six months period ended 30 June 2011, as compared to the same period of last year, primarily relates to the interest income received in the period from the financial applications of the proceeds from the disposal of Vivo, and also to the proportional consolidation of Oi.

(f)            Cash receipts resulting from dividends — During the six month periods ended 30 June 2011 and 2010, cash receipts resulting from dividends were as follows:

Euro

	1H11	1H10
Unitel	125,865,835	44,087,222
CTM	19,924,726	8,347,332
Other	994,762	349,870
	146,785,323	52,784,424

(g)     Payments resulting from financial investments — During the six month periods ended 30 June 2011 and 2010, cash payments resulting from financial investments were as follows:

Euro

	1H11	1H10
Acquisition of the investments in Oi and Contax
Purchase price (Note 2)	3,727,568,622	—
Cash and cash equivalents as at 31 March 2011 (Note 2)	(1,696,039,259)	—
Acquisition of the investment in Allus		—
Purchase price (Note 2)	43,744,918	—
Cash and cash equivalents as at the acquisition date	(1,891,216)	—
Other	108,040	114,962
	2,073,491,105	114,962

In connection with the strategic investment in Oi and Contax, Portugal Telecom paid financial taxes for the transfer of funds to Brazil and legal and advisory fees related to the completion of the transaction which were included under the caption “Payments resulting from other investing activities”.

(h)         Loans - Cash receipts resulting from loans obtained and cash payments resulting from loans repaid relate basically to commercial paper and other bank loans which are regularly renewed.

In the six months period ended 30 June 2011, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 1,374,732,815 and, as explained in Note 15, includes primarily: (1) the Euro 600 million Eurobond issued in January 2011; (2) the increase in the outstanding amount due under commercial paper programmes by Euro 456 million; and (3) the Euro 750 million amount drawn under the new credit facility secured in March 2011. These effects were partially offset by certain repayments of debt made by Oi during the three months period ended 30 June 2011, as detailed in Note 15.

In the six months period ended 30 June 2010, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 978,926,305 and basically relate to the increase in the level of usage of short-term commercial paper programmes and certain revolving credit facilities.

(i)         Dividends paid — During the six month periods ended 30 June 2011 and 2010, the composition of this caption is as follows:

Euro

	1H11	1H10
Portugal Telecom (Note 11)	1,117,987,321	503,626,688
Oi and Contax	28,856,119	—
Cabo Verde Telecom	14,087,667	6,495,346
Timor Telecom	1,898,775	4,678,575
MTC	—	13,178,465
Other	1,512,948	1,611,807
	1,164,342,830	529,590,881

(j)            Acquisition of own shares — This caption corresponds to the total amount paid by Oi during the three months period ended 30 June 2011 for the acquisition of Portugal Telecom’s shares, in connection with the strategic partnership entered into between Portugal Telecom and Oi (Note 1).

(k)        Payments resulting from other financing activities — This caption includes primarily the settlement of cross currency derivatives by Oi amounting to Euro 14 million.

18.           Related parties

a) Associated companies and jointly controlled entities

Balances as at 30 June 2011 and 31 December 2010 and transactions occurred during the six month periods ended 30 June 2011 and 2010 between Portugal Telecom and associated and jointly controlled companies are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	30 Jun 2011	31 Dec 2010	30 Jun 2011	31 Dec 2010	30 Jun 2011	31 Dec 2010
Oi	1,631,868	—	1,340,083	—	—	—
Other international companies:
Unitel (i)	118,314,218	264,643,043	8,660,717	9,962,132	—	—
Multitel	6,371,455	5,495,659	382,582	195,296	892,161	897,608
CTM	173,944	191,380	106,674	61,249	—	—
Other	1,006,770	1,492,935	338,481	173,452	—	—
Domestic companies:
Páginas Amarelas	6,351,369	8,722,197	14,291,723	13,880,468	—	—
PT-ACS	3,229,481	3,974,227	700,335	1,093,317	—	—
Fundação PT	1,207,592	431,712	—	20	—	—
Sportinveste Multimédia	33,450	21,978	385,711	400,912	33,618,668	33,618,668
Other	276,956	329,032	661,787	482,593	8,583,069	4,749,868
	138,597,103	285,302,163	26,868,093	26,249,439	43,093,898	39,266,144

(i)        Accounts receivable from Unitel as at 30 June 2011 and 31 December 2010 include basically dividends receivable from this associated company.

Euro

	Costs		Revenues		Interest charged
Company	1H11	1H10	1H11	1H10	1H11	1H10
Oi (i)	705,275	—	23,473,522	—	—	—
International companies:
Unitel	6,397,123	6,267,340	6,562,021	7,354,651	—	—
Multitel	55,195	—	659,106	557,167	—	—
CTM	47,139	69,893	107,355	77,702	—	—
Other	156,294	213,761	120,888	227,319	—	—
Domestic companies:
Páginas Amarelas (ii)	19,501,799	27,163,846	1,169,692	1,779,463	—	—
PT-ACS	2,763,821	2,808,463	1,398,514	415,468	—	—
Sportinveste Multimédia	379,113	692,940	205,097	45,269	40,889	42,190
Other	265,037	754,708	9,518,078	8,460,323	62,131	55,631
	30,270,796	37,970,951	43,214,273	18,917,362	103,020	97,821

(i)    This caption is primarily related to transactions entered into between Contax and Oi and corresponds to the amounts resulting from the difference between the consolidation stakes of Contax (42.0%) and Oi (25.6%), which is not eliminated in the consolidation process.

(ii)   The reduction in costs with Páginas Amarelas is primarily related to the decline in the directories business, as mentioned in Note 5.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include primarily:

•                  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories;

•                  Roaming agreements entered into with Unitel; and

•                  Call center services provided by Contax to Oi.

b) Shareholders

Some of the qualified shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. In addition, Visabeira (a service provider to Portugal Telecom’s wireline business) and Controlinveste (a media company) are also major shareholders of Portugal Telecom. Transactions occurred during the six month periods ended 30 June 2011 and balances as at 30 June 2011 between Portugal Telecom and its major shareholders are as follows (including VAT):

Euro

	Sales and	Supplies and
	services	services	Net interest
	rendered by	provided to	received	Accounts	Accounts
Company	Portugal Telecom	Portugal Telecom	(paid)	receivable	payable
Caixa Geral de Depósitos	12,121,773	3,712,994	15,984,396	3,119,624	687,152
BES	9,309,810	8,571,290	33,358,998	2,130,365	—
Visabeira	2,872,433	27,988,762	—	2,356,707	4,508,651
Controlinveste	1,483,262	27,129,640	—	740,021	7,816,539
Ongoing	628,783	1,556,351	—	642,221	557,605
Barclays	202,310	1,952	(1,614,212)	173,793	—
	26,618,371	68,960,989	47,729,182	9,162,731	13,569,947

The terms and contractual conditions in agreements entered into by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

Pensions and healthcare funds in Portugal, which were incorporated to cover the Company’s Portuguese post retirement benefits plans (Note 6), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 30 June 2011, the total exposure of these investments to BES, Ongoing and Portugal Telecom was Euro 81 million, Euro 79 million and Euro 57 million, respectively.

c) Other

During the six month periods ended 30 June 2011 and 2010, fixed remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

Euro

	1H11	1H10
Executive board members	1,568,046	1,626,229
Non-executive board members	657,170	703,575
Audit Committee	290,857	290,857
	2,516,073	2,620,661

The Executive Committee decreased from 7 to 5 executive board members in March 2010 and increased to 7 executive board members in April 2011.

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive: (i) annual variable remuneration related to the performance achieved in the year and payable in the following year, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment is differed for a period of 3 years, and (ii) variable remuneration related with the medium term performance, which payment is differed for a period of 3 years. On an annual basis, Portugal Telecom recognizes an accrual for variable remunerations.

In the six months period ended 30 June 2011, the annual variable remuneration of 2010 paid to the five executive board members amounted to Euro 2,343,205, as compared to the annual variable remuneration of 2009 amounting to Euro 3,524,285 paid to the seven executive board members in the six months period ended 30 June 2010. In the six months period ended 30 June 2011 and 2010, there were no payments related to the variable remuneration associated with the medium-term performance.

In the six months period ended 30 June 2010, Portugal Telecom paid a total amount of Euro 1,797,544 to two executive board members that resigned their offices in March 2010, related to their remunerations up to the term of office and the compensation for a non-competition pact paid to one of the board members.

In addition to the above mentioned remunerations, executive board members are entitled to fringe benefits primarily utilized in their daily functions, in connection with a policy defined for the Group. As at 30 June 2011, there were no board members entitled to post retirement benefits under the plans of PT Comunicações, and there was no share based payment program or termination benefits in place.

During the six month periods ended 30 June 2011 and 2010, fixed remuneration of key employees of Portugal Telecom’s management amounted to Euro 2.7 million and Euro 3.5 million, respectively. The variable remuneration of key employees amounted to Euro 3.6 million and Euro 3.4 million in the six month periods ended 30 June 2011 and 2010, respectively.

One of Portugal Telecom’s non-executive board members is also executive director of “Heidrick & Struggles - Consultores de Gestão, Lda”, which on the normal course of business rendered consultancy services to Portugal Telecom amounting to approximately Euro 0.9 million (excluding VAT) in the six months period ended 30 June 2011.

19.           Subsequent events

On 1 July 2011, as explained in Note 1, the Board of Directors and the Shareholders’ Meetings of Dedic, Contax and CTX approved the following operations: (1) the exchange of Portugal Telecom’s investment in Dedic/GPTI for a 7.6% stake in Contax; (2) the exchange of a 1.3% Portugal Telecom’s stake in Contax for an additional 3.7% stake in CTX; and (3) the disposal by Portugal Telecom to CTX of a 2.0% stake in Contax for a total amount of R$49.7 million. As a result of these operations, Portugal Telecom’s direct and indirect stakes in CTX and Contax was increased from 42.0% to 44.0% and from 14.1% to 19.5%, respectively.

On 26 July 2011, Portugal Telecom’s General Meeting of Shareholders approved an amendment of the Company’s Bylaws, eliminating the special rights granted to the 500 Class A shares (the so-called “golden share”).

Independent auditors report

Deloitte & Associados, SROC S.A.
Inscriçào na OROC nº 43
Registo na CMVM nº 231

Edificio Atrium Saldanha
Praça Duque de Saldanha, 1 - 6°
1050-094 Lisboa
Portugal

Tel: +(351) 210 427 500
Fax: +(351) 210 427 950
www.deloitte.pt

LIMITED REVIEW REPORT ON THE HALF YEAR CONSOLIDATED FINANCIAL INFORMATION
PREPARED BY AN AUDITOR REGISTERED IN THE SECURITIES MARKET COMMISSION
(COMISSÃO DO MERCADO DE VALORES MOBILIÁRIOS)

(Translation of a report originally issued in Portuguese)

Introduction

1.                    For the purposes of the Securities Market Code (Código dos Valores Mobiliários) we hereby present our limited review report on the consolidated financial information of Portugal Telecom, SGPS, S.A. (“the Company”) and its subsidiaries, for the six months period ended 30 June 2011 included in the Board of Directors’ Report, in the consolidated statement of financial position (that presents a total of 22,660,805,687 Euros and shareholders’ equity of 4,100,773,536 Euros, including a consolidated net profit attributable to shareholders of the Company of 227,864,661 Euros), in the consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the six months period then ended and in the corresponding notes.

2.                    The amounts in the financial statements, as well as the additional financial information, were extracted from the accounting records of the companies included in the consolidation, subsequently adjusted in the consolidation process to be in accordance with the International Financial Reporting Standards as endorsed by the European Union.

Responsibilities

3.                    The Company’s Board of Directors is responsible for: (i) the preparation of consolidated financial information that presents a true and fair view of the financial position of the companies included in the consolidation, the consolidated results and comprehensive income of their operations, the changes in consolidated shareholders’ equity and their consolidated cash flows; (ii) the preparation of historical financial information in accordance with the International Financial Reporting Standards as endorsed by the European Union and that is complete, true, actual, clear, objective and licit, as required by the Securities Market Code; (iii) the adoption of adequate accounting policies and criteria; (iv) the maintenance of appropriate systems of internal control; and (v) informing of any significant facts that have influenced their operations, financial position, results or comprehensive income.

4.                    Our responsibility is to verify the financial information contained in the documents referred to above, namely if, in all material respects, it is complete, true, actual, clear, objective and licit, as required by the Securities Market Code, and issue a professional and independent report which provides moderate assurance on that financial information, based on our work.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Veren, and its network of member firms, each of which is a legally separate and independent entity

Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.

Tipo: Sociedade civil sob a forma comercial | Capital Social: 500.000,00 Euros | Matrícula C.R.C. de Lisboa e NIPC: 501 776 311

Sede: Edifício Atrium Saldanha, Praça Duque de Saldanha, 1 – 6º, 1050-094 Lisboa | porto: BomSucesso Trade Center, Praça do Bom Sucesso 61 – 13º, 4150-146 Porto

Member of Deloitte Touche Tohmatsu

Scope

5.                    Our work had the objective of obtaining moderate assurance about whether the financial information referred to above is exempt from material misstatements. Our work was performed in accordance with the Technical Review/Audit Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), was planned in accordance with that objective and consisted principally of enquiries and analytical procedures to review: (i) the reliability of the assertions included in the financial information; (ii) the adequacy of the accounting policies adopted, taking into consideration the circumstances and their consistent application; (iii) the applicability, or not, of the going concern concept; (iv) the presentation of the financial information; and (v) if, in all material respects, the consolidated financial information is complete, true, actual, clear, objective and licit , as required by the Securities Market Code.

6.                    Our work also included verifying the consistency of the consolidated financial information included in the Board of Directors’ Report with the remaining documents referred to above.

7.                    We believe that our work provides a reasonable basis for issuing this Limited Review Report on this half year consolidated information.

Opinion

8.                    Based on our work, which was performed with the objective of obtaining moderate assurance, nothing came to our attention that leads us to believe that the consolidated financial information for the six months period ended 30 June 2011, referred to in paragraph 1 above of Portugal Telecom, SGPS, S.A. and its subsidiaries, is not exempt from material misstatements that affect its conformity with the International Financial Reporting Standards as endorsed by the European Union for Interim Financial Statements (IAS 34), and that, in accordance with the definitions included in the standards referred to in paragraph 5 above, is not complete, true, actual, clear, objective and licit.

Emphasis

9.                    As discussed in Note 2 of the notes to the consolidated financial statements, as of 30 June 2010 it was in progress the quantification of the fair value of the assets and liabilities acquired in Group Oi and Contax, being the difference between the purchase price and the carrying value of the assets and liabilities acquired, amounting to approximately 1,813 million Euros as of that date, allocated preliminarily to goodwill (Note 14). The fair value adjustments to be recorded under this purchase price allocation will be recognized in the financial statements of subsequent periods with effects reported to the acquisition date.

Lisbon, 31 August 2011

/s/ João Luis Falua Costa da Silva
Deloitte & Associados, SROC S.A.
Represented by João Luis Falua Costa da Silva

2

Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortization, and cost of equipment sales, per average number of users in the period.

CRM	Customer Relationship Management.

Curtailment costs	Work force reduction programme costs.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

Euronext Lisbon	The domestic stock market upon which PT shares are listed and traded.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

Gearing ratio	Gearing ratio = net debt / (net debt + equity).

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NGAN	Next generation acess network

NYSE	New York Stock Exchange.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.
Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SEC	US Securities and Exchange Commission. The US regulator for capital markets.

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

3G	3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Board of Directors

Chairman

Henrique Granadeiro

CEO

Zeinal Bava

Executive officers

Luís Pacheco de Melo

Alfredo José Silva de Oliveira Baptista

Carlos Alves Duarte

Pedro Humberto Monteiro Durão Leitão

Manuel Rosa da Silva

Shakhaf Wine

Non-executive officers

Otávio Marques de Azevedo

Francisco Manuel Marques Bandeira

José Guilherme Xavier de Basto

João Manuel de Mello Franco

Joaquim Aníbal Brito Freixial de Goes

Mário João de Matos Gomes

Pedro Jereissati

Gerald Stephen McGowan

Rafael Luís Mora Funes

Maria Helena Nazaré

Amílcar Carlos Ferreira de Morais Pires

Francisco Teixeira Pereira Soares

Jorge Humberto Correia Tomé

Paulo José Lopes Varela

Milton Almicar Silva Vargas

Nuno Rocha dos Santos de Almeida e Vasconcellos

Key figures

Consolidated financial highlights (1)	Euro million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Operating revenues	1,797.7	933.5	92.6%		2,668.8	1,840.4	45.0%
Operating costs (2)	1,155.3	563.3	105.1%		1,669.0	1,093.0	52.7%
EBITDA (3)	624.4	370.3	73.5%		999.8	747.3	33.8%
Income from operations (4)	260.0	175.1	48.4%		409.0	362.0	13.0%
Net income	98.1	164.2	(40.2)%		227.9	264.5	(13.8)%
Capex	295.8	149.1	98.3%		418.0	312.1	33.9%
Capex as % of revenues (%)	16.5	16.0	0.5	pp	15.7	17.0	(1.3	)pp
EBITDA minus Capex	346.6	221.1	56.8%		581.8	435.2	33.7%
Operating cash flow	209.4	158.9	31.8%		524.8	182.9	187.0%
Free cash flow (5)	(136.7)	27.8	n.m.		316.8	21.9	n.m.
Adjusted net debt (6)	6,648.8	5,373.3	23.7%		6,648.8	5,373.3	23.7%
Adjusted net debt exc. Oi and Contax (6)	4,269.0	5,373.3	(20.6)%		4,269.0	5,373.3	(20.6)%
After-tax unfunded PRB obligations	667.1	1,192.9	(44.1)%		667.1	1,192.9	(44.1)%
EBITDA margin (%) (7)	35.7	39.7	(3.9	)pp	37.5	40.6	(3.1	)pp
Adjusted net debt / EBITDA (x) (6) (8)	2.6	3.6	(1.0	)x	2.6	3.6	(1.0	)x
Adjusted net debt exc. Oi and Contax / EBITDA (x) (6) (8)	2.9	3.6	(0.7	)x	2.9	3.6	(0.7	)x
Basic earnings per share	0.11	0.19	(40.2)%		0.26	0.30	(13.8)%
Diluted earnings per share (9)	0.11	0.18	(38.5)%		0.26	0.30	(13.3)%

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation. Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the assets and liabilities of these investments in its statement of financial position and net income as from 1 April 2011. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (5) 1H11 figure excludes the cash out-flow related to the acquisition of the investment in Oi and Contax. (6) June 2011 net debt was adjusted for the receivable from Telefónica and for the tax effect on pensions debt due to the Portuguese State, while June 2010 net debt was adjusted in order to reflect Vivo as a discontinued operation. (7) EBITDA margin = EBITDA / operating revenues. (8) With respect to 1H11, 1Q11 EBITDA was adjusted in order to recognise the proportional contribution of Oi and Contax. (9) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

Wireline operating data

	2Q11	2Q10	y.o.y	1H11	1H10	y.o.y
Main accesses (‘000)	4,963	4,734	4.8%	4,963	4,734	4.8%
Retail accesses	4,632	4,345	6.6%	4,632	4,345	6.6%
PSTN/ISDN	2,672	2,710	(1.4)%	2,672	2,710	(1.4)%
Traffic-generating lines	2,593	2,599	(0.2)%	2,593	2,599	(0.2)%
Carrier pre-selection	79	111	(28.3)%	79	111	(28.3)%
Fixed broadband retail	1,040	933	11.5%	1,040	933	11.5%
Pay-TV customers	919	702	30.9%	919	702	30.9%
Wholesale accesses	331	389	(14.8)%	331	389	(14.8)%
Unbundled local loops	220	273	(19.3)%	220	273	(19.3)%
Wholesale line rental	60	64	(5.0)%	60	64	(5.0)%
Fixed broadband wholesale	51	53	(3.3)%	51	53	(3.3)%
Net additions (‘000)	42	60	(30.8)%	81	147	(44.9)%
Retail accesses	54	66	(19.0)%	105	156	(32.3)%
PSTN/ISDN	(11)	(22)	51.3%	(23)	(36)	36.7%
Traffic-generating lines	(4)	(11)	67.2%	(7)	(13)	45.6%
Carrier pre-selection	(7)	(11)	34.9%	(16)	(23)	31.5%
Fixed broadband retail	21	32	(34.5)%	39	71	(44.7)%
Pay-TV customers	44	57	(23.0)%	89	122	(26.4)%
Wholesale accesses	(12)	(6)	(98.9)%	(24)	(9)	(179.9)%
Unbundled local loops	(10)	(6)	(81.8)%	(22)	(8)	(180.9)%
Wholesale line rental	(1)	(0)	(216.6)%	(2)	0	n.m.
Fixed broadband wholesale	(0)	0	(285.6)%	(1)	(1)	8.2%
Retail RGU per access (1)	1.73	1.60	8.1%	1.73	1.60	8.1%
ARPU (Euro)	29.9	30.1	(0.8)%	30.1	30.2	(0.3)%
Total traffic (million minutes)	2,619	2,730	(4.1)%	5,257	5,454	(3.6)%
Employees	6,302	6,574	(4.1)%	6,302	6,574	(4.1)%

(1) Retail accesses per PSTN/ISDN line.

Mobile operating data (1)

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Customers (‘000)	7,334	7,269	0.9%		7,334	7,269	0.9%
Net additions (‘000)	(80)	5	n.m.		(85)	16	n.m.
Total traffic (million minutes)	2,633	2,625	0.3%		5,221	5,133	1.7%
MOU (minutes)	119	121	(1.2)%		118	118	0.2%
ARPU (Euro)	12.9	14.6	(11.9)%		12.8	14.7	(12.8)%
Customer	11.5	12.7	(9.5)%		11.4	12.7	(10.3)%
Interconnection	1.1	1.7	(31.3)%		1.2	1.7	(30.6)%
Data as % of service revenues (%)	27.8	25.0	2.7	pp	27.3	24.2	3.2	pp
SARC (Euro)	33.2	29.1	14.0%		33.1	27.8	18.8%
Employees	1,042	1,016	2.6%		1,042	1,016	2.6%

(1) Includes MVNO subscribers.

Oi operating data

	2Q11	2Q10	y.o.y
Wireline Services - “Oi Fixo”
Lines in Service (‘000)	19,400	20,759	(6.5)%
Residential	13,585	14,778	(8.1)%
Commercial	4,989	5,131	(2.8)%
Public Telephones	825	849	(2.8)%
Alternatives Plans (‘000)*	13,227	13,252	(0.2)%
Proportion of Lines in Service (%)	68%	64%	4.4	pp
ARPU Fixed (R$)	51.2	55.2	(7.2)%
Broadband Services - “Oi Velox”
Broadband Subscribers (‘000)	4,642	4,307	7.8%
Proportion of Lines in Service (%)	23.7%	20.5%	3.2	pp
ARPU Broadband (R$)	39.3	42.6	(7.7)%
Mobile Services - “Oi Móvel”
Mobile Subscribers (‘000)	41,540	37,226	11.6%
Pre-Paid Plans	34,437	31,015	11.0%
Post-Paid Plans	4,786	4,513	6.0%
Oi Control	2,317	1,698	36.5%
Oi Conta Total (‘000)	1,452	1,421	2.2%
Market Share Oi (%) - Brazil	19.1%	20.1%	(1.0	)pp
Proportion of Net Additions in Brazil (%)	1.0%	10.2%	(9.2	)pp
Monthly Churn rate (%)	5.1%	3.4%	1.7	pp
CAPU (R$)	26	31	(16.1)%
ARPU Mobile (R$)	21.6	22.4	(3.6)%
Pay TV - “Oi TV”
Pay TV Subscribers (‘000)	334	265	26.0%
RGUs (‘000)	65,915	62,557	5.4%

Additional information to shareholders

Listing

PT shares are listed on the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share. The company’s share capital, as at 30 June 2011, comprised 896,512,500 shares with a par value of 3 cents each, with 896,512,000 shares listed on the Euronext and the New York Stock Exchange. There were 25,080,191 ADRs registered on the same date, representing 2.8% of PT’s total share capital.

As at 30 June 2011, PT’s statement of financial position reflected 36,522,253 own shares, including: (1) 20,640,000 own shares held through equity swaps at PT SGPS, S.A., and (2) 15,882,253 own shares held through the 25.3% stake in PT’s 62,755,860 shares acquired by Oi. As at 30 June 2011, PT’s total number of shares outstanding was 859,990,247.

Stock market data

	1H11	1H10
As at 30 June
Share capital (Euro)	26,895,375	26,895,375
Number of shares issued	896,512,500	896,512,500
Number of shares outstanding	859,990,247	875,872,500
Price (Euro)	6.837	8.180
Market capitalisation (Euro million)	6,129	7,333

Price / transactions
High (Euro)	8.784	8.934
Low (Euro)	6.644	6.480
Volume (million of shares)	401	622
Traded Value (Euro million)	3,253	4,997

Performance
Portugal Telecom	(13.0)%	(3.9)%
PSI-20	(3.5)%	(16.5)%
DJ Stoxx Telecom Europe	(3.2)%	(7.2)%

Contacts

Investor relations

Nuno Vieira

Investor Relations Director

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: nuno.t.vieira@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

The Bank of New York

ADR Division

101 Barclay Street, 22nd Floor

New York, NY 10286, USA

Tel: +1 212 815 2367

Fax: +1 212 571 3050

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.